Exhibit 99.3

NOTICE OF SPECIAL MEETING OF SECURITYHOLDERS

to be held December 15, 2009

and

NOTICE OF PETITION

TO THE COURT OF QUEEN'S BENCH OF ALBERTA

and

INFORMATION CIRCULAR and PROXY STATEMENT

with respect to a

PLAN OF ARRANGEMENT

involving

HARVEST ENERGY TRUST, HARVEST OPERATIONS CORP.,
NORTH ATLANTIC REFINING LIMITED, HARVEST BREEZE TRUST NO. 1,
1115638 ALBERTA LTD., HARVEST BREEZE TRUST NO. 2, 1115650 ALBERTA LTD.,
CALPINE NATURAL GAS TRUST, VIKING ENERGY ROYALTY TRUST,
1485300 ALBERTA LTD. AND VALIANT TRUST COMPANY

and

KOREA NATIONAL OIL CORPORATION, KNOC CANADA LTD. AND 1496965 ALBERTA LTD.

and

SECURITYHOLDERS OF HARVEST ENERGY TRUST

November 13, 2009

TABLE OF CONTENTS

LETTER TO SECURITYHOLDERS	i
NOTICE OF SPECIAL MEETING	iii
NOTICE OF PETITION	v

INFORMATION CIRCULAR	1
SUMMARY INFORMATION	3
GLOSSARY OF TERMS	10
EXCHANGE RATE INFORMATION	17
BACKGROUND TO THE ARRANGEMENT	18
RECOMMENDATION OF THE BOARD OF DIRECTORS	19
FAIRNESS OPINION	20
THE ARRANGEMENT	21
THE ARRANGEMENT AGREEMENT	30
PRINCIPAL LEGAL MATTERS	38
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	40
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	43
RISK FACTORS	46
PROCEDURES FOR THE SURRENDER OF TRUST UNITS, TRUST UNIT RIGHTS AND UNIT AWARDS AND RECEIPT OF CONSIDERATION	46
LEGAL MATTERS	48
RIGHTS OF DISSENT	48
INFORMATION CONCERNING THE TRUST	50
INFORMATION CONCERNING KNOC AND THE PURCHASER	52
GENERAL PROXY MATTERS	53
LEGAL PROCEEDINGS	55
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	55
CONSENTS	56

APPENDICES
Appendix A - Special Resolution
Appendix B - Interim Order
Appendix C - Arrangement Agreement
Appendix D - Fairness Opinion
Appendix E - Section 191 of the Business Corporations Act (Alberta)

November 13, 2009

Dear Securityholders:

You are invited to attend a special meeting of holders (collectively "Securityholders") of ordinary trust units ("Trust Units"), trust unit rights ("Trust Unit Rights") and unit awards ("Unit Awards") of Harvest Energy Trust (the "Trust") to be held in the Lecture Theatre at the Metropolitan Centre, 333 – 4th Avenue SW, Calgary, Alberta on Tuesday, December 15, 2009 at 10:00 a.m. (Calgary time). At the meeting, you will be asked to consider, among other matters, a proposed plan of arrangement (the "Arrangement") involving the Trust, Harvest Operations Corp., North Atlantic Refining Limited, Harvest Breeze Trust No. 1, 1115638 Alberta Ltd., Harvest Breeze Trust No. 2, 1115650 Alberta Ltd., Calpine Natural Gas Trust, Viking Energy Royalty Trust, 1485300 Alberta Ltd., Valiant Trust Company, Korea National Oil Corporation, KNOC Canada Ltd., 1496965 Alberta Ltd. and Securityholders of the Trust.

The Arrangement provides that, among other things:

  holders of Trust Units will receive for each Trust Unit $10.00 in cash;

  holders of Trust Unit Rights will receive for each Trust Unit Right cash equal to the greater of $0.01 and the amount, if any, by which $10.00 exceeds the exercise price thereof; and

  holders of Unit Awards will receive for each Unit Award $10.00 in cash for each Trust Unit issuable on the exercise of such Unit Award.

For additional details, see "The Arrangement" and "The Arrangement Agreement" in the Information Circular and Proxy Statement (the "Information Circular") which accompanies this letter.

The resolution approving the Arrangement must be approved by not less than 66 2/3% of the votes cast by holders of Trust Units, Trust Unit Rights and Unit Awards, voting together as a single class, either in person or by proxy, at the meeting. The Arrangement is also subject to the approval of the Court of Queen's Bench of Alberta and all regulatory approvals.

TD Securities Inc. has provided the board of directors of Harvest Operations Corp. with an opinion that the consideration under the Arrangement is fair, from a financial point of view, to holders of Trust Units ("Unitholders"). The board of directors of Harvest Operations Corp., based upon its own investigations, including its consideration of the fairness opinion of TD Securities Inc., has unanimously concluded that the Arrangement is in the best interests of the Trust and Securityholders and recommends that Securityholders vote in favour of the Arrangement. Directors, officers and their associates and affiliates who own in the aggregate approximately 6.0% of the outstanding Trust Units, Trust Unit Rights and Unit Awards have indicated that they intend to vote in favour of the Arrangement.

The Information Circular contains a detailed description of the Arrangement. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors. If you are unable to attend the meeting in person, please complete and deliver the form of proxy which is enclosed in order to ensure your representation at the meeting.

If you have any questions or need additional information, you should consult your financial, legal, tax or other professional advisor.

On behalf of the board of directors of Harvest Operations Corp., I would like to express our gratitude for the ongoing support our Unitholders have demonstrated with respect to our decision to take part in this important event in the history of the Trust. We would also like to thank our employees who have worked very hard assisting us with this task and for providing their support for the proposed transaction.

Yours truly,

(signed) "John Zahary"
John Zahary
President and Chief Executive Officer
Harvest Operations Corp.

HARVEST ENERGY TRUST

NOTICE OF SPECIAL MEETING
to be held December 15, 2009

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "Interim Order") of the Court of Queen's Bench of Alberta dated November 13, 2009, a special meeting (the "Meeting") of the holders (collectively, "Securityholders") of trust units ("Trust Units"), trust unit rights ("Trust Unit Rights") and unit awards ("Unit Awards") (collectively, "Securities") of Harvest Energy Trust (the "Trust") will be held in the Lecture Theatre at the Metropolitan Centre, 333 – 4th Avenue SW, Calgary, Alberta on December 15, 2009, at 10:00 a.m. (Calgary time) for the following purposes:

(a)

to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution (the "Special Resolution"), the full text of which is set forth in Appendix A to the accompanying information circular and proxy statement dated November 13, 2009 (the "Information Circular") to approve a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) (the "Arrangement"), all as more particularly described in the Information Circular; and

(b)	to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters to be put before the Meeting are set forth in the accompanying Information Circular.

The record date for determination of Securityholders entitled to receive notice of and to vote at the Meeting is November 9, 2009. Only Securityholders whose names have been entered in the register of the Securityholders on the close of business on that date and holders of Trust Units issued by the Trust after the record date and prior to the Meeting will be entitled to receive notice of and to vote at the Meeting provided that a holder of Trust Unit Rights or Unit Awards on the record date who exercises such Trust Unit Rights or Unit Awards prior to the Meeting will not be entitled to vote such Trust Unit Rights or Unit Awards at the Meeting. With the exception of holders of Trust Unit Rights and Unit Awards who exercise such Trust Unit Rights and Unit Awards after the record date and are issued Trust Units by the Trust, unitholders who acquire their Trust Units after the record date will not be entitled to vote such securities at the Meeting.

Registered holders of Trust Units ("Unitholders") have the right to dissent with respect to the Arrangement and to be paid the fair value of their Trust Units in accordance with the provisions of Section 191 of the Business Corporations Act (Alberta), as modified by the Interim Order. A Unitholder's right to dissent is more particularly described in the accompanying Information Circular. Failure to strictly comply with the requirements set forth in Section 191 of the Business Corporations Act (Alberta), as modified by the Interim Order, may result in the loss of any right of dissent. A dissenting Unitholder must send to Harvest Operations Corp. and the Trust a written objection to the Special Resolution, which written objection must be received by Harvest, c/o Burnet, Duckworth & Palmer LLP, Suite 1400, 350 - 7th Avenue SW, Calgary, Alberta, T2P 3N9, Attention: Daniel J. McDonald, Q.C., by 5:00 p.m. (Calgary time) on December 11, 2009 (or the business day that is two business days prior to the date of the Meeting if it is not held on December 15, 2009). Persons who are beneficial owners of Trust Units registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only registered holders of Trust Units are entitled to dissent. Accordingly, a beneficial owner of Trust Units who desires to exercise the right of dissent must make arrangements for the Trust Units beneficially owned by such holder to be registered in the holder's name prior to the time written objection to the Special Resolution is required to be received by the Trust or, alternatively, make arrangements for the registered holder of such Trust Units to dissent on the holder's behalf.

A Securityholder may attend the Meeting in person or may be represented by proxy. Securityholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy (white for holders of Trust Units, yellow for holders of Trust Unit Rights and green for holders of Unit Awards) for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be received by Valiant Trust Company, 310, 606 – 4th Street SW, Calgary, Alberta,

T2P 1T1, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof. The time limit for the deposit of proxies may be waived by the Board of Directors of Harvest Operations Corp. at its discretion, without notice.

Dated at the City of Calgary, in the Province of Alberta, this 13th day of November, 2009.

BY ORDER OF THE BOARD OF DIRECTORS OF
HARVEST OPERATIONS CORP.

(signed) "John Zahary"
John Zahary, President and Chief Executive Officer
Harvest Operations Corp.

v

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9, as amended

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING HARVEST ENERGY TRUST, HARVEST OPERATIONS CORP., NORTH ATLANTIC REFINING LIMITED, HARVEST BREEZE TRUST NO. 1, 1115638 ALBERTA LTD., HARVEST BREEZE TRUST NO. 2, 1115650 ALBERTA LTD., CALPINE NATURAL GAS TRUST, VIKING ENERGY ROYALTY TRUST, 1485300 ALBERTA LTD., VALIANT TRUST COMPANY, KOREA NATIONAL OIL CORPORATION, KNOC CANADA LTD., 1496965 ALBERTA LTD. AND SECURITYHOLDERS OF HARVEST ENERGY TRUST

NOTICE OF PETITION

NOTICE IS HEREBY GIVEN that a petition (the "Petition") has been filed with the Court of Queen's Bench of Alberta, Judicial Centre of Calgary (the "Court") on behalf of Harvest Operations Corp. ("HOC") and Harvest Energy Trust (the "Trust") with respect to a proposed arrangement (the "Arrangement") under Section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended (the "ABCA"), involving the Trust, HOC, North Atlantic Refining Limited ("NARL"), Harvest Breeze Trust No. 1 ("Breeze Trust No. 1"), 1115638 Alberta Ltd. ("1115638"), Harvest Breeze Trust No. 2 ("Breeze Trust No. 2"), 1115650 Alberta Ltd. ("1115650"), Calpine Natural Gas Trust ("CNG Trust"), Viking Energy Royalty Trust ("Viking"), 1485300 Alberta Ltd. ("1485300"), Valiant Trust Company ("Valiant"), Korea National Oil Corporation, KNOC Canada Ltd. (the "Purchaser"), 1496965 Alberta Ltd. ("TrusteeCo") and the holders (collectively, "Securityholders") of trust units ("Trust Units"), trust unit rights and unit awards of the Trust, which Arrangement is described in greater detail in the Information Circular and Proxy Statement of the Trust dated November 13, 2009, accompanying this Notice of Petition. At the hearing of the Petition, HOC and the Trust intend to seek:

(a)	a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the persons affected;

(b)	an order approving the Arrangement pursuant to the provisions of Section 193 of the ABCA;

(c)

an order declaring that the registered holders of Trust Units shall have the right to dissent in respect of the Arrangement in accordance with the provisions of Section 191 of the ABCA, as modified by the interim order of the Court dated November 13, 2009;

(d)

a declaration that the Arrangement will, upon the filing of the Articles of Arrangement pursuant to the provisions of Section 193 of the ABCA, become effective in accordance with its terms and will be binding on the Trust, HOC, NARL, Breeze Trust No. 1, 1115638, Breeze Trust No. 2, 1115650, CNG Trust, Viking, 1485300, Valiant, Korea National Oil Corporation, the Purchaser, TrusteeCo and the Securityholders on and after the effective date of the Arrangement; and

(e)	such other and further orders, declarations and directions as the Court may deem just.

AND NOTICE IS FURTHER GIVEN that the said Petition was directed to be heard before a Justice of the Court of Queen's Bench of Alberta, 601 – 5th Street SW, Calgary, Alberta, on the 16th day of December, 2009 at 1:30 p.m. (Calgary time), or as soon hereafter as counsel may be heard. Any Securityholder or any other interested party desiring to support or oppose the Petition, may appear at the time of the hearing in person or by counsel for that purpose. Any Securityholder or any other interested party desiring to appear at the hearing is required to file with the Court of Queen's Bench of Alberta, Judicial Centre of Calgary, and serve upon the Trust, on or before 5:00 p.m. (Calgary time) on December 11, 2009, a notice of intention to appear, including an address for service in the Province of Alberta together with any evidence or materials which are to be presented to the Court. Service on HOC and the Trust is to be effected by delivery to the solicitors for HOC and the Trust at the address below. If any Securityholder or any other interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that no further notice of the Petition will be given by HOC or the Trust and that in the event the hearing of the Petition is adjourned only those persons who have appeared before the Court for the application at the hearing shall be served with notice of the adjourned date.

AND NOTICE IS FURTHER GIVEN that the Court, by Order dated November 13, 2009, has given directions as to the calling of a meeting of Securityholders for the purpose of such holders voting upon a resolution to approve the Arrangement and has directed that for registered holders of Trust Units the right to dissent with respect to the Arrangement in accordance with the provisions of Section 191 of the ABCA, as amended by such Order, shall be applicable.

AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Securityholder or other interested party requesting the same by the undermentioned solicitors for HOC and the Trust upon written request delivered to such solicitors as follows:

Burnet, Duckworth & Palmer LLP
1400, 350 – 7th Avenue SW
Calgary, Alberta, T2P 3N9

Attention: Daniel J. McDonald, Q.C.

DATED at the City of Calgary, in the Province of Alberta, this 13th day of November, 2009.

BY ORDER OF THE BOARD OF DIRECTORS OF
HARVEST OPERATIONS CORP.

(signed) "John Zahary"
John Zahary
President and Chief Executive Officer
Harvest Operations Corp.

INFORMATION CIRCULAR

Introduction

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of HOC for use at the Meeting and any adjournments thereof. No Person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Exhibit B to the Arrangement Agreement, which is attached as Appendix C to this Information Circular. You are urged to carefully read the full text of the Plan of Arrangement.

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under "Glossary of Terms". Information contained in this Information Circular is given as of November 13, 2009 unless otherwise specifically stated.

All references in this Information Circular to the Exercise Price of Trust Unit Rights and the number of Trust Units which holders of Unit Awards are entitled to acquire on the exercise of such Unit Awards as well as amounts expected to be paid in exchange for Trust Unit Rights and Unit Awards pursuant to the Arrangement have been adjusted on a pro forma basis to give effect to the distribution of $0.05 per Trust Unit which is payable on November 16, 2009 to Unitholders of record on October 22, 2009.

Forward-looking Statements

Certain statements contained in this Information Circular constitute forward-looking statements. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions.

In particular, this Information Circular contains forward-looking statements pertaining to:

  the perceived benefits of the Arrangement;
  the timing of the Meeting and the Final Order;
  the anticipated Effective Date;
  stock exchange delisting and the timing thereof;
  the treatment of Securityholders under tax laws;
  the making by HOC and the Trust, as applicable, after the Effective Date of an offer to purchase the outstanding Debentures and 7 7/8% Senior Notes; and
  treatment under government regulatory regimes including approvals under the Investment Act (Canada) and
  Competition Act (Canada).

Forward-looking statements respecting:

  the perceived benefits of the Arrangement are based upon a number of facts, including the Fairness Opinion, the terms and conditions of the Arrangement Agreement and current industry, economic and market conditions (see "Recommendation of the Board of Directors");
  the structure and effect of the Arrangement are based upon the terms of the Arrangement Agreement and the transactions contemplated thereby (see "The Arrangement" and "The Arrangement Agreement");
  the consideration to be received by Securityholders as a result of the Arrangement is based upon the terms of the Arrangement Agreement and the Plan of Arrangement (see "The Arrangement" and "The Arrangement Agreement");

  certain steps in, and timing of, the Arrangement are based upon the terms of the Arrangement Agreement and advice received from counsel to the Trust relating to timing expectations (see "The Arrangement" and "The Arrangement Agreement"); and
  the effects of the Arrangement on the Trust are based on management's current expectations regarding the intentions of KNOC and the Purchaser.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. HOC believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Information Circular should not be unduly relied upon. These statements speak only as of the date of this Information Circular

Some of the risks that could cause results to differ materially from those expressed in the forward-looking statements include:

  inability to obtain required consents, permits or approvals, including Court approval of the Arrangement, Securityholder approval of the Arrangement and Required Approvals;
  the failure to realize anticipated benefits of the Arrangement; and
  the other factors discussed under "Risk Factors" in this Information Circular.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this Information Circular are expressly qualified by this cautionary statement. Except as required by law, neither the Trust nor HOC undertakes any obligation to publicly update or revise any forward-looking statements and readers should also carefully consider the matters discussed under the heading "Risk Factors" in this Information Circular.

Information for U.S. Unitholders

The solicitation of proxies for the Meeting is not subject to the requirements applicable to proxy statements under the 1934 Act. Accordingly, this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Unitholders in the United States should be aware that such requirements are different from those of the United States applicable to proxy statements under the 1934 Act. Specifically, information contained herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that the Trust is settled under the laws of Alberta, Canada, that the officers and directors of HOC and the trustee of the Trust are residents of countries other than the United States, that the experts named in this Information Circular are residents of countries other than the United States, and that a substantial portion of the assets of the Trust and such persons are, or will be, located outside the United States.

Unitholders in the United States should carefully read the information under "Certain United States Federal Income Tax Considerations" in this Information Circular.

SUMMARY INFORMATION

The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto. Terms with initial capital letters used in this summary are defined in the "Glossary of Terms". In this summary, all dollar amounts are stated in Canadian dollars.

Summary of The Arrangement

The Trust and HOC entered into the Arrangement Agreement with KNOC and the Purchaser effective October 21, 2009. A copy of the Arrangement Agreement is attached as Appendix C to this Information Circular. The Arrangement Agreement provides for the implementation of the Plan of Arrangement (a copy of which is attached as Exhibit B to the Arrangement Agreement) pursuant to which, among other things, the following transactions will occur:

  the Purchaser will acquire all of the outstanding Trust Units for $10.00 in cash for each Trust Unit;

  in respect of outstanding Trust Unit Rights, HOC or NARL will pay for each Trust Unit Right an amount of cash equal to the greater of $0.01 and the amount, if any, by which $10.00 exceeds the exercise price of such Trust Unit Right; and

  in respect of outstanding Unit Awards, HOC or NARL will pay for each Unit Award an amount of cash equal to $10.00 for each Trust Unit issuable on the exercise of such Unit Award.

If the Arrangement is successfully completed, the Trust will become an indirect wholly-owned subsidiary of KNOC and former holders of Trust Units, Trust Unit Rights and Unit Awards will be entitled to receive the cash consideration to which they are entitled pursuant to the terms of the Arrangement.

The Debentures and the 7 7/8% Senior Notes are not dealt with under the Arrangement, and the holders of the Debentures and the 7 7/8% Senior Notes will not have a vote at the Meeting. If the Arrangement is completed the Debentures and the 7 7/8% Senior Notes will continue to be unsecured debt securities of the Trust and HOC, as applicable, governed by the terms and conditions of the Debenture Indenture and the Note Indenture pursuant to which they were issued, and the Trust and HOC will remain bound by their respective obligations thereunder.

Completion of the Arrangement will constitute a "change of control" under both the Debenture Indenture and the Note Indenture. Accordingly, within 30 days following the Effective Time the Trust will be required to make offers to purchase all outstanding Debentures and HOC will be required to make an offer to purchase all outstanding 7 7/8% Senior Notes, in each case for cash consideration equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of acquisition. Such offers will be made in accordance with the applicable provisions of the Debenture Indenture and the Note Indenture.

Completion of the Arrangement will also, in accordance with the provisions of the Debenture Indenture, cause an automatic adjustment to the conversion privilege under the Debentures such that, following the Effective Time, the Debentures will no longer be convertible into Trust Units, but will instead be convertible into the same cash consideration that holder of Debentures would have received under the Arrangement had they converted their Debentures into Trust Units immediately prior to the Effective Time. Accordingly, in the event of a valid exercise of the conversion right by a holder of Debentures after the Effective Time, the holder will receive, in lieu of the number of Trust Units that would have been issuable prior to the Effective Time, a cash payment in an amount equal to $10.00 for each such Trust Unit that would otherwise have been issued. Although the conversion right will continue following completion of the Arrangement, it is unlikely to be exercised by any holder since the conversion price of each series of outstanding Debentures is in excess of the consideration of $10.00 per Trust Unit under the Arrangement and a holder would therefore receive on conversion an amount in cash that is less than the principal amount so converted.

See "The Arrangement – Effects of the Arrangement".

The Trust

The Trust is an open-end, unincorporated investment trust established under the laws of the Province of Alberta on July 10, 2002 pursuant to the trust indenture between HOC, a wholly-owned subsidiary and the administrator of the Trust, and Valiant Trust Company, as trustee. The Trust's assets consist of securities, unsecured debt and net profits interest on the oil and natural gas assets of several direct and indirect subsidiaries, trusts and partnerships. The Trust is managed by HOC pursuant to the Administration Agreement.

The beneficiaries of the Trust are the holders of its Trust Units who receive monthly distributions from the Trust's net cash flow from its various investments after certain administrative expenses and the provision for interest due to the holders of Debentures. Pursuant to the Trust Indenture, the Trust is required to distribute 100% of its taxable income to its Unitholders each year and limit its activities to holding and administering permitted investments and making distributions to its Unitholders.

As at November 10, 2009, 182,268,643 Trust Units were issued and outstanding, 7,404,436 Trust Unit Rights entitling the holders thereof to acquire an aggregate 7,404,436 Trust Units were outstanding and 465,932 Unit Awards entitling the holders thereof to acquire an aggregate 633,156 Trust Units were outstanding.

The Trust Units are listed on the TSX under the symbol "HTE.UN" and are listed on the NYSE under the symbol "HTE".

The head and principal office of the Trust and HOC is located at Suite 2100, 330 – 5th Avenue SW, Calgary, Alberta and the registered office of HOC is located at Suite 1400, 350 – 7th Avenue SW, Calgary, Alberta, T2P 3N9.

See "Information Concerning the Trust".

KNOC and the Purchaser

KNOC is the national oil and gas company of the Republic of Korea (often referred to as South Korea) and is wholly owned by the Government of Korea. KNOC engages in a wide range of oil and gas activities, including exploration, development and production of crude oil and natural gas in Korea and abroad, and the acquisition and management of the Republic of Korea's strategic reserve (or stockpile) of crude oil and the construction of related facilities. KNOC's headquarters and principal offices are located near Seoul at 1588-14, Gwanyang-Dong, Dongan-gu, Anyang-si, Gyeonggi-do 431-711, Republic of Korea.

As of August 31, 2009, KNOC had daily crude oil and natural gas production of approximately 72,300 barrels of oil equivalent ("BOE") from its domestic and overseas projects, consisting of approximately 11,000 BOE per day of domestic natural gas production and approximately 61,300 barrels of oil per day of overseas production. Outside of Korea, KNOC is involved in 46 projects (10 production, three development and 33 exploration projects) in 17 countries as of August 31, 2009, including the BlackGold oil sands project in Northern Alberta.

The Purchaser is a corporation incorporated under the laws of the Province of Alberta and is a wholly-owned subsidiary of KNOC. The registered office of the Purchaser is located at 4500, 855 – 2nd Street SW, Calgary, Alberta, T2P 4K9.

The Meeting

The Meeting will be held in the Lecture Theatre at the Metropolitan Centre, 333 – 4th Avenue SW, Calgary, Alberta on December 15, 2009, at 10:00 a.m. (Calgary time) for the purposes set forth in the accompanying Notice of Meeting. The business of the Meeting will be to consider and vote upon the Special Resolution.

The Record Date for determining Securityholders entitled to receive notice of and to vote at the Meeting is November 9, 2009. See "General Proxy Matters – Appointment and Revocation of Proxies".

Fairness Opinion

The Board of Directors retained TD Securities as its independent financial advisor, to provide advice and assistance evaluating the Arrangement, including the fairness of the consideration to be provided by KNOC pursuant to the Arrangement, from a financial point of view, to Unitholders. In connection with this mandate, TD Securities has prepared the Fairness Opinion. The Fairness Opinion states that in the opinion of TD Securities as of October 21, 2009, the consideration under the Arrangement is fair, from a financial point of view, to Unitholders. The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See "The Arrangement - Fairness Opinion" and see Appendix D for a copy of the Fairness Opinion.

Recommendation of the Board of Directors

The Board of Directors has unanimously determined that the Arrangement is fair to Securityholders and in the best interests of the Trust and the Securityholders and recommends that Securityholders vote in favour of the Special Resolution.

The directors and senior officers of HOC and their associates, who, as at November 10, 2009, beneficially owned or exercised control or direction over, an aggregate of approximately 7,234,200 Trust Units (representing an aggregate of approximately 4.0% of the issued and outstanding Trust Units), 2,576,287 Trust Unit Rights (representing an aggregate of approximately 34.8% of the outstanding Trust Unit Rights) and 108,724 Unit Awards entitling the holders to acquire 147,856 Trust Units (representing an aggregate of approximately 23.4% of the entitlement to acquire Trust Units of all outstanding Unit Awards) (such Trust Units, Trust Unit Rights and Unit Awards representing an aggregate of approximately 6.0% of the issued and outstanding Securities) have indicated they intend to vote in favour of the Special Resolution.

In unanimously concluding that the Arrangement is in the best interests of the Trust and Securityholders, and recommending to Securityholders that they approve the Arrangement, the Board considered and relied upon a number of factors, including the following:

  the opportunities and risks associated with the Trust continuing as a stand-alone entity in order to create value for the Unitholders;

  the Board's assessment of the current and future state of the credit, debt and equity markets that could be available to the Trust to provide the Trust with the full amount of funding it requires to finance its business and operations, including the risk that such funding could not be obtained in a reasonable time or in full or on terms satisfactory to the Trust as well as the Board's assessment of market conditions including commodity prices for oil and gas;

  proposals received from and discussions with third parties with respect to various business transactions involving the Trust;

  the Board's judgment concerning whether any of the proposals that were received by the Trust were likely to provide the best value reasonably available to the Unitholders in the circumstances;

  the likelihood that any potential transaction involving the Trust would receive the required approvals under Applicable Laws and on terms and conditions satisfactory to the Trust and the third party;

  the value of the consideration payable under the Arrangement to Unitholders, which represents a 47% premium to the 30-day weighted average trading price of the Trust Units on the TSX up to and including October 20, 2009 (being the day preceding the date that the Trust issued a press release announcing the Arrangement);

  the Fairness Opinion to the effect that, as of the date of the Fairness Opinion, and based upon and subject to the various factors, assumptions and limitations set forth therein, the consideration to be received under the Arrangement is fair, from a financial point of view, to Unitholders;

  the consideration to be paid to Securityholders pursuant to the Arrangement will be cash;

  the terms and conditions of the Arrangement Agreement, including the conditions to completion of the Arrangement;

  the ability of the Board, in certain circumstances, to consider and recommend approval of a Superior Proposal;

  the appropriateness of the Purchaser Termination Fee and right to match and their terms as an inducement to KNOC to enter into the Arrangement Agreement and the likely impact of such terms upon any potential subsequent Superior Proposal in respect of the Trust;

  the requirement for approval by not less than two-thirds of the votes cast by Securityholders represented at the Meeting in person or by proxy, voting together as a single class, as well as the Court approval required in connection with the Arrangement;

  Registered Unitholders who do not approve of the Arrangement may, upon compliance with certain conditions, exercise Dissent Rights; and

  following the Effective Time, the Trust and HOC will be required to make an offer to purchase all of the outstanding Debentures and 7 7/8% Senior Notes, as applicable, in each case for cash consideration equal to 101% of the principal amount thereof plus accrued and unpaid interest.

See "Reasons for the Arrangement".

The Arrangement Agreement

The following is a summary of certain material terms of the Arrangement Agreement and is qualified in its entirety by the more detailed summary contained elsewhere in this Information Circular. See "The Arrangement Agreement". The Arrangement Agreement is attached as Appendix C to this Information Circular.

Covenants, Representations and Warranties

The Arrangement Agreement contains customary covenants and representations and warranties for an agreement of this type. In addition, the Trust has provided certain non-solicitation covenants in favour of KNOC.

Conditions to the Arrangement

The obligations of the Trust and KNOC to complete the Arrangement are subject to the satisfaction or waiver of certain conditions set out in the Arrangement Agreement. These conditions include the receipt of Securityholder approval, Court approval, Competition Act Approval and Investment Canada Approval. A summary of the conditions is provided in the main body of this Information Circular under the heading "The Arrangement Agreement - Conditions of Closing".

Termination of Arrangement Agreement

The Arrangement Agreement may be terminated at any time prior to the Effective Date: by mutual written consent of KNOC and the Trust; by KNOC upon the occurrence of a Purchaser Damages Event; and by the Trust in circumstances when it has entered into an agreement with respect to a Superior Proposal provided that it has complied with its obligations set forth in the Arrangement Agreement in respect of the Superior Proposal and has paid to KNOC the Purchaser Termination Fee.

A summary of the termination provisions is provided in the main body of this Information Circular under the heading "The Arrangement Agreement – Termination of Arrangement Agreement".

Purchaser Termination Fee

Under certain circumstances, the Trust has agreed to pay to KNOC a termination payment of $100 million. A summary of the circumstances where this payment is required to be made is provided in the main body of this Information Circular under the heading "The Arrangement Agreement – Purchaser Termination Fee".

Procedure for the Arrangement to Become Effective

Procedural Steps

The Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)	the Arrangement must be approved by Securityholders in the manner set forth in the Interim Order;

(b)	the Court must grant the Final Order approving the Arrangement;

(c)	all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate party; and

(d)	the Final Order and Articles of Arrangement in the form prescribed by the ABCA must be filed with the Registrar.

Securityholder Approval

Pursuant to the Interim Order, the number of votes required to pass the Special Resolution is not less than 66 2/3% of the votes cast by Securityholders, voting together as a single class, either in person or by proxy, at the Meeting. See "General Proxy Matters – Procedure and Votes Required".

Court Approval

The Arrangement requires the Court's approval of the Final Order. Prior to the mailing of this Information Circular, the Trust obtained the Interim Order authorizing and directing the Trust to call, hold and conduct the Meeting and to submit the Arrangement to the Securityholders for approval. A copy of the Interim Order is attached as Appendix B to this Information Circular. Subject to the approval of the Special Resolution by Securityholders, the hearing in respect of the Final Order is expected to take place on December 16, 2009 at the Court House, 601 – 5th Street SW, Calgary, Alberta. See "The Arrangement – Procedure for the Arrangement Becoming Effective – Court Approval".

Conditions Precedent

The implementation of the Arrangement is subject to a number of conditions being satisfied or waived by one or more of the Trust and KNOC at or prior to the Effective Time. See "The Arrangement Agreement – Conditions to Closing".

Other Required Approvals

The completion of the Arrangement is also subject to the receipt of Competition Act Approval and Investment Canada Approval, which approvals are described in more detail under "Principal Legal Matters – Other Required Approvals".

Right to Dissent

Pursuant to the Interim Order, registered holders of Trust Units have the right to dissent with respect to the Special Resolution if HOC and the Trust, c/o Burnet, Duckworth & Palmer LLP, Suite 1400, 350 – 7th Avenue SW, Calgary,

Alberta, T2P 3N9, Attention: Daniel J. McDonald, Q.C., receives by 5:00 p.m. (Calgary time) on December 11, 2009 (or the Business Day that is two Business Days prior to the date of the Meeting if it is not held on December 15, 2009), a written objection to the Special Resolution and such holder complies with Section 191 of the ABCA, as modified by the Interim Order. Provided the Arrangement becomes effective, each Dissenting Unitholder will be entitled to be paid the fair value of the Trust Units in respect of which the holder dissents in accordance with Section 191 of the ABCA, as modified by the Interim Order. See Appendices B and E for a copy of the Interim Order and the provisions of Section 191 of the ABCA, respectively.

The statutory provisions covering the right to dissent are technical and complex. Failure to strictly comply with the requirements set forth in Section 191 of the ABCA, as modified by the Interim Order, may result in the loss of any right to dissent. Persons who are beneficial owners of Trust Units registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that only the registered holder of such Trust Units is entitled to dissent. Accordingly, a beneficial owner of Trust Units desiring to exercise the right to dissent must make arrangements for such Trust Units beneficially owned to be registered in such holder's name prior to the time the written objection to the Special Resolution is required to be received by the Trust, or alternatively, make arrangements for the registered holder to dissent on such holder's behalf. Pursuant to the Interim Order, a Registered Unitholder may not exercise the right to dissent in respect of only a portion of such holder's Trust Units. See "Rights of Dissent".

It is a condition to the Purchaser's obligation to complete the Arrangement that Securityholders holding no more than 5% of the Trust Units shall have exercised rights of dissent in relation to the Arrangement that have not been withdrawn as at the Effective Date.

Stock Exchange Delisting

It is intended that the Trust Units will be delisted from the TSX and the NYSE following the completion of the Arrangement.

Canadian Federal Income Tax Considerations

Unitholders and Rightholders should carefully read the information under "Certain Canadian Federal Income Tax Considerations" in this Information Circular, which qualifies and provides further detail on the information set forth below.

A Unitholder who holds Trust Units as capital property will generally realize a capital gain (or capital loss) for Canadian federal income tax purposes equal to the amount by which the cash received for such Trust Units under the Arrangement exceeds (or is less than) such holder's adjusted cost base of the Trust Units and any reasonable costs of disposition. Any capital gain realized by a Non-Resident Holder upon such holder's disposition of Trust Units generally will not be subject to Canadian federal income taxation unless such Trust Units represent taxable Canadian property to such Non-Resident holder and do not constitute treaty-protected property.

An Employee Rightholder will generally be required to include in income the amount of the Right Benefit. The amount of any Right Benefit may be subject to applicable payroll withholding taxes.

A Rightholder who is not an Employee Rightholder will realize a capital gain (or loss) or income from a business. Whether and to what extent such income is taxed as a capital gain or income from a business will depend on the circumstances pursuant to which such Rightholder obtained and holds the Rights.

United States Federal Income Tax Considerations

Unitholders should carefully read the information under "Certain United States Federal Income Tax Considerations" in this Information Circular, which qualifies and provides further detail on the information set forth below.

For United States federal income tax purposes, the Arrangement will be treated as a taxable sale or exchange of Trust Units for cash by each Unitholder. Assuming that the Trust was not at any relevant time classified as a PFIC (as that term is defined below — see "Certain United States Federal Income Tax Considerations - Passive Foreign Investment Companies"), a Unitholder who is a U.S. person (as defined in the Internal Revenue Code of 1986, as amended) and who, on the date on which the Arrangement is completed, holds Trust Units as a capital asset will recognize capital gain or loss by reason of the disposition of Trust Units pursuant to the Arrangement in an amount equal to the difference between the amount of cash received by the Unitholder and the Unitholder's adjusted federal income tax basis in its Trust Units.

Other Tax Considerations

This Information Circular does not address any tax considerations of the Arrangement other than Canadian and United States federal income tax considerations to Unitholders. Rightholders as well as Unitholders who are resident in jurisdictions other than Canada or the United States should consult their tax advisors with respect to the relevant tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions. All Securityholders should also consult their own tax advisors regarding relevant provincial, territorial or state tax considerations of the Arrangement.

Risk Factors

There is a risk that the Arrangement may not be completed and if the Arrangement is not completed, the Trust will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects.

See "Risk Factors".

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular, including the Summary hereof.

"1115638" means 1115638 Alberta Ltd., a corporation incorporated under the ABCA and an indirect wholly-owned subsidiary of the Trust;

"1115650" means 1115650 Alberta Ltd., a corporation incorporated under the ABCA and an indirect wholly-owned subsidiary of the Trust;

"1485300" means 1485300 Alberta Ltd., a corporation incorporated under the ABCA and an indirect wholly-owned subsidiary of the Trust;

"1933 Act" means the United States Securities Act of 1933, as amended;

"1934 Act" means the United States Securities Exchange Act of 1934, as amended;

"6.40% Debentures Due 2012" means the 6.40% convertible unsecured subordinated debentures of the Trust due October 31, 2012 assumed on February 3, 2006 pursuant to the terms of the Viking Arrangement;

"6.5% Debentures Due 2010" means the 6.5% convertible unsecured subordinated debentures of the Trust due December 31, 2010;

"7.25% Debentures Due 2013" means the 7.25% convertible unsecured subordinated debentures of the Trust due September 30, 2013;

"7.25% Debentures Due 2014" means the 7.25% convertible unsecured subordinated debentures of the Trust due February 28, 2014;

"7.50% Debentures Due 2015" means the 7.50% convertible unsecured subordinated debentures of the Trust due May 31, 2015;

"7 7/8% Senior Notes" means the 7 7/8% senior notes of HOC due October 15, 2011, which are unconditionally guaranteed by the Trust;

"ABCA" means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"Acquisition Proposal" means, other than the Arrangement, a proposal or offer, whether or not subject to a due diligence condition, whether or not in writing, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the assets of the Trust or any material Harvest Subsidiary or to acquire in any manner, directly or indirectly, beneficial ownership or control or direction over more than 20% of the outstanding Trust Units of the Trust whether by an arrangement, amalgamation, merger, consolidation or other business combination, by means of a sale of Trust Units or shares of capital stock, sale of assets, tender offer or exchange offer or similar transaction involving the Trust or any Harvest Subsidiary, including without limitation any single or multi-step transaction or series of related transactions which is structured to permit such third party to acquire beneficial ownership of all or a material portion of the assets of the Trust or any Harvest Subsidiary or to acquire in any manner, directly or indirectly, more than 20% of the outstanding voting trust units of the Trust;

"Administration Agreement" means the agreement dated September 27, 2002 between the Trustee and HOC pursuant to which HOC provides certain administrative and advisory services in connection with the Trust;

"affiliate" shall have the meaning ascribed thereto in Section 1.3 of National Instrument 45-106 – Prospectus and Registration Exemptions, as in effect on the date hereof;

"Applicable Laws", in the context that refers to one or more persons, means any domestic or foreign, federal, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority, and any terms and conditions of any grant of approval, permission, authority or license of any Governmental Authority, that is binding upon or applicable to such person or persons or its or their business, undertaking, property or securities and emanate from a person having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

"Arrangement" means the arrangement involving the Trust, HOC, NARL, Breeze Trust No. 1, 1115638, Breeze Trust No. 2, 1115650, CNG Trust, Viking, 1485300, Valiant Trust Company, KNOC, the Purchaser, TrusteeCo and the Securityholders, pursuant to Section 193 of the ABCA on the terms and subject to the conditions set forth herein and in the Plan of Arrangement;

"Arrangement Agreement" means the amended and restated arrangement agreement dated effective as of October 21, 2009 among KNOC, the Purchaser, the Trust and HOC pursuant to which KNOC, the Purchaser, the Trust and HOC have proposed to implement the Arrangement, a copy of which agreement is attached as Appendix C to this Information Circular, as such agreement may be further amended or amended and restated;

"Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made giving effect to the Arrangement;

"associate" when used to indicate a relationship with a person or company, has the same meaning as set forth in the

Securities Act (Alberta);

"Board" or "Board of Directors" means the board of directors of HOC;

"Breeze Trust No. 1" means Harvest Breeze Trust No. 1, a trust established under the laws of the Province of Alberta and wholly-owned by the Trust;

"Breeze Trust No. 2" means Harvest Breeze Trust No. 2, a trust established under the laws of the Province of Alberta and wholly-owned by the Trust;

"Business Day" means any day other than a Saturday, a Sunday and a statutory holiday in Calgary, Alberta;

"Canadian Securities Laws", in the context that refers to one or more persons, means, collectively, and as the context may require, the securities legislation of each of the provinces and territories of Canada, and the rules, regulations and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date that apply to such person or persons or its or their business, undertaking, property or securities and emanate from a person having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

"Certificate" means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA, giving effect to the Arrangement;

"Closing" means the completion of the transactions contemplated in the Arrangement Agreement;

"CNG Trust" means Calpine Natural Gas Trust, a trust established under the laws of the Province of Alberta and wholly-owned by the Trust;

"Competition Act Approval" means either:

(a)	the issue of an advance ruling certificate under Section 102 of the Competition Act (Canada), provided that such advance ruling certificate has not been rescinded prior to the Effective Date; or

(b)

(i) the expiry or termination of the waiting period under Section 123 of the Competition Act (Canada), or waiver by the Commissioner of Competition of the notification requirement pursuant to Section 113(c) of that Act; and (ii) the Commissioner of Competition advising KNOC and the Purchaser, in writing, on terms satisfactory to KNOC and the Purchaser, that she has no intention to file an application under Part VIII of the Competition Act (Canada), in connection with the transactions contemplated by the Arrangement Agreement and such advice has not been rescinded prior to the Effective Date;

"Confidentiality Agreement" means, collectively, the confidentiality agreements dated August 12, 2009 and August 26, 2009 between the Trust and KNOC;

"Court" means the Court of Queen's Bench of Alberta;

"Debentures" means, collectively, the 6.5% Debentures Due 2010, the 6.40% Debentures Due 2012, the 7.25% Debentures Due 2013, the 7.25% Debentures Due 2014 and the 7.50% Debentures due 2015;

"Debenture Indenture" means, collectively, the indenture dated January 29, 2004, a first supplemental indenture thereto dated August 10, 2004, a second supplemental indenture dated August 2, 2005, a third supplemental indenture dated November 22, 2006, a fourth supplemental indenture dated June 1, 2007 and a fifth supplemental indenture dated April 25, 2008 among the Trust, HOC and the Trustee and the indenture dated January 13, 2003 and a supplemental indenture dated October 20, 2005 between Viking and Computershare Trust Company of Canada;

"Depositary" means Valiant Trust Company, a trust company continued under the laws of Canada and registered to carry on business in the Province of Alberta, in its capacity as depositary under the Arrangement;

"Disclosure Letter" means the disclosure letter dated October 21, 2009 from the Trust to KNOC;

"Dissent Rights" means the right of a Unitholder pursuant to the Plan of Arrangement and the Interim Order, to dissent to the Special Resolution and to be paid the fair value of the Trust Units in respect of which the holder dissents, all in accordance with Section 191 of the ABCA, as modified by the Interim Order;

"Dissenting Unitholders" means registered Unitholders who validly exercise the rights of dissent provided to them under the Interim Order;

"Effective Date" means the date the Arrangement is effective under the ABCA;

"Effective Time" means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

"Employee Rightholder" has the meaning ascribed thereto in "Certain Canadian Federal Income Tax Considerations – Rightholders";

"Exercise Price" means the price at which a Trust Unit Right may be exercised;

"Fairness Opinion" means the opinion of TD Securities dated October 21, 2009, a copy of which is attached as Appendix D to this Information Circular;

"Final Order" means the order of the Court approving the Arrangement to be applied for following the Meeting and to be granted pursuant to the provisions of subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"GAAP" or "Canadian GAAP" means generally accepted accounting principles in Canada;

"Governmental Authority" has the meaning ascribed thereto in the Arrangement Agreement;

"Harvest Subsidiary" has the meaning ascribed thereto in the Arrangement Agreement;

"HOC" means Harvest Operations Corp., a corporation incorporated under the ABCA and a wholly-owned subsidiary of the Trust and, all references to "HOC", unless the context otherwise requires, are references to HOC and its predecessors;

"Holder" means, except in the discussion under "Certain Canadian Federal Income Tax Considerations" where "Holder" shall have the meaning ascribed to such term therein, a registered holder of Securities immediately prior to the Effective Date or any person who surrenders to the Depositary certificates representing Trust Units duly endorsed for transfer to such person;

"Income Tax Act" or "ITA" or "Tax Act" means the Income Tax Act (Canada), R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated thereunder;

"Information Circular" means this information circular and proxy statement of the Trust dated November 13, 2009, together with all appendices hereto, distributed by the Trust to Securityholders in connection with the Meeting;

"Interim Order" means the Interim Order of the Court dated November 13, 2009 under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the Meeting, a copy of which order is attached as Appendix B to this Information Circular, as such order may be affirmed, amended or modified;

"Investment Canada Approval" means the receipt by KNOC and the Purchaser of a notice that the Minister responsible for the administration of the Investment Canada Act (Canada) is satisfied that the transactions contemplated by the Arrangement Agreement are "likely to be of net benefit to Canada" pursuant to Part IV of the Investment Canada Act (Canada), provided that such notice is on terms and conditions satisfactory to KNOC and the Purchaser in their sole discretion, acting reasonably;

"KNOC" means Korea National Oil Corporation, a body corporate existing under the laws of the Republic of Korea;

"Letter of Transmittal" means the Letter of Transmittal enclosed with this Information Circular pursuant to which a Unitholder is required to deliver certificates representing Trust Units in order to receive the cash consideration payable in respect of such Trust Units under the Arrangement;

"Material Adverse Change" means any change (or any condition, event or development involving a prospective change) in the business, operations, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights, liabilities, prospects or privileges, whether contractual or otherwise, of Harvest or any of its subsidiaries which is, or could reasonably be expected to be, materially adverse to the business of the Trust and its subsidiaries considered as a whole other than a change: (i) which has prior to the date hereof been publicly disclosed in the Public Record or otherwise disclosed in the Disclosure Letter; (ii) resulting from conditions affecting the oil and gas industry as a whole; (iii) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere; or (iv) resulting from changes in the market price of crude oil or natural gas;

"Meeting" means the special meeting of Securityholders to be held on December 15, 2009, and any adjournment(s) thereof, to consider and to vote on the Special Resolution and the other matters referred to in the Notice of Meeting;

"Multilateral Instrument 61-101" means Multilateral Instrument 61-101 – Take-Over Bids and Special Transactions;

"NARL" means North Atlantic Refining Limited, a corporation incorporated under the laws of the Province of Newfoundland and Labrador and an indirect wholly-owned subsidiary of the Trust;

"Non-Resident Holder" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations – Holders of Trust Units Not Resident in Canada";

"Note Indenture" means the indenture dated October 14, 2004 among HOC, the Trust, Harvest Sask Energy Trust, Harvest Breeze Trust No. 1, Harvest Breeze Trust No. 2, Breeze Resources Partnership, 1115638 Alberta Ltd., 1115650 Alberta Ltd. and U.S. Bank National Association;

"Notice of Meeting" means the Notice of Special Meeting which accompanies this Information Circular;

"Notice of Petition" means the Notice of Petition by HOC and the Trust to the Court for the Final Order which accompanies this Information Circular;

"NPI Agreements" means, collectively, the agreements between each of HOC and Breeze Trust No. 1 and the Trust pursuant to which HOC and Breeze Trust No. 1 are obligated to make monthly payments to the Trust of an amount equal to 99% of their respective net profits determined in accordance with such agreements;

"NYSE" means the New York Stock Exchange;

"Ordinary Trust Units" means the ordinary trust units of the Trust created, issued, and certified under the Trust Indenture and for the time being outstanding and entitled to the benefits thereof;

"Outside Date" means January 29, 2010, or such later date as may be determined in accordance with Section 2.5 of the Arrangement Agreement;

"Parties" means, collectively, the parties to the Arrangement Agreement, and "Party" means any one of them, or where implied by the context, means KNOC and the Purchaser, on the one hand, or the Trust and HOC, on the other hand, as applicable;

"Person" means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

"Plan" or "Plan of Arrangement" means the plan of arrangement attached as Exhibit B to Appendix C to this Information Circular, as amended or supplemented from time to time in accordance with the terms thereof;

"Public Record" means all information filed by or on behalf of the Trust with the applicable Securities Authorities on SEDAR and any other information filed with any applicable Securities Authorities on SEDAR in compliance, or intended compliance, with any applicable Canadian Securities Laws;

"Purchaser" means KNOC Canada Ltd., a corporation incorporated under the ABCA and a wholly-owned subsidiary of KNOC;

"Purchaser Damages Event" has the meaning ascribed thereto under "The Arrangement Agreement – Purchaser Termination Fee";

"Purchaser Termination Fee" has the meaning ascribed thereto under "The Arrangement Agreement – Purchaser Termination Fee";

"Record Date" means the close of business on November 9, 2009;

"Registered Unitholder" means a registered holder of Trust Units;

"Registrar" means the Registrar of Corporations or a Deputy Registrar of Corporations appointed under Section 263 of the ABCA;

"Regulation S" means Regulation S under the 1933 Act;

"Regulatory Approvals" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of a Governmental Authority required in connection with execution, delivery or performance of the Arrangement Agreement or the consummation of the transactions contemplated by the Arrangement Agreement;

"Required Approvals" means the Competition Act Approval and Investment Canada Approval;

"Right Benefit" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations – Rightholders";

"Rightholders" means the holders of Trust Unit Rights and Unit Awards; "Rights" means the Trust Unit Rights and the Unit Awards; "Securities" means Trust Units and Rights;

"Securities Authorities" means the securities commissions or similar regulatory authorities in each of the Provinces of Canada;

"Securityholders" means Unitholders and Rightholders;

"SEDAR" means the system for electronic document analysis and retrieval;

"Special Resolution" means the special resolution of Unitholders and Rightholders, voting together as a single class, in respect of the Arrangement to be considered at the Meeting, in substantially the form attached as Appendix A to this Information Circular;

"subsidiary" has the meaning ascribed thereto in Section 1.1 of National Instrument 45-106 – Prospectus and Registration Exemptions, as in effect on the date hereof;

"Superior Proposal" means any unsolicited bona fide written Acquisition Proposal from a person (other than KNOC):

(a)	that is reasonably capable of being completed without undue delay, taking into account, all financial, legal, regulatory and other aspects of such proposal and the person making such proposal;

(b)

that is not subject to any financing condition and in respect of which adequate arrangements have been made to ensure that the required funds will be available to effect payment in full for all of the Trust Units;

(c)

in respect of which the aggregate consideration payable for all of the issued and outstanding Trust Units pursuant to such Acquisition Proposal, if consummated in accordance with its terms, is in each case, greater than the consideration contemplated for such Trust Units by the Arrangement Agreement (including after taking into account any modifications to the Arrangement Agreement proposed by KNOC as contemplated by Section 3.4(d) of the Arrangement Agreement);

(d)	that did not result from or involve a breach of Section 3.4 of the Arrangement Agreement;

(e)	that is not subject to any due diligence condition; and

(f)

in respect of which the Board determined in good faith (after the receipt of advice from their legal counsel with respect to (i) and their financial advisors with respect to (ii)) that: (i) failure to recommend such Acquisition Proposal to Securityholders would be contrary to their fiduciary duties; and (ii) such Acquisition Proposal, taking into account all of the terms and conditions thereof, if consummated in accordance with its terms (but not assuming away any risk of non-completion), would result in a transaction more favourable to Securityholders from a financial point of view than the transactions contemplated by the Arrangement Agreement (including in each case after taking into account any modifications to the Arrangement Agreement proposed by KNOC as contemplated by Section 3.4(d) of the Arrangement Agreement);

"Support Agreement" means a support agreement in the form agreed to by KNOC and the Trust pursuant to which each director of HOC has covenanted and agreed with KNOC, inter alia, to vote all Securities beneficially owned by him or over which he exercises control or direction in favour of the Special Resolution at the Meeting;

"TD Securities" means TD Securities Inc.;

"Transfer Agent" means Valiant Trust Company;

"Trust" means Harvest Energy Trust, an open-end, unincorporated investment trust established under the laws of the Province of Alberta pursuant to the Trust Indenture;

"Trust Indenture" means the fifth amended and restated trust indenture dated May 20, 2008 between the Trustee and HOC as such indenture may be further amended by supplemental indentures from time to time;

"Trust Unit" or "Unit" means Ordinary Trust Units;

"Trust Unit Incentive Plans" means, collectively, the Trust Unit Rights Incentive Plan and the Unit Award Incentive Plan;

"Trust Unit Rights" means the rights issued by the Trust under the Trust Unit Rights Incentive Plan;

"Trust Unit Rights Incentive Plan" means the trust unit rights incentive plan of the Trust;

"TrusteeCo" means 1496965 Alberta Ltd., a corporation incorporated under the ABCA and a wholly-owned subsidiary of KNOC;

"TSX" means the Toronto Stock Exchange;

"Unit Award Incentive Plan" means the unit award incentive plan of the Trust;

"Unit Awards" means unit awards issued by the Trust under the Unit Award Incentive Plan; "United States" or "U.S." means the United States, as defined in Rule 902(l) under Regulation S; "Unitholders" means holders from time to time of Trust Units; "U.S. Unitholder" means any Unitholder who is, at the Effective Time, in the United States;

"Viking" means Viking Energy Royalty Trust, an open-end, unincorporated investment trust established under the laws of the Province of Alberta and indirectly wholly-owned by the Trust; and

"Viking Arrangement" means the Plan of Arrangement involving the Trust, HOC, Viking, Viking Holdings Inc., Harvest securityholders and Viking unitholders as approved by the Harvest securityholders and the Viking unitholders on February 2, 2006 and effective February 3, 2006.

Certain other terms used herein but not defined herein are defined in the Arrangement Agreement and, unless the context otherwise requires, shall have the same meanings herein as in the Arrangement Agreement.

EXCHANGE RATE INFORMATION

All dollar amounts set forth in this Information Circular, including the Appendices hereto, are expressed in Canadian dollars, except where otherwise indicated. References to Canadian dollars, CDN$ or $ are to the currency of Canada and references to U.S. dollars or US$ are to the currency of the United States.

The following table sets forth: (i) the rates of exchange for Canadian dollars, expressed in United States dollars, in effect at the end of each of the periods indicated; (ii) the average of exchange rates in effect on the first day of each month during such periods; and (iii) the high and low exchange rates during each such periods, in each case based on these rates published on the Bank of Canada's website as being in effect at approximately noon on each trading day (the "Bank of Canada noon rate").

	Year Ended December 31,			Nine Months Ended
	2008	2007	2006	September 30, 2009
Rate at end of Period	US$0.8166	US$1.0120	US$0.8581	US$0.9327
Average rate during Period	US$0.9381	US$0.9304	US$0.8817	US$0.8546
High	US$1.0289	US$1.0905	US$0.9099	US$0.9422
Low	US$0.7711	US$0.8437	US$0.8528	US$0.7692

Note:

(1)	On November 12, 2009, the Bank of Canada noon rate was US$0.9507 equals $1.00.

BACKGROUND TO THE ARRANGEMENT

The Trust's management and the Board regularly review investment alternatives, financing opportunities and other strategic business alternatives available to it to ensure that Unitholder value is being maximized. The Trust's management and the Board were particularly focused on the Trust's capital needs given the state of equity and debt markets in 2009 as a result of the world-wide financial crisis and dramatic drop in commodity prices in 2008.

In 2009, the Trust's management approached, or were approached by, a number of Canadian and international institutional investors who had the financial capacity to undertake significant debt and/or equity financings. These approaches resulted in detailed discussions at various times with a number of parties and the provision of confidential information regarding the Trust under confidentiality agreements. The Trust's management also entered into discussions with certain investment dealers with regard to public financing alternatives.

In July 2009, the Trust's management entered into discussions with an oil and gas issuer to reorganize the Trust into an upstream and a downstream business and merge the Trust's upstream business with this issuer. These discussions were terminated in August 2009 when this party announced an alternative transaction. The Trust's management and its advisors continued to pursue reorganization alternative as a means of maximizing Unitholder value either as an internal reorganization or with a merger partner.

On July 14, 2009, KNOC informed TD Securities that it was interested in a face-to-face meeting with John Zahary, the President and Chief Executive Officer of HOC. Bruce Chernoff, the Chairman of the Board, was informed of the proposed meeting and, subject to obtaining Board approval, determined that Harvest's lead counsel, Burnet, Duckworth & Palmer LLP, should be retained to provide legal advice in respect of a proposed transaction and that TD Securities should be retained to act as the Board's independent financial advisor. On August 4, 2009, Mr. Zahary presented a non-confidential corporate overview to representatives from KNOC and Bank of America Merrill Lynch. At this meeting, KNOC indicated that it was interested in pursuing an acquisition of the Trust or a significant portion of the Trust's assets. On August 12, 2009, Harvest and KNOC entered into a confidentiality agreement. Following the execution of such confidentiality agreement, KNOC was provided with confidential information regarding the Trust, commenced its due diligence and received various presentations from the Trust's management.

On September 9, 2009, KNOC delivered to Mr. Zahary, an indicative non-binding transaction proposal. The proposal was subject to certain conditions, including a confirmatory due diligence period and exclusivity period. Members of the Board were made aware of the offer and Mr. Chernoff and Mr. Zahary met with TD Securities to review the financial terms of the proposal. From September 10, 2009 to September 22, 2009, additional due diligence was conducted by KNOC's evaluation team and negotiations continued between the parties regarding the terms of a potential transaction. On September 23, 2009, KNOC and the Trust entered into a non-binding letter of intent in respect of the proposal which contemplated a two week confirmatory due diligence period and a two week exclusivity period, each of which commenced on September 29, 2009.

On October 14, 2009, the Board met with management, TD Securities and its legal advisors to receive: (i) an assessment of the KNOC proposal including the financial consideration as well as the terms and conditions proposed by KNOC; (ii) a presentation on alternatives available to the Trust including a reorganization of the Trust into an upstream and a downstream business and merger with an oil and gas issuer that was interested in pursuing such a transaction; and (iii) a go forward strategic plan in the event that the KNOC proposal was not accepted. Following lengthy deliberations, the Board decided not to accept KNOC's proposal and that the Trust should pursue other alternatives. Management, TD Securities and legal counsel continued work on the alternative strategy of reorganizing of the Trust into an upstream and a downstream business and discussions with an oil and gas issuer to merge with the resulting upstream entity. As well, management of the Trust and TD Securities continued discussions with a number of financial equity partners who had expressed interest in making a significant equity investment as part of the reorganization and merger.

On October 15, 2009, Mr. Chernoff met with a senior KNOC representative, acknowledging KNOC's efforts and thanking KNOC for its interest in the Trust but also indicating that the terms of the KNOC proposal were not supported by the Board. From October 15, 2009 to October 19, 2009 discussions continued between KNOC and the Trust directly and through their representatives. On October 20, 2009, KNOC presented to the Trust a draft agreement providing for the acquisition of the Trust for total consideration of $4.1 billion, consisting of the assumption of debt and the acquisition of all of the outstanding Trust Units at a price of $10.00 per Trust Unit. Through the evening of October 20 and into the morning of October 21, 2009, the Trust, KNOC and their legal and financial advisors negotiated the terms and conditions of a definitive arrangement agreement.

On October 21, 2009, the Board met and received: (i) a presentation on the revised KNOC proposal; (ii) financial advice from TD Securities regarding the proposed arrangement agreement, including its oral opinion as of October 21, 2009 that, based upon and subject to the assumptions, limitations and qualifications described in its opinion, the consideration to be received by Unitholders pursuant to the proposed arrangement agreement was fair, from a financial point of view, to Unitholders; and (iii) advice from Burnet, Duckworth & Palmer LLP as to the fiduciary duties of the board of directors in the context of the proposed arrangement agreement. The Board then reviewed the principal terms of the proposed arrangement agreement, fully considered its duties and responsibilities to Unitholders and other stakeholders and discussed other alternatives available to Harvest, including continuing its current business plan. Following those deliberations, the Board concluded that the proposed arrangement agreement represented the best value reasonably available to the Unitholders and unanimously determined that the Arrangement is fair to Securityholders and is in the best interests of the Trust and its Securityholders. The Board then resolved to unanimously approve the arrangement agreement and to recommend to the Securityholders that they vote in favour of the Arrangement. Following the meeting of the Board, the Trust, HOC and KNOC entered into a definitive arrangement agreement and a news release announcing the Arrangement was issued on the evening of October 21, 2009.

RECOMMENDATION OF THE BOARD OF DIRECTORS

In unanimously concluding that the Arrangement is in the best interests of the Trust and Securityholders, and recommending to Securityholders that they approve the Arrangement, the Board considered and relied upon a number of factors, including the following:

  the opportunities and risks associated with the Trust continuing as a stand-alone entity in order to create value for the Unitholders;

  the Board's assessment of the current and future state of the credit, debt and equity markets that could be available to the Trust to provide the Trust with the full amount of funding it requires to finance its business and operations, including the risk that such funding could not be obtained in a reasonable time or in full or on terms satisfactory to the Trust as well as the Board's assessment of market conditions including commodity prices for oil and gas;

  proposals received from and discussions with third parties with respect to various business transactions involving the Trust;

  the Board's judgment concerning whether any of the proposals that were received by the Trust were likely to provide the best value reasonably available to the Unitholders in the circumstances;

  the likelihood that any potential transaction involving the Trust would receive the required approvals under Applicable Laws and on terms and conditions satisfactory to the Trust and the third party;

  the value of the consideration payable under the Arrangement to Unitholders, which represents a 47% premium to the 30-day weighted average trading price of the Trust Units on the TSX up to and including October 20, 2009 (being the day preceding the date that the Trust issued a press release announcing the Arrangement);

  the Fairness Opinion (described more fully below) to the effect that, as of the date of the Fairness Opinion, and based upon and subject to the various factors, assumptions and limitations set forth therein, the consideration to be received under the Arrangement is fair, from a financial point of view, to Unitholders;

  the consideration to be paid to Securityholders pursuant to the Arrangement will be cash;

  the terms and conditions of the Arrangement Agreement, including the conditions to completion of the Arrangement;

  the ability of the Board, in certain circumstances described below under the heading "The Arrangement Agreement – Covenants of the Trust Regarding Non-Solicitation" to consider and recommend approval of a Superior Proposal;

  the appropriateness of the Purchaser Termination Fee and right to match and their terms as an inducement to KNOC to enter into the Arrangement Agreement and the likely impact of such terms upon any potential subsequent Superior Proposal in respect of the Trust;

  the requirement for approval by not less than two-thirds of the votes cast by Securityholders represented at the Meeting in person or by proxy, voting together as a single class, as well as the Court approval required in connection with the Arrangement;

  Registered Unitholders who do not approve of the Arrangement may, upon compliance with certain conditions, exercise Dissent Rights; and

  following the Effective Time, the Trust and HOC will be required to make an offer to purchase all of the outstanding Debentures and 7 7/8% Senior Notes, as applicable, in each case for cash consideration equal to 101% of the principal amount thereof plus accrued and unpaid interest.

The Board of Directors has unanimously determined that the Arrangement is fair to Securityholders and in the best interests of the Trust and Securityholders and recommends that Securityholders vote in favour of the Special Resolution.

The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In reaching the determination to approve and recommend the Arrangement, the Board did not assign any relative or specific weights to the foregoing factors, but individual directors may have given different weights to different factors. The full Board was present at the October 21, 2009 meeting at which the Arrangement was approved and they were unanimous in their recommendation that the Securityholders vote in favour of the Special Resolution. At the November 9, 2009 meeting of the Board, the members of the Board present, unanimously reconfirmed their approval of the Arrangement and recommendation that the Securityholders vote in favour of the Special Resolution.

The directors and officers of HOC and their associates, who, as at November 10, 2009, beneficially owned or exercised control or direction over, an aggregate of approximately 7,234,200 Trust Units (representing an aggregate of approximately 4.0% of the issued and outstanding Trust Units), 2,576,287 Trust Unit Rights (representing an aggregate of approximately 34.8% of the outstanding Trust Unit Rights) and 108,724 Unit Awards entitling the holders to acquire 147,856 Trust Units (representing an aggregate of approximately 23.4% of the entitlement to acquire Trust Units of all outstanding Unit Awards) (such Trust Units, Trust Unit Rights and Unit Awards representing an aggregate of approximately 6.0% of the issued and outstanding Securities) have indicated they intend to vote in favour of the Special Resolution.

FAIRNESS OPINION

In deciding to approve the Arrangement, the Board considered, among other things, the Fairness Opinion of TD Securities. The Board received the independent opinion from TD Securities that, as of the date of the Fairness Opinion and subject to and based on the various considerations referred to in the Fairness Opinion, the consideration under the Arrangement is fair, from a financial point of view, to Unitholders. The Fairness Opinion is attached to this Information Circular as Appendix D. This summary is qualified in its entirety by reference to the full text of the Fairness Opinion.

The full text of the written opinion of TD Securities dated October 21, 2009, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Appendix D. TD Securities provided its opinion for the information and assistance of the Board, in connection with its consideration of the Arrangement. The TD Securities opinion is not a recommendation as to how any Securityholder should vote with respect to the Arrangement or any other matter.

TD Securities was engaged by the Trust as a financial advisor effective October 20, 2009 to provide the Board with various financial advisory services including, without limitation, to provide advice and assistance in evaluating the Arrangement.

Pursuant to the terms of its engagement agreement with the Trust, TD Securities is to be paid a fee of $12 million for its services as financial advisor. The Trust has also agreed to indemnify TD Securities against certain liabilities.

THE ARRANGEMENT

Summary of the Arrangement

The following is a summary only of certain of the material terms of the Plan of Arrangement and is qualified in its entirety by the full text of the Plan of Arrangement attached as Exhibit B to the Arrangement Agreement, which is attached as Appendix C to this Information Circular.

The Arrangement Agreement provides for the implementation of the Plan of Arrangement pursuant to which the following transactions will occur, among other things:

  the Purchaser will acquire all of the outstanding Trust Units for $10.00 in cash for each Trust Unit;

  in respect of outstanding Trust Unit Rights, HOC or NARL will pay for each Trust Unit Right an amount of cash equal to the greater of $0.01 and the amount, if any, by which $10.00 exceeds the exercise price of such Trust Unit; and

  in respect of outstanding Unit Awards, HOC or NARL will pay for each Unit Award an amount of cash equal to $10.00 for each Trust Unit issuable on the exercise of such Unit Award.

Following the completion of these transactions, the Trust will be an indirect wholly-owned Subsidiary of KNOC.

See "The Arrangement Agreement".

Arrangement Steps

The following summarizes the steps which will occur under the Plan of Arrangement on the Effective Date, if all conditions to the completion of the Arrangement have been satisfied or waived. The following description of steps is qualified in its entirety by reference to the full text of the Plan of Arrangement attached as Exhibit B to the Arrangement Agreement, which is attached as Appendix C to this Information Circular.

Pursuant to the Arrangement, each of the following are deemed to occur in the following order without any further authorization, act or formality:

Amendment of Trust Indentures, Trust Unit Rights Incentive Plan and Unit Award Incentive Plan

(a)

the trust indentures, declarations of trust or similar documents pursuant to which each of the Trust, Breeze Trust No. 1, Breeze Trust No. 2, CNG Trust and Viking was established and settled, the Trust Unit Rights Incentive Plan and the Unit Award Incentive Plan shall be amended:

(i)	to the extent necessary to enable the Rights held by each Rightholder to be transferred to and acquired by NARL and HOC, respectively;

(ii)	to the extent necessary to enable TrusteeCo to be appointed as the trustee of each of the Trust, Breeze Trust No. 1, Breeze Trust No. 2, CNG Trust and Viking;

(iii)	to the extent necessary to enable the Trust Units held by each Unitholder to be transferred to and acquired by the Purchaser; and

(iv)	otherwise to the extent necessary to facilitate the Arrangement;

Trust Unit Rights

(b)

each Trust Unit Right held by a Rightholder that was an employee of NARL at the time of receiving his or her Trust Unit Rights and each Unit Award shall be transferred, without any act or formality, by the holder thereof to NARL in exchange for a cash payment from NARL equal to:

(i)	in respect of each such Trust Unit Right, the greater of $0.01 and the amount, if any, by which $10.00 exceeds the Exercise Price thereof (less all applicable withholding taxes); and

(ii)	in respect of each such Unit Award, $10.00 for each Trust Unit issuable on the exercise of such Unit Award (less all applicable withholding taxes);

and the holders of such Trust Unit Rights and such Unit Awards shall cease to have any rights in respect of such Trust Unit Rights and such Unit Awards other than the right to receive the cash consideration to which they are entitled as described above and all such Trust Unit Rights and Unit Awards shall be deemed terminated;

(c)

each Trust Unit Right and each Unit Award that is not dealt with under (b) above shall be transferred, without any act or formality, by the holder thereof to HOC in exchange for a cash payment from HOC equal to:

(i)	in respect of each such Trust Unit Right equal to the greater of $0.01 and the amount, if any, by which $10.00 exceeds the Exercise Price thereof (less all applicable withholding taxes); and

(ii)	in respect of each such Unit Award equal to $10.00 for each Trust Unit issuable on the exercise of such Unit Award (less all applicable withholding taxes);

and the holders of such Trust Unit Rights and such Unit Awards shall cease to have any rights in respect of such Trust Unit Rights and such Unit Awards other than the right to receive the cash consideration to which they are entitled as described above and all such Trust Unit Rights and Unit Awards shall be deemed terminated;

Appointment of TrusteeCo as Trustee

(d)	Valiant Trust Company shall be removed as trustee of the Trust and TrusteeCo shall be appointed as trustee of the Trust in substitution for, and as successor to, Valiant Trust Company;

(e)	1115638 shall be removed as trustee of Breeze Trust No. 1 and TrusteeCo shall be appointed as trustee of Breeze Trust No. 1 in substitution for, and as successor to, 1115638;

(f)	1115650 shall be removed as trustee of Breeze Trust No. 2 and TrusteeCo shall be appointed as trustee of Breeze Trust No. 2 in substitution for, and as successor to, 1115650;

(g)	HOC shall be removed as trustee of CNG Trust and TrusteeCo shall be appointed as trustee of CNG Trust in substitution for, and as successor to, HOC;

(h)	HOC shall be removed as trustee of Viking Trust and TrusteeCo shall be appointed as trustee of Viking Trust in substitution for, and as successor to, HOC;

NPI Agreements

(i)

all right, title and interest of the Trust in, to and under the NPI Agreements (including, without limitation, the net profits interests granted to the Trust under the NPI Agreements) shall be transferred by the Trust to 1485300 in exchange for the issue by 1485300 to the Trust of 1,000,000,000 common shares of 1485300;

Transfer of 1485300 Shares

(j)	the 1,000,000,000 common shares of 1485300 issued to the Trust under (i) above shall be transferred by the Trust to HOC in exchange for the issue by HOC to the Trust of one common share of HOC;

Reduction of Stated Capital of 1485300

(k)

the stated capital account of 1485300 maintained for the common shares of 1485300 shall be reduced to $1.00 without any repayment of capital or payment of any other consideration in respect of the reduction;

Amalgamation of HOC and 1485300

(l)	HOC and 1485300 (together, the "amalgamating corporations") shall be amalgamated and continued as one corporation (the "amalgamated corporation") in accordance with the following:

(i)	the articles of the amalgamated corporation shall be the same as the articles of HOC;

(ii)	all of the shares of 1485300 that are owned by HOC shall be cancelled without any repayment of capital or payment of any other consideration in respect of those shares;

(iii)	the property of each amalgamating corporation shall continue to be the property of the amalgamated corporation;

(iv)	the amalgamated corporation shall continue to be liable for the obligations of each amalgamating corporation;

(v)	any existing cause of action, claim or liability to prosecution of either of the amalgamating corporations shall be unaffected;

(vi)	any civil, criminal or administrative action or proceeding pending by or against either of the amalgamating corporations may be continued to be prosecuted by or against the amalgamated corporation;

(vii)	a conviction against, or ruling, order or judgment in favour of or against, either of the amalgamating corporations may be enforced by or against the amalgamated corporation;

(viii)

the articles of amalgamation of the amalgamated corporation shall be deemed to be the articles of incorporation of the amalgamated corporation, and the certificate of amalgamation of the amalgamated corporation shall be deemed to be the certificate of incorporation of the amalgamated corporation;

(ix)	the by-laws of the amalgamated corporation shall be the by-laws of HOC;

(x)	the first directors of the amalgamated corporation shall be the directors of HOC;

(xi)	the first officers of the amalgamated corporation shall be the officers of HOC; and

(xii)	the registered office of the amalgamated corporation shall be the registered office of HOC;

Dissenting Unitholders

(m)

all Trust Units held by Dissenting Unitholders shall be transferred, without any further act or formality, by the holder thereof to the Purchaser and such Dissenting Unitholders shall cease to be the holders of such Trust Units and to have any rights as holders of such Trust Units or as beneficiaries of the Trust other than the right to be paid fair value for such Trust Units as set out in Section 3.1 of the Plan of Arrangement. The Purchaser shall be deemed to be the transferee of such Trust Units and shall be entered in the registers of Trust Units maintained by or on behalf of the Trust as the holder of the Trust Units so transferred;

Trust Units

(n)

each Trust Unit outstanding immediately prior to the Effective Time (other than Trust Units formerly held by Dissenting Unitholders) shall be transferred by the holder thereof to the Purchaser in exchange for a cash payment from the Purchaser equal to $10.00 for each such Trust Unit and the holders of such Trust Units shall cease to be holders thereof and to have any rights as holders of such Trust Units or as beneficiaries of the Trust other than the right to be paid $10.00 per Trust Unit in accordance with the Plan of Arrangement. The Purchaser shall be deemed to be the transferee of such Trust Units and shall be entered in the registers of Trust Units maintained by or on behalf of the Trust as the holder of the Trust Units so transferred and shall thereupon become the sole beneficiary of the Trust; and

Amendment of Trust Indenture

(o)	the Trust Indenture shall be amended to make the Trust Units redeemable, at the election of the Trust or the holder, at a redemption price of $10.00 per Trust Unit.

Interests of Directors and Senior Officers in the Arrangement

Senior management and the directors of HOC may have interests in the Arrangement that are, or may be, different from, or in addition to, the interests of other Unitholders. These interests include those described below. The Board was aware of these interests and considered them, among other matters, when recommending approval of the Arrangement by Securityholders.

Trust Units

As at November 10, 2009, the directors and officers of HOC and their associates beneficially owned, controlled or directed, directly or indirectly, an aggregate of 7,234,191 Trust Units (excluding Trust Units underlying unexercised Trust Unit Rights and Unit Awards).

All of the Trust Units held by such directors and officers of HOC and their associates will be treated in the same fashion under the Arrangement as Trust Units held by any other Unitholder. If the Arrangement is completed, the directors and officers of HOC and their associates will receive in exchange for such Trust Units an aggregate of approximately $72.3 million.

Trust Unit Rights

As at November 10, 2009, the directors and officers of HOC owned an aggregate of 2,576,287 Trust Unit Rights, 697,947 of which were vested and exercisable as at that date and 1,878,340 of which were unvested and not exercisable as at that date. The outstanding Trust Unit Rights held by directors and officers of HOC as at November 10, 2009 had Exercise Prices ranging from $8.11 to $25.33 and an aggregate weighted average Exercise Price of $15.82 per Trust Unit.

If completed, the Arrangement will constitute a "change of control" for the purposes of the Trust Unit Rights Incentive Plan and will result in the acceleration of vesting of all unvested Trust Unit Rights so that such Trust Unit Rights may be exercised at the Effective Time.

Pursuant to the Plan of Arrangement, each Trust Unit Right which has not been exercised and which is outstanding at the Effective Time shall be cancelled in exchange for the payment of cash in an amount equal to the greater of $0.01 and the amount, if any, by which $10.00 exceeds the Exercise Price of such Trust Unit Right, less any applicable withholdings.

If the Arrangement is completed, the directors and officers of HOC will receive in exchange for all Trust Unit Rights (both vested and unvested) held by them as at November 10, 2009, an aggregate of approximately $753,000.

Unit Awards

As at November 10, 2009, the directors and officers of HOC owned an aggregate of 108,724 Unit Awards, 42,705 of which were vested and exercisable as at that date and 66,019 of which were unvested and not exercisable as at that date. The outstanding Unit Awards held by directors and officers of HOC as at November 10, 2009 entitled the holders thereof to receive an aggregate 147,856 Trust Units for no additional consideration.

If completed, the Arrangement will constitute a "change of control" for the purposes of the Unit Award Incentive Plan and will result in the acceleration of vesting of all unvested Unit Awards so that such Unit Awards may be exercised at the Effective Time.

Pursuant to the Plan of Arrangement, each Unit Award which has not been exercised and which is outstanding at the Effective Time shall be cancelled in exchange for the payment of cash equal to $10.00 for each Trust Unit issuable on exercise of such Unit Award, less any applicable withholdings.

If the Arrangement is completed, the directors and officers of HOC will receive in exchange for all Unit Awards (both vested and unvested) held by them as at November 10, 2009, an aggregate of approximately $1,479,000.

Employment Agreements

HOC has entered into employment agreements ("Employment Agreements"), which include change of control provisions, with each of John Zahary, the President and Chief Executive Officer of HOC; Robert Fotheringham, the Chief Financial Officer of HOC; Robert Morgan, the Chief Operating Officer – Upstream of HOC; and Brad Aldrich, the Chief Operating Officer – Downstream of HOC (collectively, the "Officers"). The Employment Agreements provide that in the event of a Change of Control (as defined in the Employment Agreement), each Officer is entitled to receive a payment equal to a multiple of his then current base salary, a multiple of the bonus paid to him in the preceding year and a percentage of his annual base salary to compensate for the loss of benefits available to him.

Pursuant to the Employment Agreements, if the Arrangement is completed, as a result of the change of control of the Trust, the Officers of HOC would be entitled to collectively receive cash compensation of approximately $2,625,000.

Cash Payments to Directors and Officers of HOC Pursuant to Trust Unit Rights, Unit Awards and Employment Agreements

The chart below sets out for each director and officer of HOC, based on certain assumptions: (i) the number of Trust Units issuable pursuant to Trust Unit Rights and Unit Awards which are "in-the-money" (including Trust Unit Rights and Unit Awards for which vesting will be accelerated in connection with the Arrangement); (ii) as an alternative to receiving the Trust Units described in (i) above, the amount of cash payable pursuant to the Arrangement for Trust Unit Rights which are "in-the-money" and Unit Awards (including Trust Unit Rights and Unit Awards for which vesting will be accelerated in connection with the Arrangement) assuming that the Trust Unit Rights and Unit Awards are not exercised and are outstanding at the Effective Time; (iii) the amount of cash payable described in (ii) above which relates only to those "in-the-money" Trust Unit Rights and Unit Awards for which vesting will be accelerated in connection with the Arrangement; and (iv) in the case of certain officers of HOC, the amount of cash to be paid to such individuals as a result of the Arrangement pursuant to the change of control provisions contained in the Employment Agreements.

Readers should note that the amounts in clauses (i) and (ii) above are not cumulative but are alternatives, and that the amounts described in clause (iii) above are a subset included in the amounts described in clause (ii).

The directors and officers of HOC will also receive pursuant to the Arrangement nominal consideration of $0.01 for each Trust Unit Right which has an Exercise Price greater than $10.00, which nominal consideration is not included in the following table.

			Potential Cash Payment
			under the Arrangement
		Potential Cash Payment	with respect to only
		under the Arrangement	those "in-the-money"
	Number of Trust Units	with respect to all "in-	Trust Unit Rights and
	Issuable pursuant to all	the-money" Trust Unit	those Unit Awards for	Cash Payment to be
	"in-the-money" Trust	Rights and all Unit	which Vesting will be	made pursuant to
	Unit Rights and all Unit	Awards	Accelerated	Employment Agreement
Name and Position	Awards(1)(2)	($)(1)(2)	($)(1)	($)
Directors

John A. Brussa	7,863	78,630	19,200	N/A
Director

M. Bruce Chernoff	1,920	19,200	19,200	N/A
Director

William A. Friley, Jr.	3,410	34,095	19,200	N/A
Director

Verne G. Johnson	6,242	62,420	19,200	N/A
Director

Hector J. McFadyen	13,264	132,635	19,200	N/A
Director

William D. Robertson	1,920	19,200	19,200	N/A
Director

John Zahary	47,051	470,511	268,634	927,750
President, Chief Executive Officer and a Director

Officers

Robert Fotheringham	17,806	178,062	178,062	585,750
Chief Financial Officer

Rob Morgan	24,803	248,028	196,411	555,750
Chief Operating Officer – Upstream

Brad Aldrich	33,941	339,409	196,411	555,750
Chief Operating Officer – Downstream

Gary Boukall	11,882	118,821	51,694	N/A
Vice President, Geosciences

27

			Potential Cash Payment
			under the Arrangement
		Potential Cash Payment	with respect to only
		under the Arrangement	those "in-the-money"
	Number of Trust Units	with respect to all "in-	Trust Unit Rights and
	Issuable pursuant to all	the-money" Trust Unit	those Unit Awards for	Cash Payment to be
	"in-the-money" Trust	Rights and all Unit	which Vesting will be	made pursuant to
	Unit Rights and all Unit	Awards	Accelerated	Employment Agreement
Name and Position	Awards(1)(2)	($)(1)(2)	($)(1)	($)

James Sheasby	12,049	120,485	99,061	N/A
Vice President, Engineering

Neil Sinclair	9,906	99,061	99,061	N/A
Vice President, Operations

Phil Reist	10,584	105,840	105,840	N/A
Vice-President, Controller

Les Hogan	10,441	104,406	91,747	N/A
Vice President, Land

David J. Rain	3,795	37,950	9,600	N/A
Corporate Secretary

Dean Beacon	4,765	47,645	47,645	N/A
Treasurer

Total:	221,642	2,216,398	1,459,366	2,625,000

Notes:

(1)	For the purposes of the above, the number of Unit Rights considered to be "in-the-money" are all Trust Unit Rights with an Exercise Price less than $10.00.
(2)

Assuming that in accordance with the terms of the Trust Unit Rights Incentive Plan the holder of "in-the-money" Trust Unit Rights elects to exchange such Trust Unit Rights for substituted rights which entitle him to receive, on exercise, a number of Trust Units having a value at the time of exchange equivalent to the "in-the-money" value of such Trust Unit Rights.

(3)	Information in the table above has been prepared as at November 10, 2009.

Continuing Insurance Coverage for Directors and Officers of HOC

The Arrangement Agreement provides that if the Arrangement is completed, KNOC shall, provided KNOC is able to obtain the same at a cost not exceeding 250% of the annual premium of HOC's current directors' and officers' insurance policy, obtain and pay for directors' and officers' liability insurance on a "trailing" or "run-off" basis for HOC's current and former directors and officers (whether such insurance is maintained independently of or included under KNOC's directors' and officers' insurance policy), covering claims made prior to or within six years from the date that the director or officer resigns or is removed as a director or officer of HOC. The coverage under such directors' and officers' insurance should be substantially equivalent in scope and coverage to that provided by Harvest's current directors' and officers' insurance policy.

Support Agreements

Pursuant to Support Agreements, each director of HOC has agreed to vote all Securities beneficially owned by him, directly or indirectly, or over which he exercises control or direction, in favour of the approval of the Special Resolution and any other resolutions approving the Arrangement and any related matter necessary or desirable to implement the Arrangement and to vote against or otherwise in opposition to any resolution to be considered by the Unitholders or any other proposed action by any person that could impede, prevent, hinder, delay or challenge the Arrangement or reduce the likelihood of the Special Resolution being approved.

In addition, each of the directors of HOC has also agreed in the Support Agreements (among other things):

(a)	not to exercise any rights available to him to impede, prevent, hinder, delay or challenge the Arrangement;

(b)	not to exercise any Dissent Rights or any similar rights to which he may be entitled in respect of the Arrangement or the Special Resolution;

(c)

not to sell, convey or otherwise dispose of any of his Securities or the voting rights attached thereto until the earlier of the Effective Time or the termination of the Support Agreement in accordance with the terms thereof;

(d)

not to solicit, assist, initiate, encourage or in any way any Acquisition Proposal or inquiries, proposals or offers regarding any Acquisition Proposal; enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any person information in connection with an Acquisition Proposal; or accept, recommend, approve, agree to, endorse, or propose publicly to accept, recommend, approve, agree to, or endorse any Acquisition Proposal or agreement in respect thereto; provided however that that the foregoing covenants shall not prevent or restrict the director from discharging his fiduciary duties to the Trust and HOC in accordance with the Arrangement Agreement; and

(e)	to refrain from taking, or causing to be taken, any actions that would reduce the likelihood of the Arrangement being successfully completed.

In the event that the Arrangement Agreement is terminated in accordance with its terms, the Support Agreements become void and of no further force or effect.

Sources of Funds for the Arrangement

Pursuant to the Arrangement, the Purchaser is expected to pay an aggregate amount of approximately $1.8 billion to acquire all of the outstanding Trust Units, assuming no Registered Unitholders validly exercise their Dissent Rights.

Pursuant to the Arrangement Agreement, KNOC has covenanted to the Trust that it shall have available funds or adequate financing arrangements in place to permit the payment of the maximum amount which may be required by the Arrangement Agreement and the Plan of Arrangement having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required.

In addition, pursuant to the Arrangement, HOC and NARL are expected to pay approximately $8.7 million in exchange for all outstanding Trust Unit Rights and Unit Awards.

Effects of the Arrangement

If the Arrangement is successfully completed, the Trust will become an indirect wholly-owned subsidiary of KNOC and former holders of Trust Units, Trust Unit Rights and Unit Awards will be entitled to receive the cash consideration to which they are entitled pursuant to the terms of the Arrangement.

Pursuant to the Arrangement Agreement, all of the current members of the Board will resign as of the Effective Date and it is expected that the Purchaser will fill the vacancies created by such resignations.

The Debentures and the 7 7/8% Senior Notes are not dealt with under the Arrangement, and the holders of the Debentures and the 7 7/8% Senior Notes will not have a vote at the Meeting. If the Arrangement is completed the Debentures and the 7 7/8% Senior Notes will continue to be unsecured debt securities of the Trust and HOC, as applicable, governed by the terms and conditions of the Debenture Indenture and the Note Indenture pursuant to which they were issued, and the Trust and HOC will remain bound by their respective obligations thereunder.

Completion of the Arrangement will constitute a "change of control" under both the Debenture Indenture and the Note Indenture. Accordingly, within 30 days following the Effective Time the Trust will be required to make offers to purchase all outstanding Debentures and HOC will be required to make an offer to purchase all outstanding 7 7/8% Senior Notes, in each case for cash consideration equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of acquisition. Such offers will be made in accordance with the applicable provisions of the Debenture Indenture and the Note Indenture.

Completion of the Arrangement will also, in accordance with the provisions of the Debenture Indenture, cause an automatic adjustment to the conversion privilege under the Debentures such that, following the Effective Time, the Debentures will no longer be convertible into Trust Units, but will instead be convertible into the same cash consideration that holder of Debentures would have received under the Arrangement had they converted their Debentures into Trust Units immediately prior to the Effective Time. Accordingly, in the event of a valid exercise of the conversion right by a holder of Debentures after the Effective Time, the holder will receive, in lieu of the number of Trust Units that would have been issuable prior to the Effective Time, a cash payment in an amount equal to $10.00 for each such Trust Unit that would otherwise have been issued. Although the conversion right will continue following completion of the Arrangement, it is unlikely to be exercised by any holder since the conversion price of each series of outstanding Debentures is in excess of the consideration of $10.00 per Trust Unit under the Arrangement and a holder would therefore receive on conversion an amount in cash that is less than the principal amount so converted.

Stock Exchange Listings

The Trust Units will be delisted from the TSX and the NYSE following the Effective Date.

Following the Effective Date, the Trust also understands that the Trust will take steps to deregister the Trust Units under the 1934 Act.

Procedure for the Arrangement Becoming Effective

The Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA. The following procedural steps must be taken for the Arrangement to become effective:

(a)	the Arrangement must be approved by the Securityholders in the manner set forth in the Interim Order;

(b)	the Court must grant the Final Order approving the Arrangement;

(c)	all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate party; and

(d)	the Final Order and Articles of Arrangement in the form prescribed by the ABCA must be filed with the Registrar.

Securityholder Approvals

Pursuant to the Interim Order, the number of votes required to pass the Special Resolution is not less than 66 2/3% of the votes cast by Securityholders, voting together as a single class, either in person or by proxy, at the Meeting. See "General Proxy Matters – Procedure and Votes Required".

Court Approval
Interim Order

On November 13, 2009 the Court granted the Interim Order directing the calling of the Meeting and prescribing the conduct of the Meeting and other matters. The Interim Order is attached as Appendix B to this Information Circular.

Final Order

The ABCA provides that a plan of arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, and if the Special Resolution is approved by Securityholders at the Meeting in the manner required by the Interim Order, HOC and the Trust will make application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is scheduled for December 16, 2009 at 1:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard, at the Calgary Courts Centre, 601 – 5th Street SW, Calgary, Alberta. At the hearing, any Securityholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon Harvest a Notice of Intention to Appear together with any evidence or materials which such party intends to present to the Court on or before 5:00 p.m. (Calgary time) on December 11, 2009. Service of such notice shall be effected by service upon the solicitors for HOC and the Trust: Burnet, Duckworth & Palmer LLP, Suite 1400, 350 – 7th Avenue SW, Calgary, Alberta, T2P 3N9, Attention: Daniel J. McDonald, Q.C. See the Notice of Petition accompanying this Information Circular.

HOC and the Trust have been advised by their counsel, Burnet, Duckworth & Palmer LLP, that the Court has broad discretion under the ABCA when making orders with respect to plans of arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, the Trust may determine not to proceed with the Arrangement.

Timing

If the Meeting is held as scheduled and is not adjourned and the other necessary conditions at that point in time are satisfied or waived, HOC and the Trust will apply for the Final Order approving the Arrangement. If the Final Order is obtained on December 16, 2009 in form and substance satisfactory to the Trust and KNOC, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, the Trust expects the Effective Date will be on or about December 22, 2009. It is not possible, however, to state with certainty when the Effective Date will occur.

The Arrangement will become effective upon the filing with the Registrar of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar.

The Trust's objective is to have the Effective Date occur on December 22, 2009. The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order on December 16, 2009.

Expenses

The estimated fees, costs and expenses of the Trust in connection with the Arrangement contemplated herein including, without limitation, severance payments resulting from the change of control, financial advisors' fees, filing fees, legal and accounting fees, proxy solicitation fees and printing and mailing costs, but excluding payments made by HOC and NARL pursuant to the Arrangement to acquire all outstanding Trust Unit Rights and Unit Awards, are anticipated to be approximately $16.5 million based on certain assumptions.

THE ARRANGEMENT AGREEMENT

The following is a summary only of the material terms of the Arrangement Agreement including the Plan of Arrangement. Securityholders are urged to read the Arrangement Agreement including the Plan of Arrangement in its entirety. A copy of the Arrangement Agreement is attached as Appendix C to this Circular and the Plan of Arrangement is attached to the Arrangement as Exhibit B.

Mutual Covenants Regarding the Arrangement

Harvest and KNOC have each given, in favour of the other Party, usual and customary mutual covenants for an agreement of this nature including a mutual covenant to use their respective commercially reasonable efforts to satisfy the conditions precedent to their respective obligations under the Arrangement Agreement and to take all other action, or cause to be done, all things necessary, proper or advisable under Applicable Laws to complete the Arrangement.

Covenants of the Purchaser

The Purchaser has given in favour of the Trust and HOC usual and customary covenants for an agreement of the nature of the Arrangement Agreement, including a covenant to take all steps and do all acts and things specified in the Interim Order, the Plan of Arrangement and the Final Order to be taken or done by the Purchaser and to ensure that the Purchaser has available funds or adequate financing arrangements in place to permit the payment of the maximum amount which may be required by the Arrangement Agreement and the Plan of Arrangement and to take all actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required.

KNOC has covenanted and agreed in favour of the Trust and HOC that it will cause the Purchaser to perform all of its obligations under the Arrangement Agreement, and to be jointly and severally liable with the Purchaser for the due and punctual performance of such obligations.

Covenants of the Trust

The Trust and HOC have given in favour of KNOC and the Purchaser usual and customary covenants for an agreement of the nature of the Arrangement Agreement, including a covenant to carry on business in the ordinary course of business consistent with past practice between the date of the Arrangement Agreement and the Effective Date and a covenant not to undertake certain actions outside of the ordinary course of business.

Covenants of the Trust Regarding Non-Solicitation

The Trust has provided certain non-solicitation covenants (the "Non-Solicitation Covenants") in favour of KNOC and the Purchaser as follows:

1.

The Trust shall immediately cease and cause to be terminated all existing discussions or negotiations (including, without limitation, through any advisors, representatives, agents or other parties on its behalf) with any parties (other than KNOC and the Purchaser) with respect to any proposal that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal. Without the prior written consent of KNOC and the Purchaser (which may be withheld or delayed in their sole and absolute discretion), the Trust shall not, and shall cause its subsidiaries not to, modify or release any third party from any existing confidentiality agreement (including, for greater certainty, any existing standstill provisions). The Trust represents and warrants that it has not waived any standstill provisions contained in a confidentiality agreement or otherwise for any person, other than for KNOC or the Purchaser. The Trust shall promptly request the return or destruction of all information provided to any third party which, at any time since January 1, 2008, has entered into a confidentiality agreement with The Trust relating to a potential Acquisition Proposal to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured in accordance with the terms of such agreements. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in this paragraph 1 by the Trust, its subsidiaries or their respective officers, directors, employees, representatives and agents shall be deemed to be a breach of this paragraph 1 by the Trust.

2.

The Trust shall not directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

(a)

solicit, assist, initiate, encourage or in any way facilitate (including by way of furnishing information, or entering into any form of written or oral agreement, arrangement or understanding) any Acquisition Proposal or inquiries, proposals or offers regarding any Acquisition Proposal;

(b)

enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any person any information with respect to its businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing;

(c)

waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder; or

(d)	accept, recommend, approve, agree to, endorse, or propose publicly to accept, recommend, approve, agree to, or endorse any Acquisition Proposal or agreement in respect thereto;

provided, however, that notwithstanding any other provision hereof, the Trust and its officers, directors and advisers may prior to the Meeting:

(e)

enter into or participate in any discussions or negotiations with a third party (including any person who entered into a confidentiality agreement with the Trust and was granted access to non-public information relating to the Trust, in each case, prior to the date of the Arrangement Agreement) who seeks to initiate such discussions or negotiations with the Trust that do not result from a breach of the Non-Solicitation Covenants, and, subject to execution of a confidentiality and standstill agreement in favour of the Trust on terms substantially similar to those contained in the Confidentiality Agreement (provided that such confidentiality agreement may specifically release such person from a standstill restriction which is then in effect (whenever entered into) to make a Superior Proposal in accordance with the provisions of the Arrangement Agreement and further provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to KNOC and the Purchaser as set out below), may furnish to such third party information concerning the Trust and its business, properties and assets, in each case if, and only to the extent that:

(i)	the third party has first made a written bona fide Acquisition Proposal which the Board determines in good faith, if consummated in accordance with its terms, would be a Superior Proposal; and

(ii)

prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, the Trust provides notice to KNOC and the Purchaser to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such person together with a copy of the confidentiality agreement referenced above and, if not previously provided to KNOC and the Purchaser, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that the Trust shall notify KNOC and the Purchaser orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the person making it, if not previously provided to KNOC and the Purchaser, copies of all information provided to such party and all other information reasonably requested by KNOC and the Purchaser), within 24 hours of the receipt thereof, shall keep KNOC and the Purchaser informed of the status and details of any such inquiry, offer or proposal and answer their reasonable questions with respect thereto; and

(f)

accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the Board shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of the Arrangement Agreement to the extent required under paragraph 4 below and after receiving the advice of outside counsel that the taking of such action is necessary for the Board to discharge its fiduciary duties under Applicable Laws and the Trust Indenture and the Trust complies with its obligations set forth in paragraph 4 below and terminates the Arrangement Agreement in accordance with Section 8.1(c) of the Arrangement Agreement and concurrently therewith pays the amount required by Section 6.1 of the Arrangement Agreement to the Purchaser (or as the Purchaser may direct in writing).

3.

The Trust shall promptly (and in any event within 24 hours) notify KNOC and the Purchaser (at first orally and then in writing) of any Acquisition Proposal (or any amendment thereto) or any request for non-public information relating to the Trust, its subsidiaries or assets, or any amendments to the foregoing. Such notice shall include a copy of any written Acquisition Proposal (and any amendment thereto) which has been received or, if no written Acquisition Proposal has been received, a description of the material terms and conditions of, and the identity of the person making any inquiry, proposal, offer or request. The Trust shall also provide such further and other details of the Acquisition Proposal or any amendment thereto as KNOC and the Purchaser may reasonably request. The Trust shall keep KNOC and the Purchaser promptly and fully informed of the status, including any change to material terms, of any Acquisition Proposal or any amendment thereto, shall respond promptly to all inquiries by KNOC and the Purchaser with respect thereto, and shall provide KNOC and the Purchaser copies of all material correspondence and other written material sent to or provided to the Trust by any person in connection with such inquiry, proposal, offer or request or sent or provided by the Trust to any person in connection with such inquiry, proposal, offer or request.

4.

Following receipt of an Acquisition Proposal that constitutes a Superior Proposal, the Trust shall give KNOC and the Purchaser, orally and in writing, notice of any decision by the Board to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the Board has determined that such Acquisition Proposal constitutes a Superior Proposal, shall set out the Board's reasonable determination of the financial value of the consideration offered by such third party to Unitholders under such Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. During the 5 Business Days period commencing on delivery of such notice, the Trust agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. If the Board makes such a determination, then, during such 5 Business Days period, the Trust shall, and shall cause its financial and legal advisors to, negotiate in good faith with KNOC and the Purchaser and their financial and legal advisors to make such adjustments in the terms and conditions of the Arrangement Agreement and the Arrangement as would enable the Trust to proceed with the Arrangement as amended rather than the Superior Proposal. In the event KNOC and the Purchaser propose to amend the Arrangement Agreement and the Arrangement to provide the Unitholders with a value per Trust Unit equal to or having a value greater than the value per Trust Unit provided in the Superior Proposal and so advises the Board, in writing, prior to the expiry of such 5 Business Days period, the Board shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement.

5.	The Trust shall reaffirm its recommendation of the transaction to be effected by the Arrangement by press release promptly in the event that:

(a)	any Acquisition Proposal which is publicly announced is determined not to be a Superior Proposal; or

(b)	the Parties have entered into an amended Agreement pursuant to paragraph 4 above which results in any Acquisition Proposal not being a Superior Proposal.

6.

KNOC and the Purchaser agree that all information that may be provided to them by the Trust with respect to any Acquisition Proposal pursuant to the Non-Solicitation Covenants shall be subject to the Confidentiality Agreement and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreement or in order to enforce their rights under the Arrangement Agreement in legal proceedings.

7.

The Trust shall ensure that its officers, directors and employees and any investment bankers or other advisers or representatives retained by it are aware of the provisions of the Non-Solicitation Covenants and shall be responsible for any breach of the Non-Solicitation Covenants by any of them.

8.

Nothing in the Arrangement Agreement shall prevent the Board from complying with Section 2.17 of Multilateral Instrument 62-104 and similar provisions under applicable Canadian Securities Laws (if applicable) relating to the provision of directors' circulars in respect of an Acquisition Proposal that is not a Superior Proposal.

Representations and Warranties

Each of KNOC and the Trust made certain customary representations and warranties related to their due organization and qualification and authorization to enter into the Arrangement Agreement and carry out its obligations thereunder and the execution and delivery of the Arrangement Agreement, the consummation by it of the transactions contemplated thereby nor compliance by it of the transactions contemplated by the Arrangement Agreement will, among other things, violate, conflict with or result in breach of any provisions of, require any consent, approval or notice under or constitute a default or result in a right of termination or acceleration under or result in a creation of any lien, security interest, charge or encumbrance upon the properties or assets of it or any of its subsidiaries under, any of the terms, conditions or provisions of its organizational documents, instruments or obligations to which it or any of its subsidiaries is a party or by which any of them or any of their respective properties or assets may be subject or by which it is bound or violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to it or any of its subsidiaries. In addition, KNOC and the Trust have each made certain representations and warranties particular to such party. In particular, KNOC has also represented and warranted to the Trust that at the Effective Time it will have made adequate financial arrangements to ensure that sufficient funds are available to pay for all Trust Units to be acquired by the Purchaser pursuant to the Arrangement.

The representations and warranties are, in some cases, subject to specified exceptions and qualifications.

Conditions of Closing

Mutual Conditions

The Arrangement Agreement provides that the respective obligations of the Parties to complete the Arrangement are subject to the satisfaction or waiver, by mutual consent of the Parties, of the following conditions on or before the Effective Time:

1.

the Interim Order shall have been granted by the Court in form and on terms consistent with the Arrangement Agreement and such order shall not have been set aside or modified in a manner unacceptable to the Purchaser and the Trust, each acting reasonably, on appeal or otherwise;

2.	the Special Resolution shall have been passed by Unitholders and Rightholders in accordance with the Interim Order;

3.

the Final Order shall have been granted by the Court in form and on terms consistent with the Arrangement Agreement and such order shall not have been set aside or modified in a manner unacceptable to the Purchaser and the Trust, each acting reasonably, on appeal or otherwise;

4.	the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to the Purchaser and the Trust, each acting reasonably;

5.

all consents, waivers, permits, orders, decrees and approvals of any Governmental Authority and the expiry of any waiting periods, required to permit the consummation of the Arrangement, the failure of which to obtain would render completion of the Arrangement unlawful, shall have been obtained or satisfied on terms satisfactory to the Purchaser and the Trust, each acting reasonably; and

6.

there shall not be in effect any Applicable Law that makes the consummation of the Arrangement or any other transactions contemplated in the Arrangement Agreement which are necessary to complete the Arrangement illegal or otherwise prohibited or enjoins any Party from consummating the Arrangement or any other transactions contemplated in the Arrangement Agreement which are necessary to complete the Arrangement.

Additional Conditions in Favour of the Purchaser

The Arrangement Agreement provides that the obligations of the Purchaser to complete the Arrangement are subject to the fulfillment of a number of additional conditions, each of which is for the benefit of the Purchaser and may be waived by it. These additional conditions include:

1.

the representations and warranties made by the Trust in the Arrangement Agreement which are qualified by the expression "material" shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as if made on and as of an earlier date in which case the representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by the Trust in the Arrangement Agreement which are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as if made on and as of an earlier date in which case the representations and warranties shall be true and correct in all material respects as of such earlier date), and the Trust shall have provided to the Purchaser a certificate of the Trust signed by two senior officers of HOC certifying such accuracy dated as of the Effective Date;

2.

the Trust shall have complied in all material respects with its covenants in the Arrangement Agreement and the Trust shall have provided to the Purchaser a certificate of the Trust signed by two senior officers of HOC certifying compliance with such covenants dated as of the Effective Date;

3.	the Required Approvals shall have been obtained on terms and conditions satisfactory to the Purchaser, acting reasonably;

4.	from and after the date of the Arrangement Agreement and up to and including the Effective Date, there shall not have occurred or have been disclosed to the public a Material Adverse Change;

5.	rights of dissent shall not have been granted to Rightholders pursuant to the Interim Order or Final Order or otherwise in connection with the Arrangement;

6.

holders of not greater than 5% of the aggregate outstanding Trust Units, shall have validly exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date; and

7.

no legal action or proceeding that has a reasonable prospect of ultimate success and that is not frivolous or vexatious shall have been commenced after the date hereof by any person to cease trade, enjoin, prohibit or impose material limitations or conditions on the completion of the Arrangement or the right of the Purchaser to own or exercise full rights of ownership of all Trust Units.

Additional Conditions in Favour of the Trust

The Arrangement Agreement provides that the obligation of the Trust to complete the Arrangement is subject to the following conditions, each of which is for the benefit of the Trust and may be waived by it:

1.

the representations and warranties made by KNOC in the Arrangement Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as if made on and as of an earlier date in which case the representations and warranties shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and KNOC shall have provided to the Trust a certificate of KNOC signed by two senior officers of KNOC certifying such accuracy dated as of the Effective Date; and

2.

KNOC and the Purchaser shall have complied in all material respects with its covenants in the Arrangement Agreement, and KNOC shall have provided to the Trust a certificate of KNOC signed by two senior officers of KNOC certifying compliance with such covenants dated as of the Effective Date.

Termination of Arrangement Agreement

The Arrangement Agreement may be terminated at any time prior to the Effective Date (or such earlier date as is specified below):

1.	by mutual written consent of KNOC and the Purchaser, on the one hand, and HOC and the Trust, on the other hand;

2.	by KNOC or the Purchaser upon the occurrence of a Purchaser Damages Event as provided in Section 6.1 of the Arrangement Agreement;

3.

by HOC or the Trust upon the occurrence of a Purchaser Damages Event as provided in Section 6.1(d) of the Arrangement Agreement relating to a Superior Proposal (in accordance with Section 3.4(b)(vi) of the Arrangement Agreement and provided the Trust has complied with its obligations set forth in Section 3.4(d) of the Arrangement Agreement) and the payment by the Trust to the Purchaser of the amount required by Section 6.1 of the Arrangement Agreement; or

4.	as provided in Sections 5.1, 5.2 and 5.3 of the Arrangement Agreement, subject to Section 5.4 of the Arrangement Agreement.

In the event of the termination of the Arrangement Agreement in the circumstances set out in paragraphs 1 through 4 above, the Arrangement Agreement shall forthwith become void and neither Party shall have any liability or further obligation to the other Party except with respect to the obligations set forth in Section 3.4, Section 4.3 and Section 6.1 of the Arrangement Agreement and each Party's obligations in the Confidentiality Agreement, which shall survive such termination.

Purchaser Termination Fee

The Arrangement Agreement specifies that if at any time after the execution and delivery of the Arrangement Agreement and prior to its termination (and provided that KNOC or the Purchaser is not in default of any of its material obligations under the Arrangement Agreement and that none of the representations or warranties of KNOC set out in the Arrangement Agreement is incorrect (in any material respect in cases where such representations and warranties are not already subject to a materiality qualifier)), one of the following events (each a "Purchaser Damages Event") occurs:

1.

the Board withdraws, amends, changes or qualifies, or proposes publicly to withdraw, amend, change or qualify, in any manner adverse to the Purchaser, any of its recommendations or determinations referred to in Section 4.2(hh) of the Arrangement Agreement;

2.

any bona fide Acquisition Proposal for the Trust Units is publicly announced or commenced, and the Board shall have failed to publicly reaffirm and maintain its recommendations or determinations referred to in Section 4.2(hh) of the Arrangement Agreement within 3 days after the public announcement or commencement of any such Acquisition Proposal;

3.	the Board shall have recommended that Unitholders deposit their Trust Units under, vote in favour of, or otherwise accept, an Acquisition Proposal;

4.

the Trust shall have entered into any agreement with any person with respect to an Acquisition Proposal prior to completion of the Arrangement, excluding a confidentiality agreement entered into in compliance with Section 3.4 of the Arrangement Agreement;

5.

an Acquisition Proposal is publicly announced, proposed, offered or made to the Trust or the Unitholders by any person (other than the Purchaser or another affiliate of KNOC) and such Acquisition Proposal, an amended version thereof or any other Acquisition Proposal involving the Trust is consummated or a definitive agreement relating to any such Acquisition Proposal is entered into or agreed to by the Trust before the expiry of twelve months following the date of the termination of the Arrangement Agreement;

6.	the Trust shall have breached the Arrangement Agreement in any material respect and failed to cure such breach within five business days of being notified by the Purchaser of the breach;

then in the event of the termination of the Arrangement Agreement pursuant to Section 8.1 of the Arrangement Agreement, the Trust shall pay to the Purchaser (or as the Purchaser may direct in writing) the amount of $10 million if the event listed in paragraph 6 above occurs and the amount of $100 million if any of the other listed events occurs (the "Purchaser Termination Fee") as liquidated damages in immediately available funds to an account designated by the Purchaser. On the date of the earliest of any of the events specified in paragraphs 1 to 6 above, the Trust shall be deemed to hold such amount in trust for the Purchaser. In the event that an Acquisition Proposal is publicly announced, proposed, offered or made to holders of Trust Units as contemplated by paragraph 5 above, the Trust agrees to deliver to the Purchaser, at least 3 Business Days prior to the scheduled expiry of such Acquisition Proposal, an irrevocable letter of credit, in form satisfactory to the Purchaser, acting reasonably, drawable within one Business Day after the Purchaser shall have delivered to the issuing party a written certificate confirming the occurrence of an event specified in paragraph 5 above or such other form of security as is satisfactory to the Purchaser, acting reasonably.

Any payment pursuant to the foregoing shall be without prejudice to the rights or remedies available to KNOC upon the breach of any provision of the Arrangement Agreement.

For the purposes of paragraph 2 above, an announcement by the Board that it does not have all the information necessary to properly evaluate the Acquisition Proposal and accordingly is reaffirming and maintaining its recommendation of the Arrangement pending receipt and analysis of additional information shall not constitute an event within the ambit of paragraph 2 above or trigger any obligations to make the payment contemplated by this Section, provided that the Board, not less than five days before the anticipated Effective Date, publicly reaffirms and maintains its recommendation of the Arrangement as set forth in Section 4.2(hh) of the Arrangement Agreement to holders of Trust Units without the foregoing qualification in respect of receipt and analysis of additional information relating to the Acquisition Proposal.

Amendment

The Arrangement Agreement provides that the Arrangement Agreement (excluding the Plan of Arrangement which may only be amended as set forth below) may be amended before or after the Meeting by written agreement of the Parties without, subject to Applicable Law, further notice to or authorization on the part of Securityholders provided that no such amendment which is agreed to after the Parties are granted the Interim Order by the Court may reduce or materially adversely affect the consideration to be received by Securityholders without approval by Securityholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

The Arrangement Agreement provides that the Parties may agree to amend the Plan of Arrangement before the Effective Time, provided that each such amendment is filed with the Court and, if made following the Meeting, approved by the Court and provided that each such amendment is communicated to Securityholders if and as required by Applicable Laws or the Court.

PRINCIPAL LEGAL MATTERS

Court Approval and Completion of the Arrangement

An arrangement under the ABCA requires Court approval. See "The Arrangement – Procedure for the Arrangement Becoming Effective – Court Approval".

Assuming that the Final Order is granted, and that the other conditions set forth in the Arrangement Agreement are satisfied or waived by the Party or Parties for whose benefit they exist, then the Articles of Arrangement will be filed with the Registrar to give effect to the Arrangement and all other arrangements and documents necessary to complete the Arrangement will be delivered as soon as reasonably practicable thereafter. Subject to receipt of the Final Order and the satisfaction of the other conditions to the completion of the Arrangement, the Effective Date of the Arrangement is expected to occur on or about December 22, 2009.

Securities Law Matters

The Trust is a reporting issuer (or its equivalent) in all provinces and territories of Canada and accordingly is subject to applicable Canadian Securities Laws of such provinces and territories that have adopted MI 61-101, including Ontario and Quebec.

MI 61-101 is intended to regulate certain transactions to ensure equality of treatment among securityholders, generally requiring enhanced disclosure, approval by a majority of securityholders excluding interested or related parties, independent valuations and, in certain instances, approval and oversight of the transaction by a special committee of independent directors. The protections of MI 61-101 generally apply to "business combinations" which terminate the interests of securityholders without their consent.

MI 61-101 provides that, in certain circumstances, where a related party of an issuer is entitled to receive a collateral benefit in connection with an arrangement transaction (such as the Arrangement), such transaction may be considered a "business combination" for the purposes of MI 61-101 and subject to minority approval requirements. However, the minority approval requirements of MI 61-101 do not apply to related parties who have beneficial ownership of or control or direction over less than 1% of the issuer's outstanding equity securities or where an independent committee of directors determines, acting in good faith, that the value of the benefits received by a related party, net of any offsetting costs to the related party, is less than 5% of the value the related party expects to receive pursuant to the transaction, provided the independent committee's determination is disclosed in the information circular.

Each of the directors and officers of HOC holds Trust Unit Rights and Unit Awards. If the Arrangement is completed, the vesting of all unvested Trust Unit Rights and Unit Awards is accelerated so that such Securities are exercisable at the Effective Time. In addition, certain senior officers of HOC have an employment agreement with HOC and pursuant to the terms of the Employment Agreements the Arrangement will be considered to be a "change of control" which will trigger the payment of severance amounts to such officers. The accelerated vesting of Trust Unit Rights and Unit Awards and the receipt of severance amounts under the employment agreements may be considered to be "collateral benefits" received by the applicable directors and officers of HOC for the purposes of MI 61-101.

The Board has appointed an independent committee of the Board consisting of William Friley (Chair), Hector J. McFadyen and William D. Robertson, each of whom are considered "independent" for the purposes of MI 61-101 (the "Independent Committee") for the purpose of determining which, if any, of the directors and senior officers of HOC will receive a "collateral benefit" (within the meaning of MI 61-101) pursuant to the Arrangement. Following disclosure by each of the directors and senior officers to the Independent Committee of the number of Trust Units held by them and the total consideration that they expect to receive pursuant to the Arrangement, the Independent Committee has determined that the only director or senior officer who has beneficial ownership of or control or direction over 1% or more of the Trust Units of the Trust is M. Bruce Chernoff. As the value of the benefits to be received by Mr. Chernoff in connection with the Arrangement represent less than 5% of the amount of consideration that he expects he will be beneficially entitled to receive under the Arrangement in exchange for the Trust Units beneficially owned by him or which he controls or directs, the Independent Committee has determined that no director or officer of HOC will receive a "collateral benefit" for the purposes of MI 61-101.

Accordingly, the Arrangement is not considered a "business combination" under MI 61-101 and the minority approval requirements of MI 61-101 do not apply to the Arrangement.

See "The Arrangement – Interests of Directors and Officers in the Arrangement" for detailed information regarding the benefits and other payments to be received by each of the directors and officers in connection with the Arrangement.

Judicial Developments

The Plan of Arrangement will be implemented pursuant to Section 193 of the ABCA, which provides that, where it is impractical to effect an arrangement under any other provision of the ABCA, a corporation may apply to the Court for an order approving the arrangement proposed by such corporation. Pursuant to this section of the ABCA, such an application will be made by HOC and the Trust for approval of the Arrangement. See "The Arrangement –Procedure for the Arrangement Becoming Effective – Court Approval". Although there have been a number of judicial decisions considering this section and applications to various arrangements, there have not been, to the knowledge of HOC and the Trust, any recent significant decisions which would apply in this instance.

Securityholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.

Other Required Approvals

To the best knowledge of the Trust, there are no filings, consents, waiting periods or approvals required to be made with, applicable to, or required to be received from any Governmental Authority in connection with the Arrangement except as described below and the Court's approval of the Final Order, which will be sought on or about December 16, 2009 and which is a condition to the completion of the Arrangement.

Investment Canada Approval

Under the Investment Canada Act (Canada) (the "Investment Canada Act"), a transaction exceeding certain financial thresholds, and which involves the acquisition of control of a Canadian business by a non-Canadian, may be subject to review (a "Reviewable Transaction") and in such a case generally cannot be implemented unless the Minister responsible for the administration of the Investment Canada Act (the "Minister") is satisfied that the transaction is "likely to be of net benefit to Canada". An application for review must be filed by the non-Canadian applicant with the Director of Investments prior to the implementation of the Reviewable Transaction. The Minister is then required to determine whether the Reviewable Transaction is likely to be of net benefit to Canada taking into account, among other things, certain factors specified in the Investment Canada Act and any written undertakings that may have been given by the non-Canadian applicant. The Investment Canada Act contemplates an initial review period of up to 45 days after the date an application for review has been certified complete; however, if the Minister has not completed the review by that date, the Minister may unilaterally extend the review period by up to 30 days to permit completion of the review.

The Arrangement Agreement is a Reviewable Transaction. The Trust understands that KNOC has filed an application for review and the Minister's review of the Arrangement is in progress.

Competition Act Approval

The Arrangement is a "notifiable transaction" for the purposes of Part IX of the Competition Act (Canada) (the "Competition Act"). KNOC and the Trust will jointly request that the Commissioner of Competition appointed under the Competition Act (the "Commissioner") issue an advance ruling certificate ("ARC") under Section 102 of the Competition Act or, alternatively, a "no action" letter in respect of the Arrangement together with a request for a waiver of the obligation to provide the prescribed information under Section 114 of the Competition Act. If the Commissioner issues an ARC and the Arrangement is substantially completed within one year after the ARC is issued, the Commissioner shall not apply to the Competition Tribunal under the merger provisions of the Competition Act in respect of the Arrangement solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued. Alternatively, the Commissioner may issue a "no action" letter indicating that she is of the view that grounds do not exist to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act with respect to the Arrangement, while preserving the authority to do so for one year following completion of the Arrangement should circumstances change.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Trust, the following summary describes the principal Canadian federal income tax considerations in respect of the Arrangement generally applicable to a Rightholder and to a holder of Trust Units who, for purposes of the Income Tax Act (Canada) (the "Tax Act"), and at all relevant times, deals at arm's length and is not affiliated with each of the Trust, KNOC and the Purchaser, and, in the case of a holder of Trust Units, holds such Trust Units as capital property, and disposes of such Trust Units under the Arrangement (a "Holder").

Trust Units will generally be considered to be capital property to a Holder unless the Holder holds such Trust Units in the course of carrying on a business or the Holder acquired such Trust Units in a transaction or transactions considered to be an adventure or concern in the nature of trade. Certain Canadian resident Holders whose Trust Units might not otherwise be considered capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have the Trust Units and all other "Canadian securities" as defined in the Tax Act owned by such Holder in the taxation year in which the election is made, and in all subsequent taxation years, deemed to be capital property. Holders should consult with their own tax advisors if they contemplate making such an election.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder (the "Regulations") and counsel's understanding of the published administrative practices of the Canada Revenue Agency ("CRA"). This summary also takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that all Tax Proposals will be enacted in the form proposed. However, there can be no assurance that the Tax Proposals will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law or administrative practice, whether by legislative, regulatory, administrative or judicial decision or action, nor does it take into account or consider other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from the Canadian federal income tax considerations described herein.

This summary is not applicable to: (a) a Holder that is a "financial institution" as defined in the Tax Act for the purposes of the "mark-to-market" rules; (b) a Holder of an interest that would be a "tax shelter investment" within the meaning of the Tax Act; (c) a Holder that has elected to compute its income under the functional currency rules of the Tax Act; or (d) a Holder that acquired Trust Units pursuant to a Trust Unit Right, Unit Award or other equity-based employment compensation plan. Such Holders should consult their own tax advisors.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of Securities. This summary is not exhaustive of all Canadian federal income tax considerations. Consequently, holders of Securities are urged to consult their own tax advisors for advice regarding the income tax consequences to them of disposing of their Securities pursuant to the Arrangement, having regard to their own particular circumstances, and any other consequences to them of such transactions under Canadian federal, provincial, local and foreign tax laws. No advance income tax ruling has been obtained from the CRA to confirm the tax consequences of the Arrangement to holders of Securities.

This summary assumes that the Trust qualifies and will continue to qualify as a "mutual fund trust" as defined in the Tax Act.

Holders of Trust Units Resident in Canada

The following portion of the summary is generally applicable to a Holder of Trust Units who, for purposes of the Tax Act, and at all relevant times, is resident or deemed to be resident in Canada (a "Resident Holder").

Disposition of Trust Units under the Arrangement

Under the Arrangement, Resident Holders will transfer their Trust Units to the Purchaser in consideration for a cash payment of $10.00 per Trust Unit, and will realize a capital gain (or a capital loss) equal to the amount by which the cash payment exceeds (or is less than) the aggregate of the adjusted cost base to the Resident Holder of such Trust Units and any reasonable costs of disposition.

Where a Resident Holder that is a corporation or a trust (other than a mutual fund trust) disposes of a Trust Unit, the Resident Holder's capital loss from the disposition will generally be reduced by the amount of dividends from taxable Canadian corporations previously designated by the Trust to the Resident Holder except to the extent that a loss on a previous disposition of a Trust Unit has been reduced by such dividends. Analogous rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Trust Units.

Dissenting Resident Holders

A Resident Holder who dissents from the Arrangement will be deemed to have transferred such Holder's Trust Units to the Purchaser, and will be entitled to receive a payment from the Purchaser of an amount equal to the fair value of the Holder's Trust Units. Any resulting capital gain or capital loss will be computed generally in the manner described above under "Holders Resident in Canada – Disposition of Trust Units under the Arrangement". Resident Holders who intend to dissent from the Arrangement are urged to consult their own tax advisors.

Any interest awarded by the Court to a dissenting Resident Holder must be included in the dissenting Resident Holder's income for the purposes of the Tax Act.

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a "taxable capital gain") realized in such taxation year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an "allowable capital loss") realized in a taxation year from taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and in the circumstances described in the Tax Act.

Capital gains realized by individuals and certain trusts may give rise to a liability for minimum tax under the Tax Act.

Additional Refundable Tax

A Resident Holder, including a dissenting Resident Holder, that is throughout the year a "Canadian controlled private corporation" as defined in the Tax Act may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains and interest.

Holders of Trust Units Not Resident in Canada

The following portion of the summary is generally applicable to a Holder of Trust Units who, for the purposes of the Tax Act, and at all relevant times, is not and has not been a resident or deemed to be a resident of Canada and does not use or hold, and is not deemed to use or hold, the Trust Units in connection with carrying on a business in Canada (a "Non-Resident Holder"). Special rules, which are not discussed in this summary, apply to a non-resident that is an insurer carrying on business in Canada and elsewhere.

Disposition of Trust Units under the Arrangement

A Non-Resident Holder who disposes of Trust Units under the Arrangement will realize a capital gain or a capital loss computed in the manner described above under "Holders Resident in Canada – Disposition of Trust Units under the Arrangement". A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain, or entitled to deduct any capital loss, realized on the disposition of Trust Units to the Purchaser under the Arrangement unless such Trust Units constitute "taxable Canadian property" to the Non-Resident Holder and do not constitute "treaty-protected property".

Generally, a Trust Unit will not be taxable Canadian property to a Non-Resident Holder at the time of disposition provided that: (i) the Trust is a mutual fund trust, as defined in the Tax Act, at that time; (ii) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length, or the Non-Resident Holder together with such persons, did not own 25% or more of the issued Trust Units at any time during the 60-month period immediately preceding that time; and (iii) such Trust Unit is not deemed to be taxable Canadian property for purposes of the Tax Act.

Even if the Trust Units are taxable Canadian property to a Non-Resident Holder, a taxable capital gain resulting from the disposition of the Trust Units will not be included in computing the Non-Resident Holder's income for the purposes of the Tax Act if the Trust Units constitute "treaty-protected property". Trust Units owned by a Non-Resident Holder will generally be treaty-protected property if the gain from the disposition of such property would, because of an applicable income tax treaty, be exempt from tax under the Tax Act. In the event that Trust Units constitute taxable Canadian property but not treaty-protected property to a particular Non-Resident Holder, the tax consequences as described above under "Holders Resident in Canada – Disposition of Trust Units Under the Arrangement" and "Holders Resident in Canada – Capital Gains and Capital Losses" will generally apply. A Non-Resident Holder who disposes of taxable Canadian property must file a Canadian income tax return for the year in which the disposition occurs, regardless of whether the Non-Resident Holder is liable for Canadian tax on any gain realized as a result.

Dissenting Non-Resident Holders

A Non-Resident Holder who dissents from the Arrangement will be deemed to have transferred such Non-Resident Holder's Trust Units to the Purchaser and will be entitled to receive a payment from the Purchaser of an amount equal to the fair value of the Non-Resident Holder's Trust Units. A Non-Resident Holder who dissents from the Arrangement will realize a capital gain (or capital loss) to the extent that the payment so received from the Purchaser on the disposition of the Trust Units, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base to the Non-Resident Holder of such Trust Units immediately before the disposition. The taxation of capital gains and capital losses is described above under "Holders Not Resident in Canada – Disposition of Trust Units under the Arrangement". Non-Resident Holders who intend to dissent from the Arrangement are urged to consult their own tax advisors.

Any interest awarded by the Court and paid or credited to a dissenting Non-Resident Holder will not be subject to Canadian withholding tax.

Rightholders

A Rightholder who, for purposes of the Tax Act, received his or her Rights in respect of, in the course of, or by virtue of, his or her employment in Canada with the Trust (or any other corporation with which the Trust does not deal at arm's length, within the meaning of the Tax Act) (an "Employee Rightholder") and who receives a cash payment from the Trust on the deemed transfer of Rights to HOC or NARL, as the case may be, will generally be deemed to have received a taxable benefit from employment equal to the amount by which the consideration received by a Rightholder for Rights exceeds the amount, if any, paid by the Rightholder to acquire the Rights (the "Right Benefit"). An Employee Rightholder will generally be required to include in income the amount of the Right Benefit. The amount of any Right Benefit (net of any deductions as discussed below) may be subject to applicable payroll withholding taxes.

In certain circumstances a deduction equal to one-half of the amount of employment income realized is available to employees who are holders of equity compensation awards or options. However, such deduction will not be available to holders of Trust Unit Awards and Counsel can give no assurance that such deduction will be available to holders of Trust Unit Rights. Employee Rightholders should contact their own tax advisers with respect to the availability of such deduction, having regard to their own particular circumstances.

A Rightholder who is not an Employee Rightholder and who receives a cash payment from HOC or NARL, as the case may be, on the deemed transfer of Rights to HOC or NARL, as the case may be, will realize a capital gain (or loss) or income from a business. Whether and to what extent such income is taxed as a capital gain or income from a business will depend on the circumstances pursuant to which such Rightholder obtained and holds the Rights and whether the Rightholder is resident or carries on business in Canada. Rightholders who are not Employee Rightholders shall consult their own tax advisors to determine the tax consequences to them of the Arrangement.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a summary of certain United States federal income tax considerations relating to the disposition by a U.S. holder of Trust Units in the Arrangement. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations, and judicial decisions and administrative interpretations thereunder as of the date hereof. All of these are subject to change, possibly with retroactive effect, and are subject to different interpretations. There can be no assurance that the Internal Revenue Service (the "IRS") will not challenge one or more of the conclusions that are reached and described herein.

This discussion does not purport to address all tax considerations that may be important to a particular holder in light of the holder's circumstances or to certain categories of investors (such as banks or other financial institutions, regulated investment companies, real estate investment trusts, insurance companies, tax-exempt organizations, dealers in securities, persons who hold Trust Units through partnerships or other pass-through entities, United States expatriates, persons subject to the alternative minimum tax, persons who are former long term residents in the United States, United States persons whose functional currency for tax purposes is not the United States dollar or persons who hold the Trust Units as part of a hedge, conversion transaction, straddle or other integrated transactions for U.S. federal income purposes) that may be subject to special rules. This discussion is limited to U.S. holders who hold Trust Units as capital assets. This discussion also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction, or United States federal tax consequences (e.g., estate or gift tax) other than those pertaining to the income tax.

U.S. holders are urged to consult their own tax advisors as to the particular tax considerations to them of the Arrangement, including the effect and applicability of state, local or foreign tax laws.

As used herein, the term "U.S. holder" means a holder of Trust Units that is any of the following:

1.	an individual who is a citizen or resident alien of the United States for United States federal income tax purposes;

2.	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof;

3.	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

4.

a trust that either: (a) is subject to the supervision of a court within the United States and which has one or more United States persons with authority to control all substantial decisions of the trust; or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

If a partnership or other flow-through entity holds Trust Units, the United States federal income tax treatment of a partner or other owner generally will depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity. A U.S. holder that is a partner of the partnership or an owner of another flow-through entity holding Trust Units should consult its own tax advisor.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any Unitholder and no opinion or representation with respect to the U.S. federal income tax consequences to any such Unitholder is made.

Required Notice

U.S. Treasury Department Circular 230 Disclosure

To ensure compliance with U.S. Treasury Department Circular 230, holders are hereby notified that: (a) any discussion of United States federal tax issues in this Circular or incorporated by reference into this Circular is not intended or written to be relied upon, and cannot be relied upon by U.S. holders, for the purpose of avoiding penalties that may be imposed on U.S. holders under the Code; (b) such discussion is written in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) each holder should seek advice based on its particular circumstances from an independent tax advisor.

U.S. Holders of Trust Units

Disposition of Trust Units if the Trust was not a PFIC

Subject to the discussion below regarding classification of the Trust as a "passive foreign investment company" ("PFIC"), a U.S. holder generally will recognize capital gain or loss on the disposition of Trust Units in the Arrangement in an amount equal to the difference between the amount realized pursuant to the Arrangement and the U.S. holder's adjusted United States federal income tax basis in the Trust Units. The capital gain or loss will be long-term capital gain or loss if the Trust Units were held for longer than one year. Under current law, non-corporate taxpayers, including individuals, generally are subject to a maximum regular United States federal income tax rate of 15% on net long-term capital gains. The deductibility of capital losses is subject to certain limitations. Any gain or loss generally will be treated as United States source income or loss for United States foreign tax credit purposes.

Passive Foreign Investment Company Rules

A foreign corporation is classified as a PFIC for United States federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of its subsidiaries, either: (i) on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income; or (ii) at least 75% of its gross income is passive income. Special look-through rules apply where a corporation owns, directly or indirectly, at least 25% by value of stock of another corporation (the "lower tier corporation").

For purposes of the PFIC rules, passive income generally includes interest, dividends, royalties, rents, annuities and other investment income and includes the net gain from some commodities transactions, including some transactions involving oil and gas. Net gains from commodities transactions will not be included in the definition of passive income if they are active business gains or losses from the sale of commodities, but only if substantially all of a corporation's commodities are stock in trade or inventory, depreciable or real property used in trade or business, or supplies used in the ordinary course of the trade or business of a corporation. Net gains from commodities transactions will also not be included in the definition of passive income if they arise out of commodity hedging transactions entered into in the ordinary course of a corporation's trade or business. Based on its income and the income of its subsidiaries, the Trust believes it was not a PFIC for 2008 or prior years and that it will not be a PFIC for 2009. The determination of PFIC status, however, is a factual one that cannot be made with certainty before the end of the current period.

If the Trust were a PFIC for any taxable year in which a U.S. holder held Trust Units, a U.S. holder that realizes a gain on the disposition of Trust Units in the Arrangement would be subject to special, adverse rules to determine his tax liability, including conversion of capital gain to ordinary income and the imposition of interest charges on taxes treated as deferred. A holder that has made certain elections could avoid such adverse consequences.

The PFIC rules are extremely complex, and the foregoing discussion is merely a summary. U.S. holders are urged to consult their tax advisors regarding these rules, as well as all other tax aspects of the Arrangement.

Receipt of Foreign Currency

A U.S. holder's amount realized will generally be equal to the U.S. dollar value of the Canadian currency received, based upon the exchange rate on the date of receipt (regardless of whether the Canadian currency is converted into U.S. dollars at that time). A U.S. holder that does not convert foreign currency received into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. holder generally will recognize ordinary income or loss (that will generally be U.S. source income or loss for foreign tax credit purposes) on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Backup Withholding and Information Reporting

In general, backup withholding and information reporting requirements may apply to the payment of proceeds of the exchange of Trust Units made to a non-corporate U.S. holder. Backup withholding, currently at the rate of 28%, may apply to such payments if the U.S. holder:

1.	fails to furnish its social security or other taxpayer identification number ("TIN") and certain other information within a reasonable time after a request therefor;

2.	furnishes an incorrect TIN and the Trust has been so notified by the IRS;

3.	has been notified by the IRS of a failure to report interest or dividends properly; or

4.

fails, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the TIN provided is the holder's correct number and that the holder is not subject to backup withholding.

Any amount withheld from a payment under the backup withholding rules is allowable as a credit against the U.S. holder's United States federal income tax liability and may be refunded to the extent such amount exceeds such liability, provided that the required information is timely furnished to the IRS. Certain persons are exempt from backup withholding, including corporations and certain financial institutions. Each U.S. holder should consult its tax advisor as to its qualification for exemption from backup withholding and the procedure for obtaining such exemption.

Other Tax Considerations

This Information Circular does not address any tax considerations of the Arrangement other than Canadian and United States federal income tax considerations to Unitholders. Rightholders as well as Unitholders who are resident in jurisdictions other than Canada or the United States should consult their tax advisors with respect to the relevant tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions. All Securityholders should also consult their own tax advisors regarding relevant provincial, territorial or state tax considerations of the Arrangement.

RISK FACTORS

In evaluating whether to approve the Special Resolution, as applicable, Securityholders should carefully consider the following risk factors.

Risks Relating to the Arrangement

There can be no certainty that all conditions precedent to the Arrangement will be satisfied or waived, nor can there by any certainty of the timing of their satisfaction or waiver. Failure to complete the Arrangement could materially negatively impact the price of the Trust Units.

The completion of the Arrangement is subject to a number of conditions precedent, some of which are outside of the control of the Trust and KNOC, including receipt of Required Approvals, approval of the Securityholders and the Final Order. There can be no certainty, nor can the Trust, nor KNOC provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. If the Arrangement is not completed, the Board believes that the market price of the Trust Units will be adversely affected.

Risks Relating to the Trust

If the Arrangement is not completed, the Trust will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects. Such risk factors are set forth and described in the Trust's Annual Information Form for the year ended December 31, 2008 which has been filed on SEDAR.

PROCEDURES FOR THE SURRENDER OF TRUST UNITS, TRUST UNIT RIGHTS AND UNIT
AWARDS AND RECEIPT OF CONSIDERATION

Procedures for Unitholders

The details of the procedures for the deposit of physical Trust Unit certificates and the delivery by the Depositary of cash are set out in the Letter of Transmittal accompanying this Information Circular. Unitholders who have not received a Letter of Transmittal should contact Valiant Trust Company, whose contact details are set forth in the Letter of Transmittal.

Only Registered Unitholders are required to submit a Letter of Transmittal. If you are a Beneficial Unitholder holding your Trust Units through a nominee such as a broker or dealer, you should carefully follow any instructions provided to you by such nominee.

Registered Unitholders must validly complete, duly sign and return the enclosed Letter of Transmittal together with the certificate(s) representing their Trust Units, to the Depositary at one of the offices specified in the Letter of Transmittal.

Registered Unitholders who deposit a validly completed and duly signed Letter of Transmittal, together with accompanying trust unit certificate(s), will be forwarded the consideration to which they are entitled as soon as practicable after the later of the Effective Date and the date of receipt by the Depositary of the Letter of Transmittal and accompanying trust unit certificates. Once Registered Unitholders surrender their trust unit certificates, they will not be entitled to sell the securities to which those certificates relate.

Registered Unitholders who do not forward to the Depositary a validly completed and duly signed Letter of Transmittal, together with their trust unit certificate(s), will not receive the consideration to which they are otherwise entitled until deposit is made. Whether or not Unitholders forward their trust unit certificate(s) upon the completion of the Plan of Arrangement on the Effective Date, Unitholders will cease to be unitholders of the Trust as of the Effective Date and will only be entitled to receive the consideration to which they are entitled under the Plan of Arrangement or, in the case of Registered Unitholders who properly exercise Dissent Rights, the right to receive fair value for their Trust Units in accordance with Section 191 of the ABCA, as modified by the Interim Order.

The method of delivery of certificates representing Trust Units and all other required documents is at the option and risk of the person depositing their Trust Units. Any use of the mail to forward certificates representing Trust Units and/or the related Letters of Transmittal shall be at the election and sole risk of the person depositing Trust Units, and documents so mailed shall be deemed to have been received by the Trust only upon actual receipt by the Depositary. If such certificates and other documents are to be mailed, the Trust recommends that insured mail be used with return receipt or acknowledgement of receipt requested.

A cheque representing the amount payable under the Arrangement to a former holder of Trust Units who has complied with the procedures set out above will, as soon as practicable after the Effective Date and after the receipt of all required documents: (i) be forwarded to the former Unitholder at the address specified in the Letter of Transmittal by insured first-class mail; or (ii) be made available at the office of the Depositary at which the Letter of Transmittal was deposited. If no address is provided on the Letter of Transmittal, cheques will be forwarded by first-class mail to the address of the holder as shown on the register maintained by the Transfer Agent. Under no circumstances will interest accrue or be paid by the Purchaser, KNOC or the Depositary on the consideration for the Trust Units to persons depositing Trust Units with the Depositary, regardless of any delay in making any payment for the Trust Units.

Where a Trust Unit certificate has been destroyed, lost or misplaced, the registered holder of that Trust Unit certificate should immediately complete the Letter of Transmittal as fully as possible and return it together with a letter describing the loss, to the Depositary in accordance with instructions in the Letter of Transmittal. The Depositary has been instructed to respond with replacement Trust Unit certificate requirements, which are also set out in Section 4.2 of the Plan of Arrangement. A copy of the Arrangement Agreement is attached as Exhibit B to the Arrangement Agreement, which is attached to this Information Circular as Appendix C. All required documentation must be completed and returned to the Depositary before a cheque will be issued.

Beneficial Unitholders whose Trust Units are registered in the name of an intermediary (a bank, trust company, securities broker, trustee or other) should contact that intermediary for instructions and assistance in delivering trust unit certificates representing those Trust Units.

Cancellation of Rights of Unitholders

Any certificate which immediately before the Effective Date represented Trust Units and which has not been surrendered, with all other documents required by the Depositary, on or before the day prior to the fifth anniversary of the Effective Date, will cease to represent any claim against or interest of any kind or nature in the Trust, the Purchaser, KNOC or the Depositary. Accordingly, persons who tender certificates for Trust Units on or after the fifth anniversary of the Effective Date will not be paid any cash or other compensation.

Any payment made by way of cheque by the Depositary, pursuant to the Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed and any right or claim to payment hereunder that remains outstanding on the day prior to the fifth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the consideration for the Trust Units.

Procedures for Rightholders

Upon the completion of the Plan of Arrangement on the Effective Date, Rightholders will cease to hold Trust Unit Rights and Unit Awards as of the Effective Date and will only be entitled to receive the consideration to which they are entitled under the Plan of Arrangement. Such consideration will be paid to the Rightholder as soon as practicable following Closing by way of a direct deposit to the bank account of the Rightholder according to the records maintained by HOC or NARL, as applicable.

If you are a holder of Trust Unit Rights or Unit Awards at the Effective Time, any payment made to you as described above may be subject to applicable Canadian income and withholding taxes. Holders of Trust Unit Rights or Unit Awards should consult their tax advisors regarding the tax consequences of exercising their Trust Unit Rights or Unit Awards prior to the Effective Time and having the underlying Trust Units purchased pursuant to the Plan of Arrangement or having their Trust Unit Rights or Unit Awards treated in the manner described above under the Plan of Arrangement.

Under no circumstances will interest accrue or be paid by HOC, NARL or the Trust on the consideration for the Trust Unit Rights or Unit Awards to the former Rightholders, regardless of any delay in making any payment for the Trust Unit Rights or Unit Awards.

LEGAL MATTERS

Certain legal matters in connection with the Arrangement will be passed upon for the Trust by Burnet, Duckworth & Palmer LLP insofar as Canadian legal matters are concerned and Paul, Weiss, Rifkind, Wharton & Garrison LLP insofar as U.S. legal matters are concerned.

Certain legal matters in connection with the Arrangement will be passed upon for KNOC and the Purchaser by Bennett Jones LLP insofar as Canadian legal matters are concerned and Vinson & Elkins LLP insofar as U.S. legal matters are concerned.

RIGHTS OF DISSENT

The following description of the rights of Dissenting Unitholders is not a comprehensive statement of the procedures to be followed by a Dissenting Unitholder who seeks payment of the fair value of such Unitholder's Trust Units and is qualified in its entirety by the reference to the full text of the Interim Order, which is attached to this Information Circular as Appendix B, and the text of Section 191 of the ABCA, which is attached to this Information Circular as Appendix E. Pursuant to the Interim Order, Dissenting Unitholders are given rights analogous to rights of dissenting shareholders under the ABCA. A Dissenting Unitholder who intends to exercise the right to dissent should carefully consider and comply with the provisions of Section 191 of the ABCA, as modified by the Interim Order. Failure to comply with the provisions of that section, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

The Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing.

Under the Interim Order, a Registered Unitholder is entitled, in addition to any other rights the holder may have, to dissent and to be paid by the Trust the fair value of the Trust Units held by the holder in respect of which the holder dissents, determined as of the close of business on the last Business Day before the day on which the resolution from which such holder dissents was adopted. Only Registered Unitholders may dissent. Persons who are beneficial owners of Trust Units registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that they may only do so through the registered owner of such Trust Units. Accordingly, a beneficial owner of Trust Units desiring to exercise Dissent Rights must make arrangements for the Trust Units beneficially owned by that Unitholder to be registered in the name of the Unitholder prior to the time the written objection to the Special Resolution is required to be received by the Trust or, alternatively, make arrangements for the registered holder of such Trust Units to dissent on behalf of the Unitholder.

A Dissenting Unitholder must send to HOC and the Trust a written objection to the Special Resolution, which written objection must be received by HOC and the Trust, c/o Burnet, Duckworth & Palmer LLP, Suite 1400, 350 – 7th Avenue SW, Calgary, Alberta, T2P 3N9 Attention: Daniel J. McDonald, Q.C., by 5:00 p.m. (Calgary time) on December 11, 2009 (or the Business Day that is two Business Days prior to the date of the Meeting if it is not held on December 15, 2009). No Unitholder who has voted in favour of the Special Resolution shall be entitled to dissent with respect to the Arrangement. A registered holder of Trust Units may not exercise the right to dissent in respect of only a portion of such holder's Trust Units, but may dissent only with respect to all of the Trust Units held by the holder.

An application may be made to the Court by the Trust or by a Dissenting Unitholder to fix the fair value of the Dissenting Unitholder's Trust Units. If such an application to the Court is made by either the Trust or a Dissenting Unitholder, the Trust must, unless the Court otherwise orders, send to each Dissenting Unitholder a written offer to pay such person an amount considered by the Board of Directors to be the fair value of the Trust Units held by such Dissenting Unitholders. The offer, unless the Court otherwise orders, will be sent to each Dissenting Unitholder at least 10 days before the date on which the application is returnable, if the Trust is the applicant, or within 10 days after the Trust is served with notice of the application, if a Dissenting Unitholder is the applicant. The offer will be made on the same terms to each Dissenting Unitholder and will be accompanied by a statement showing how the fair value was determined.

A Dissenting Unitholder may make an agreement with the Trust for the purchase of his Trust Units in the amount of the Trust's offer (or otherwise) at any time before the Court pronounces an order fixing the fair value of the Trust Units.

A Dissenting Unitholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application and appraisal. On the application, the Court will make an order fixing the fair value of the Trust Units of all Dissenting Unitholders who are parties to the application, giving judgment in that amount against the Trust and in favour of each of those Dissenting Unitholders, and fixing the time within which the Trust must pay that amount payable to the Dissenting Unitholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Unitholder calculated from the date on which the Dissenting Unitholder ceases to have any rights as a Unitholder until the date of payment.

On the Arrangement becoming effective, or upon the making of an agreement between the Trust and the Dissenting Unitholder as to the payment to be made by the Trust to the Dissenting Unitholder, or the pronouncement of a Court order, whichever first occurs, the Dissenting Unitholder will cease to have any rights as a Unitholder other than the right to be paid the fair value of such Unitholder's Trust Units in the amount agreed to between the Trust and the Unitholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Unitholder may withdraw his dissent, or if the Arrangement has not yet become effective the Trust may rescind the Special Resolution, and in either event the dissent and appraisal proceedings in respect of that Unitholder will be discontinued.

The Trust shall not make a payment to a Dissenting Unitholder under Section 191 if there are reasonable grounds for believing that the Trust is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of the Trust would thereby be less than the aggregate of its liabilities. In such event, the Trust shall notify each Dissenting Unitholder that it is lawfully unable to pay Dissenting Unitholders for their Trust Units in which case the Dissenting Unitholder may, by written notice to the Trust within 30 days after receipt of such notice, withdraw his written objection, in which case such Unitholder shall, in accordance with the Interim Order, be deemed to have participated in the Arrangement as a Unitholder. If the Dissenting Unitholder does not withdraw his written objection he retains his status as a claimant against the Trust to be paid as soon as the Trust is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to creditors but prior to its Unitholders.

All Trust Units held by Unitholders who exercise their Dissent Rights will, if the Holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to the Trust in exchange for such fair value as of the Effective Date. If such Unitholders ultimately are not entitled to be paid the fair value for the Trust Units, such Trust Units will be deemed to have been exchanged for cash and such Unitholders will be paid cash on the same basis as all other Unitholders who have received cash pursuant to the Arrangement.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Unitholder who seeks payment of the fair value of their Trust Units. Section 191 of the ABCA requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. Accordingly, each Dissenting Unitholder who is considering the right to dissent and appraisal should carefully consider and comply with the provisions of that section, the full text of which is set out in Appendix E to this Information Circular, as modified by the Interim Order, and consult their own legal advisor.

The Arrangement Agreement provides that, unless otherwise waived, it is a condition to the obligation of the Trust and KNOC to complete the Arrangement, that there shall not, as of the Effective Date, be Holders of Trust Units that hold in excess of 5% of all Trust Units that have validly exercised their Dissent Rights.

INFORMATION CONCERNING THE TRUST

General

The Trust is an open-ended, unincorporated investment trust established under the laws of the Province of Alberta on July 10, 2002 pursuant to the Trust Indenture between HOC, a wholly-owned subsidiary and administrator of the Trust, and Valiant Trust Company, as trustee. The Trust's assets consist of securities, unsecured debt and net profits interests on the oil and natural gas assets of several direct and indirect subsidiaries, trusts and partnerships. The Trust is managed by HOC pursuant to the Administration Agreement.

The beneficiaries of the Trust are the holders of its Units who receive monthly distributions from the Trust's net cash flow from its various investments after certain administrative expenses and the provision for interest due to the holders of Debentures. Pursuant to the Trust Indenture, the Trust is required to distribute 100% of its taxable income to its Unitholders each year and limit its activities to holding and administering permitted investments and making distributions to its Unitholders.

Harvest is a reporting issuer or the equivalent thereof in each of the provinces and territories of Canada. The Trust Units are also registered under the 1934 Act. The Trust Units are listed and posted for trading on the TSX and the NYSE.

The head and principal office of the Trust and HOC is located at Suite 2100, 330 - 5th Avenue SW, Calgary, Alberta, T2P 0L4 while the registered office of HOC is located at Suite 1400, 350 - 7th Avenue SW, Calgary, Alberta, T2P 3N9.

Market for Securities

The Trust Units are listed and traded on the TSX and the New York Stock Exchange ("NYSE"). The trading symbol on the TSX for the Trust Units is "HTE.UN", and on the NYSE is "HTE".

The following sets forth the price range and consolidated trading volume of the Trust Units on the TSX and the NYSE for the periods indicated.

51

	TSX		NYSE
	Price Range		Price Range
	High	Low	Volume	High	Low	Volume
2009
January	$11.91	$10.36	10,266,136	US$10.10	US$8.25	25,461,464
February	$10.57	$5.87	13,739,710	US$8.55	US$4.69	36,881,966
March	$6.20	$3.87	16,343,646	US$4.83	US$3.00	36,763,788
April	$6.18	$4.44	8,769,868	US$5.08	US$3.50	21,501,439
May	$8.72	$5.71	21,261,237	US$7.47	US$4.80	36,288,909
June	$7.24	$5.91	14,518,231	US$6.67	US$5.12	24,119,534
July	$6.22	$5.12	8,381,376	US$5.59	US$4.41	25,765,389
August	$6.73	$6.09	9,968,858	US$6.20	US$5.50	20,621,244
September	$7.27	$5.74	10,472,670	US$6.85	US$5.17	21,318,003
October	$9.91	$6.29	101,171,754	US$9.36	US$5.76	74,802,710
November (1–12)	$9.91	$9.85	39,077,199	US$9.46	US$9.11	16,535,827

The closing price of the Trust Units on the TSX on October 21, 2009, the last complete trading day prior to the announcement of the Arrangement was $7.30. The closing price of the Trust Units on the TSX on November 12, 2009, the last trading day prior to the date of this Information Circular was $9.86.

The closing price of the Trust Units on the NYSE on October 21, 2009, the last complete trading day prior to the announcement of the Arrangement was US$7.01. The closing price of the Trust Units on the NYSE on November 12, 2009, the last trading day prior to the date of this Information Circular was US$9.30.

Directors and Officers of Harvest Operations Corp.

The names, municipalities of residence, positions with HOC of the directors and officers of HOC are set out below, together with their holdings, as at November 10, 2009, of Trust Units and Trust Unit Rights and Trust Units issuable on exercise of Unit Awards held by them.

							% Trust
							Units
						Trust Units	Issuable on
						Issuable on	Exercise of
			% Trust	Holdings of	% Trust Unit	Exercise of	all Unit
Name, Province and	Position with	Holdings of	Units	Trust Unit	Rights	Unit Awards	Awards
Country of Residence	HOC	Trust Units(1)	Outstanding	Rights	Outstanding	Held	Outstanding

Directors

John A. Brussa	Director	373,103	0.20	90,000	1.22	4,053	0.64
Alberta, Canada

M. Bruce Chernoff	Director and	6,444,210	3.54	30,000	0.41	-	-
Alberta, Canada	Chairman

Verne G. Johnson	Director	9,998	0.01	90,000	1.22	2,433	0.38
Alberta, Canada

Hector J. McFadyen	Director	56,997	0.03	90,000	1.22	9,454	1.49
Alberta, Canada

William Friley	Director	3,999	0.00	80,000	1.08	1,490	0.24
Alberta, Canada

William D. Robertson	Director	2,052	0.00	50,000	0.68	-	-
Alberta, Canada

John Zahary	President &	139,757	0.08	525,000	7.09	34,251	5.41
Alberta, Canada	Chief Executive Officer and Director

							% Trust
							Units
						Trust Units	Issuable on
						Issuable on	Exercise of
			% Trust	Holdings of	% Trust Unit	Exercise of	all Unit
Name, Province and	Position with	Holdings of	Units	Trust Unit	Rights	Unit Awards	Awards
Country of Residence	HOC	Trust Units(1)	Outstanding	Rights	Outstanding	Held	Outstanding

Officers

Robert Fotheringham	Chief Financial	35,845	0.02	290,600	3.92	10,126	1.60
Alberta, Canada	Officer

Rob Morgan	Chief Operating	36,758	0.02	350,000	4.73	16,483	2.60
Alberta, Canada	Officer - Upstream

Brad Aldrich	Chief Operating	20,000	0.01	350,000	4.73	25,621	4.05
Missouri, USA	Officer - Downstream

Gary Boukall	Vice President,	15,207	0.01	91,572	1.24	10,282	1.62
Alberta, Canada	Geosciences

James Sheasby	Vice President,	4,823	0.00	127,262	1.72	8,849	1.40
Alberta, Canada	Engineering

Neil Sinclair	Vice President,	11,393	0.01	127,103	1.72	6,706	1.06
Alberta, Canada	Operations

Phil Reist	Vice President,	9,873	0.01	102,500	1.38	7,384	1.17
Alberta, Canada	Controller

Les Hogan	Vice President,	-	-	78,000	1.05	7,241	1.14
Alberta, Canada	Land

David J. Rain	Corporate	68,623	0.04	55,000	0.74	-	-
Alberta, Canada	Secretary

Dean Beacon	Treasurer	1,553	0.00	49,250	0.67	3,484	0.55
Alberta, Canada

Note:

(1) Including Trust Units held by associates of the director or officer of HOC.

As at November 10, 2009, directors and officers of HOC and their associates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 7,234,191 Trust Units, or approximately 4.0% of the number of outstanding Trust Units, 2,576,287 Trust Unit Rights, or approximately 34.8% of the number of outstanding Trust Unit Rights and 108,724 Unit Awards entitling the holders to acquire 147,856 Trust Units, or approximately 23.4% of the number of outstanding Unit Awards.

Additional Information

Additional information relating to the Trust is available to the public free of charge on SEDAR at www.sedar.com. Financial information in respect of the Trust and its affairs is provided in the Trust's annual audited consolidated financial statements for the year ended December 31, 2008 and the related management's discussion and analysis. Copies of the Trust's financial statements and related management's discussion and analysis are available upon request and without charge from the Trust at Suite 2100, 330 – 5th Avenue SW, Calgary, Alberta, T2P 0L4, Attention: Chief Financial Officer.

INFORMATION CONCERNING KNOC AND THE PURCHASER

KNOC is the national oil and gas company of the Republic of Korea (often referred to as South Korea) and is wholly owned by the Government of Korea. KNOC engages in a wide range of oil and gas activities, including exploration, development and production of crude oil and natural gas in Korea and abroad, and the acquisition and management of the Republic of Korea's strategic reserve (or stockpile) of crude oil and the construction of related facilities. KNOC's headquarters and principal offices are located near Seoul at 1588-14, Gwanyang-Dong, Dongan-gu, Anyang-si, Gyeonggi-do 431-711, Republic of Korea.

As of August 31, 2009, KNOC had daily crude oil and natural gas production of approximately 72,300 barrels of oil equivalent ("BOE") from its domestic and overseas projects, consisting of approximately 11,000 BOE per day of domestic natural gas production and approximately 61,300 barrels of oil per day of overseas production. Outside of Korea, KNOC is involved in 46 projects (10 production, three development and 33 exploration projects) in 17 countries as of August 31, 2009, including the BlackGold oil sands project in Northern Alberta.

The Purchaser is a corporation incorporated under the laws of the Province of Alberta and is a wholly-owned subsidiary of KNOC. The registered office of the Purchaser is located at 4500, 855 – 2nd Street SW, Calgary, Alberta, T2P 4K9.

GENERAL PROXY MATTERS

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of HOC to be used at the Meeting. Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, fax or oral communication by directors, officers, employees or agents of HOC who will be specifically remunerated therefor. All costs of the solicitation will be borne by the Trust.

HOC has not made a decision to engage proxy solicitation agents to encourage the return of completed proxies by Securityholders and to solicit proxies in favour of the matters to be considered at the Meeting. HOC may however do so, and if it does, the costs in respect of such services would be paid by the Trust.

Appointment and Revocation of Proxies

Accompanying this Information Circular is a form of proxy, in the case of Holders of Trust Units, a form of proxy printed on white paper, in case of Holders of Trust Unit Rights, a form of proxy printed on yellow paper and in the case of Holders of Unit Awards, a form of proxy printed on green paper for use at the Meeting.

Holders of Trust Units are entitled to consider and vote upon the Special Resolution. Holders of Trust Unit Rights and Unit Awards are also entitled to consider and vote upon the Special Resolution.

The Persons named in the enclosed form of proxy are directors or officers of HOC. A Securityholder desiring to appoint a Person (who need not be a Securityholder) to represent such Securityholder at a Meeting other than the Persons designated in the accompanying form of proxy may do so either by inserting such Person's name in the blank space provided in the appropriate form of proxy or by completing another form of proxy and, in either case, sending or delivering the completed proxy to the offices of Valiant Trust Company 310, 606 – 4th Street SW, Calgary, Alberta, T2P 1T1. A form of proxy must be received by Valiant Trust Company at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof. Failure to so deposit a form of proxy shall result in its invalidation.

A Securityholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such Securityholder or by his attorney duly authorized in writing or, if the Securityholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the above mentioned office of Valiant Trust Company on or before the last Business Day preceding the day of the Meeting or any adjournment thereof or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof.

The Board of Directors has fixed the Record Date for the Meeting as at the close of business on November 9, 2009. Securityholders of Harvest of record as at the Record Date are entitled to receive notice of, to attend and to vote at the Meeting on the resolutions applicable to them, except to the extent a Holder of Trust Units transfers any Trust Units after the Record Date and the transferee of those Trust Units establishes ownership of the Trust Units and demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of Holders of Trust Units entitled to vote, in which case such transferee shall be entitled to vote such Trust Units at the Meeting.

Signature of Proxy

The form of proxy must be executed by the Securityholder or his attorney authorized in writing, or if the Securityholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person's capacity following his signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with the Trust).

Voting of Proxies

The persons named in the accompanying forms of proxy will vote the Securities in respect of which they are appointed in accordance with the direction of the Securityholder appointing them. In the absence of such direction, such Securityholders will be voted FOR the approval of the Special Resolution.

Exercise of Discretion of Proxy

The enclosed forms of proxy confer discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting and this Information Circular and with respect to other matters that may properly come before the Meeting. At the date of this Information Circular, management of HOC knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Voting Securities and Principal Holders Thereof

As at November 10, 2009 there were 182,268,643 Trust Units issued and outstanding, 7,404,436 Trust Unit Rights entitling the holders thereof to acquire an aggregate 7,404,436 Trust Units were outstanding and 465,932 Unit Awards entitling the holders thereof to acquire an aggregate 633,156 Trust Units were outstanding. To the knowledge of the directors and officers of HOC, as at the date hereof, no person or company beneficially owned, directly or indirectly, or exercised control or direction, over more than 10% of the Trust Units.

Procedure and Votes Required

The Interim Order provides that each Holder of Securities at the close of business on the Record Date will be entitled to receive notice of, to attend and to vote on the Special Resolution at the Meeting. In addition, the Interim Order provides that each Holder of Trust Units issued by the Trust after the Record Date and prior to the date of the Meeting will be entitled to receive notice of and to vote at the Meeting. Each such Securityholder will be entitled to vote in accordance with the provisions set out below, provided that, a holder of Trust Unit Rights or Unit Awards on the Record Date who exercises such Trust Unit Rights or Unit Awards after the Record Date and prior to the Meeting will not be entitled to vote such Trust Unit Rights or Unit Awards at the Meeting.

Pursuant to the Interim Order:

(a)

each Unitholder will be entitled to one vote for each Trust Unit held and each Rightholder will be entitled to one vote for (A) each Trust Unit Right held by them and (B) each whole Trust Unit issuable on exercise of the Unit Awards held by them, provided that such Trust Unit Rights and Unit Awards have not been exercised prior to the Meeting;

(b)

the majority required to pass the Special Resolution shall be, subject to further order of the Court, not less than two-thirds of the aggregate votes cast, either in person or by proxy, at the Meeting by the Securityholders voting together as a single class;

(c)

the quorum at the Meeting shall be two persons present in person or by proxy entitled to vote thereat and holding or representing at least 10% of the outstanding Trust Units entitled to be voted at such Meeting; and

(d)

if within 30 minutes of the appointed time of the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week if a Business Day and, if such day is a not a Business Day, the Meeting shall be adjourned to the next Business Day following one week after the day appointed for the Meeting at the same time and place, and if at such adjourned meeting a quorum is not present, the Securityholders present, if at least two, shall be a quorum for all purposes.

LEGAL PROCEEDINGS

There are no legal proceedings which Harvest is a party to that involve a claim for damages that exceed 10% of the current assets of Harvest.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed under "The Arrangement – Interests of Directors and Officers in the Arrangement", no informed person of the Trust, or any associate or affiliate of any informed person, has had any material interest, direct or indirect, in any transaction, or proposed transaction, which has materially affected or would materially affect the Trust or any of its subsidiaries since the commencement of the most recently completed financial year of the Trust.

CONSENTS

Consent of Burnet, Duckworth & Palmer LLP

We have read the information circular and proxy statement (the "Information Circular") of Harvest Energy Trust (the "Trust") dated November 13, 2009 relating to the special meeting of Securityholders of the Trust to approve an arrangement under the Business Corporations Act (Alberta) involving the Trust, Harvest Operations Corp., North Atlantic Refining Limited, Harvest Breeze Trust No. 1, 1115638 Alberta Ltd., Harvest Breeze Trust No. 2, 1115650 Alberta Ltd., Calpine Natural Gas Trust, Viking Energy Royalty Trust, 1485300 Alberta Ltd., Valiant Trust Company, Korea National Oil Corporation, KNOC Canada Ltd., 1496965 Alberta Ltd. and Securityholders of the Trust. We consent to the inclusion in the Information Circular of our opinion contained under "Certain Canadian Federal Income Tax Considerations" and references to our firm name and our opinion therein.

(signed) "Burnet, Duckworth & Palmer LLP"

Calgary, Canada
November 13, 2009

Consent of TD Securities Inc.

We have read the information circular and proxy statement (the "Information Circular") of Harvest Energy Trust (the "Trust") dated November 13, 2009 relating to the special meeting of Securityholders of the Trust to approve an arrangement under the Business Corporations Act (Alberta) involving the Trust, Harvest Operations Corp., North Atlantic Refining Limited, Harvest Breeze Trust No. 1, 1115638 Alberta Ltd., Harvest Breeze Trust No. 2, 1115650 Alberta Ltd., Calpine Natural Gas Trust, Viking Energy Royalty Trust, 1485300 Alberta Ltd., Valiant Trust Company, Korea National Oil Corporation, KNOC Canada Ltd., 1496965 Alberta Ltd. and Securityholders of the Trust. We consent to the inclusion in the Information Circular of our fairness opinion dated October 21, 2009 and references to our firm name and our fairness opinion in the Information Circular.

(signed) "TD Securities Inc."

Calgary, Canada
November 13, 2009

APPENDIX A

SPECIAL RESOLUTION

A-2

"BE IT RESOLVED THAT:

1.

the arrangement under Section 193 of the Business Corporations Act (Alberta) (the "Arrangement") substantially as set forth in the plan of arrangement (the "Plan of Arrangement") attached as Exhibit B to Appendix C to the Information Circular and Proxy Statement of Harvest Energy Trust dated November 13, 2009 (the "Information Circular") accompanying the notice of special meeting is hereby authorized, approved, ratified and confirmed;

2.

the arrangement agreement among Harvest Energy Trust, Harvest Operations Corp., Korea National Oil Corporation and KNOC Canada Ltd. dated effective October 21, 2009 (the "Arrangement Agreement"), a copy of which is attached as Appendix C to the Information Circular accompanying the notice of Special Meeting, with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 4 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby authorized, approved, ratified and confirmed;

3.

notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen's Bench of Alberta, the board of directors of Harvest Operations Corp. may, without further notice to or approval of the securityholders of Harvest Energy Trust, subject to the terms of the Arrangement, (i) amend or terminate the Arrangement Agreement or the Plan of Arrangement or (ii) revoke this resolution at any time prior to the filing of articles of arrangement giving effect to the Arrangement; and

4.

any director or officer of Harvest Operations Corp. is hereby authorized, for and on behalf of Harvest Energy Trust, to execute and deliver articles of arrangement and to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.

APPENDIX B

INTERIM ORDER

B-2

Action No. 0901-17142

IN THE COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A 2000, C. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING HARVEST ENERGY TRUST, HARVEST OPERATIONS CORP., NORTH ATLANTIC REFINING LIMITED, HARVEST BREEZE TRUST NO. 1, 1115638 ALBERTA LTD., HARVEST BREEZE TRUST NO. 2, 1115650 ALBERTA LTD., CALPINE NATURAL GAS TRUST, VIKING ENERGY ROYALTY TRUST, 1485300 ALBERTA LTD., VALIANT TRUST COMPANY, KOREA NATIONAL OIL CORPORATION, KNOC CANADA LTD., 1496965 ALBERTA LTD. AND SECURITYHOLDERS OF HARVEST ENERGY TRUST

BEFORE THE HONOURABLE	)	At the Calgary Courts Centre at Calgary, Alberta, on the 13th day of November, 2009.
JUSTICE B.E.C. ROMAINE	)
IN CHAMBERS	)

INTERIM ORDER

UPON the Petition (the "Petition") of Harvest Operations Corp. ("HOC") and Harvest Energy Trust (the "Trust");

AND UPON reading the Petition and the Affidavit of John E. Zahary, President and Chief Executive Officer of HOC, sworn November 13, 2009 (the "Affidavit") and the documents referred to therein;

AND UPON hearing counsel for HOC and the Trust and counsel for Korea National Oil Corporation ("KNOC"), KNOC Canada Ltd. (the "Purchaser") and 1496965 Alberta Ltd. ("TrusteeCo");

AND UPON noting that the Executive Director of the Alberta Securities Commission (the "Executive Director") has been given notice of this application as required by subsection 193(8) of the Business Corporations Act, R.S.A. 2000, c. 3-9, as amended (the "ABCA") and that the Executive Director neither consents to nor opposes this application;

B-3

FOR THE PURPOSES OF THIS ORDER:

(a)

the capitalized terms not defined in this Order shall have the meanings attributed to them in the Information Circular and Proxy Statement of the Trust (the "Circular"), a draft copy of which is attached as Exhibit A to the Affidavit; and

(b)

all references to "Arrangement" used herein mean the plan of arrangement as described in the Affidavit and in the form attached as Exhibit B to the Arrangement Agreement, a copy of which is attached as Appendix C to the Circular.

IT IS HEREBY ORDERED AND ADJUDGED THAT:

General

1.	The proposed course of action is an "Arrangement" within the definition of the ABCA and the Petitioners may proceed with the Arrangement, as described in the Affidavit.

2.

The Trust shall seek approval of the Arrangement by the holders ("Unitholders") of ordinary trust units of the Trust ("Trust Units"), the holders of trust unit rights of the Trust ("Trust Unit Rights") and the holders of unit awards of the Trust ("Unit Awards") (together, the "Securityholders") in the matter set forth below.

Meeting

3.

The Trust shall call and conduct a meeting (the "Meeting") of Securityholders on or about December 15, 2009. At the Meeting, Securityholders shall consider and vote upon the Special Resolution and such other business as may properly be brought before the Meeting or any adjournment thereof, all as more particularly described in the Circular.

4.

The quorum at the Meeting shall be two persons present in person or by proxy entitled to vote thereat and holding or representing at least 10% of the outstanding Trust Units entitled to be voted at such Meeting. If within 30 minutes of the appointed time of the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week if a Business Day and, if such day is a not a Business Day, the Meeting shall be adjourned to the next Business Day following one week after the day appointed for the Meeting at the same time and place, and if at such adjourned meeting a quorum is not present, the Securityholders present, if at least two, shall be a quorum for all purposes. No notice of the adjourned Meeting shall be required.

B-4

5.

The record date for determination of Securityholders entitled to receive notice of and to vote at the Meeting will be the close of business on November 9, 2009 (the "Record Date"). Only Securityholders whose names have been entered in the applicable register of Securityholders as at the Record Date will be entitled to receive notice of and to vote at the Meeting, provided that:

(a)	holders of Trust Units issued by the Trust after the Record Date and prior to the Meeting will be entitled to receive notice of and to vote at the Meeting; and

(b)	holders of Trust Unit Rights or Unit Awards that have been exercised, expired or otherwise terminated before the Meeting may not attend or vote at the Meeting.

Conduct of Meeting

6.	The Chairman of the Meeting shall be the Chairman of the Board of HOC or, failing him, any other officer or director of HOC, or failing them, any person to be chosen at the Meeting.

7.

The only persons entitled to attend and speak at the Meeting shall be Securityholders or their authorized representatives, the directors, officers and authorized representatives of each of HOC, KNOC and the Purchaser, the Trust's auditors and the Executive Director and such other persons who may receive the permission of the Chairman of the Meeting.

8.

The majority required to pass the Special Resolution shall be, subject to further order of the Court, not less than two-thirds of the aggregate votes cast, either in person or by proxy, at the Meeting by the Securityholders voting together as a single class.

9.

Each Unitholder will be entitled to one vote for each Trust Unit held and each Rightholder will be entitled to a number of votes equal to the number of whole Trust Units which the Rightholder is entitled to receive on the exercise of the Rights held by him, provided that such Rights have not been exercised prior to the Meeting.

10.	To be valid a proxy must be deposited with Valiant Trust Company in the manner and by the deadline described in the Circular.

11.	The accidental omission to give notice of the Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceedings taken at the Meeting.

B-5

Dissent Rights

12.

Registered Unitholders are, subject to the provisions of this Order and the Arrangement, accorded the right of dissent in accordance with Section 191 of the ABCA with respect to the Special Resolution.

13.	In order for a Registered Unitholder to exercise such right of dissent:

(a)

notwithstanding subsection 191(5) of the ABCA, the written objection to the Special Resolution referred to in subsection 191(5) of the ABCA is required to be sent to HOC and the Trust c/o Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: D.J. McDonald, Q.C., by 5:00 p.m. (Calgary time) on December 11, 2009 (or the Business Day that is two Business Days prior to the date of the Meeting if the Meeting is not held on December 15, 2009);

(b)	a Dissenting Unitholder shall not have voted his or her Trust Units at the Meeting, either by proxy or in person, in favour of the Special Resolution;

(c)	a Unitholder may not exercise the right of dissent in respect of only a portion of the holder's Trust Units, but may dissent only with respect to all of the holder's Trust Units; and

(d)	Dissenting Unitholders exercising such right of dissent must otherwise comply with the provisions of Section 191 of the ABCA, as modified by this Order.

14.	The fair value of the Trust Units shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the Securityholders.

15.

Subject to further order of this Honourable Court, the rights available to the Unitholders under the ABCA and the Arrangement to dissent from the Special Resolution shall constitute full and sufficient rights of dissent for the Unitholders with respect to the Special Resolution.

16.

Notice to the Unitholders of their right of dissent with respect to the Special Resolution and to receive, subject to the provisions of this Order and the Arrangement, the fair value of their Trust Units shall be given by including information with respect to this right in the Circular to be sent to Unitholders in accordance with paragraph 17 of this Order.

B-6

Notice to Securityholders

17.

The Circular, substantially in the form attached as Exhibit A to the Affidavit with amendments thereto as counsel for HOC and the Trust may determine necessary or desirable (provided such amendments are not inconsistent with the terms of this Order), shall be mailed by prepaid ordinary mail, at least 21 days prior to the date of the Meeting to Securityholders at the addresses for such holders recorded in the records of the Trust at the close of business on the Record Date, and to the directors of HOC and the auditors of the Trust. In calculating the 21-day period, the date of mailing shall be included and the date of the Meeting shall be excluded.

18.	The Circular as described above shall be provided to the Executive Director by prepaid ordinary mail or delivery at least 21 days prior to the Meeting.

19.

Delivery of the Circular in the manner directed by this Order shall be deemed to be good and sufficient service upon the Securityholders, the directors of HOC and auditors of the Trust and the Executive Director of:

(a)	this Order;

(b)	the Notice of Special Meeting of Securityholders; and

(c)	the Notice of Petition;

all in substantially the forms set forth in the Circular, together with instruments of proxy and such other material as HOC and the Trust may consider fit.

Final Application

20.

Subject to further Order of this Honourable Court and provided that the Securityholders have approved the Arrangement and the directors of HOC have not revoked that approval, HOC and the Trust may proceed with an application for approval of the Arrangement and the Final Order on December 16, 2009 at 1:30 p.m. or so soon thereafter as counsel may be heard at the Calgary Courts Centre, Calgary, Alberta. Subject to the Final Order, and to the issuance of the Proof of Filing of Articles of Arrangement, all Securityholders, HOC, the Trust, North Atlantic Refining Limited, Harvest Breeze Trust No. 1, 1115638 Alberta Ltd., Harvest Breeze Trust No. 2, 1115650 Alberta Ltd., Calpine Natural Gas Trust, Viking Energy Royalty Trust, 1485300 Alberta Ltd., Valiant Trust Company, KNOC, the Purchaser, TrusteeCo and all other persons will be bound by the Arrangement in accordance with its terms.

B-7

21.

Any Securityholder or any other interested party (collectively, an "Interested Party") desiring to appear and make submissions at the application for the Final Order is required to file with this Honourable Court and serve, upon HOC and the Trust, on or before 5:00 p.m. (Calgary time) on December 11, 2009, a Notice of Intention to Appear including the Interested Party's address for service in Alberta, and indicating whether such Interested Party intends to support or oppose the application or make submissions at the application, together with a summary of the position such Interested Party intends to advocate before this Honourable Court and any evidence or materials which the Interested Party intends to present to the Honourable Court. Service of this notice on HOC and the Trust shall be effected by service upon the solicitors for HOC and the Trust, Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: D.J. McDonald, Q.C.

22.

In the event that the application for the Final Order is adjourned, only those parties appearing before this Honourable Court for the application for the Final Order, and those Interested Parties serving a Notice of Intention to Appear in accordance with paragraph 21 of this Order, shall have notice of the adjourned date.

Leave to Vary Interim Order

23.	HOC and the Trust are entitled at any time to seek leave to vary this Interim Order upon such terms and the giving of such notice as this Honourable Court may direct.

(signed) "Justice B.E.C. Romaine"
J.C.Q.B.A.

ENTERED at Calgary, Alberta this 13th day of
November, 2009.

(signed) "K. McAusland"
C.C.Q.B.A.

B-8
Action No. 0901-17142

IN THE COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A 2000, C. B-9, AS AMENDED
AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING HARVEST ENERGY TRUST, HARVEST OPERATIONS CORP., NORTH ATLANTIC REFINING LIMITED, HARVEST BREEZE TRUST NO. 1, 1115638 ALBERTA LTD., HARVEST BREEZE TRUST NO. 2, 1115650 ALBERTA LTD., CALPINE NATURAL GAS TRUST, VIKING ENERGY ROYALTY TRUST, 1485300 ALBERTA LTD., VALIANT TRUST COMPANY, KOREA NATIONAL OIL CORPORATION, KNOC CANADA LTD., 1496965 ALBERTA LTD. AND SECURITYHOLDERS OF HARVEST ENERGY TRUST

INTERIM ORDER

Burnet, Duckworth & Palmer LLP
Barristers and Solicitors
1400, 350-7th Avenue SW
Calgary, Alberta
Canada T2P 3N9

Attention:	D.J. McDonald, Q.C.
Phone:	(403) 260-5724
Fax:	(403) 260-0332
File No.:	57686-59

APPENDIX C

ARRANGEMENT AGREEMENT

ARRANGEMENT AGREEMENT

among

KOREA NATIONAL OIL CORPORATION

and

KNOC CANADA LTD.

and

HARVEST ENERGY TRUST

and

HARVEST OPERATIONS CORP.

Effective as of October 21, 2009

TABLE OF CONTENTS
ARTICLE 1 INTERPRETATION		1
1.1	Definitions	1
1.2	Interpretation Not Affected by Headings, etc	9
1.3	Number, etc.	9
1.4	Date for Any Action	9
1.5	Entire Agreement	9
1.6	Currency	9
1.7	Accounting Matters	10
1.8	Disclosure in Writing	10
1.9	Interpretation Not Affected by Party Drafting	10
1.10	Knowledge	10
1.11	Exhibits and Schedules	10
ARTICLE 2 THE ARRANGEMENT		10
2.1	Plan of Arrangement	10
2.2	Interim Order	10
2.3	Final Order	11
2.4	Court Proceedings	11
2.5	Plan of Arrangement and Effective Date	12
2.6	Alternative Transaction Structure	12
2.7	Pre-Acquisition Reorganizations	13
2.8	Support Agreements	13
2.9	Performance of Purchaser's Obligations	13
2.10	Employee Matters	13
2.11	Rights	13
ARTICLE 3 COVENANTS		14
3.1	Covenants of the Purchaser	14
3.2	Covenants of Harvest	15
3.3	Mutual Covenants Regarding the Arrangement	19
3.4	Harvest Covenants Regarding Non-Solicitation	20
3.5	Provision of Information; Access	23
ARTICLE 4 REPRESENTATIONS AND WARRANTIES		23
4.1	Representations and Warranties of KNOC	23
4.2	Representations and Warranties of Harvest	24
4.3	Privacy Issues	33
ARTICLE 5 CONDITIONS PRECEDENT		34
5.1	Mutual Conditions Precedent	34
5.2	Additional Conditions to Obligations of Purchaser	35
5.3	Additional Conditions to Obligations of Harvest	36
5.4	Notice and Cure Provisions	36
5.5	Satisfaction of Conditions	37
ARTICLE 6 AGREEMENT AS TO DAMAGES, EXPENSES AND OTHER ARRANGEMENTS		37
6.1	Purchaser Damages	37
ARTICLE 7 AMENDMENT		38
7.1	Amendment of Agreement	38
7.2	Amendment of Plan of Arrangement	38
ARTICLE 8 TERMINATION		39
8.1	Termination	39
ARTICLE 9 NOTICES		39
9.1	Notices	39

ARTICLE 10 GENERAL		40
10.1	Binding Effect	40
10.2	Assignment	40
10.3	Disclosure	40
10.4	Costs	41
10.5	Severability	41
10.6	Further Assurances	41
10.7	Effectiveness	41
10.8	Time of Essence	41
10.9	Governing Law	41
10.10	Waiver	41
10.11	Third Party Beneficiaries	41
10.12	Counterparts	42
10.13	Obligations	42

EXHIBIT A – FORM OF SPECIAL RESOLUTION

EXHIBIT B – PLAN OF ARRANGEMENT

AMENDED AND RESTATED ARRANGEMENT AGREEMENT

THIS AGREEMENTis made effective as of October 21, 2009,

AMONG:

KOREA NATIONAL OIL CORPORATION, a body corporate existing under the laws of the Republic of Korea (hereinafter referred to as “KNOC”)

- and -

KNOC CANADA LTD., a corporation existing under the laws of the Province of Alberta (hereinafter referred to as the “Purchaser”)

- and -

HARVEST ENERGY TRUST, a trust created under the laws of the Province of Alberta (hereinafter referred to as “Harvest”)

- and -

HARVEST OPERATIONS CORP., a corporation existing under the laws of the Province of Alberta (hereinafter referred to as “HOC”)

WHEREAS:

A.

The Parties desire to enter into this Agreement to implement the business combination of the Purchaser and Harvest;

B.

The Parties intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the ABCA; and

C.

The Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement.

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1

Definitions

In this Agreement (including the recitals hereto), unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:

“ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

“Acquisition Proposal” means, other than the Arrangement, a proposal or offer, whether or not subject to a due diligence condition, whether or not in writing, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the assets of Harvest or any material Harvest Subsidiary or to acquire in any manner, directly or indirectly, beneficial ownership or control or direction over more than 20% of the outstanding Trust Units of Harvest whether by an arrangement, amalgamation, merger, consolidation or other business combination, by means of a sale of Trust Units or shares of capital stock, sale of assets, tender offer or exchange offer or similar transaction involving Harvest or any Harvest Subsidiary, including without limitation any single or multi-step transaction or series of related transactions which is structured to permit such third party to acquire beneficial ownership of all or a material portion of the assets of Harvest or any Harvest Subsidiary or to acquire in any manner, directly or indirectly, more than 20% of the outstanding voting trust units of Harvest;

“affiliate” shall have the meaning ascribed thereto in section 1.2 of National Instrument 45-106 – Prospectus and Registration Exemptions, as in effect on the date hereof;

“Agreement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this arrangement agreement (including the exhibits hereto) as supplemented, modified or amended from time to time in accordance with the terms hereof, and not to any particular article, section, schedule or other portion hereof;

“Applicable Laws”, in the context that refers to one or more persons, means any domestic or foreign, federal, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority, and any terms and conditions of any grant of approval, permission, authority or license of any Governmental Authority, that is binding upon or applicable to such person or persons or its or their business, undertaking, property or securities and emanate from a person having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

“Arrangement” means the arrangement involving KNOC, the Purchaser, Harvest, HOC, North Atlantic Refining Limited, Harvest Breeze Trust No. 1, 1115638 Alberta Ltd., Harvest Breeze Trust No. 2, 1115650 Alberta Ltd., Calpine Natural Gas Trust, Viking Energy Royalty Trust, 1485300 Alberta Ltd., Valiant Trust Company, 1496965 Alberta Ltd. and the Securityholders pursuant to Section 193 of the ABCA on the terms and subject to the conditions set forth herein and in the Plan of Arrangement;

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement;

“Board” means the board of directors of HOC as it may be comprised from time to time;

“Business Day” means any day other than a Saturday, a Sunday and a statutory holiday in Calgary, Alberta;

“Canadian Securities Laws”, in the context that refers to one or more persons, means, collectively, and as the context may require, the securities legislation of each of the provinces and territories of Canada, and the rules, regulations and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date that apply to such person or persons or its or their business, undertaking, property or securities and emanate from a person having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

“Competition Act Approval” means either:

(a)	the issue of an advance ruling certificate under section 102 of the Competition Act (Canada), provided that such advance ruling certificate has not been rescinded prior to the Effective Date; or

(b)

(i) the expiry or termination of the waiting period under section 123 of the Competition Act (Canada), or waiver by the Commissioner of Competition of the notification requirement pursuant to section 113(c) of that Act, and (ii) the Commissioner of Competition advising KNOC and the Purchaser, in writing, on terms satisfactory to KNOC and the Purchaser, that she has no intention to file an application under Part VIII of the Competition Act (Canada), in connection with the transactions contemplated by this Agreement and such advice has not been rescinded prior to the Effective Date;

“Confidentiality Agreement” means, collectively, the confidentiality agreements dated August 12, 2009 and August 26, 2009 between Harvest and KNOC;

“Convertible Debentures” means the outstanding convertible debentures of Harvest;

“Court” means the Court of Queen's Bench of Alberta;

“Disclosure Letter” means the disclosure letter dated the date hereof from Harvest to the Purchaser;

“Dissent Rights” means the rights of dissent granted in favour of Unitholders in respect of the Arrangement as contemplated by the Plan of Arrangement and to be provided for under the Interim Order;

“Documents of Title” means, (i) the Leases; (ii) all agreements relating to the ownership or operation of the Properties entered into in the normal course of business, including: operating procedures; unit agreements and unit operating agreements; agreements for the construction, ownership and operation of gas plants, pipelines, gas gathering systems and similar facilities; pooling agreements, royalty agreements, farmin agreements, farmout agreements and participation agreements; trust agreements; agreements respecting the gathering, measurement, processing, compression or transportation of Petroleum Substances; seismic data; licensing agreements; well operating contracts; and surface leases, pipeline easements, road use agreements and other contracts granting the Surface Rights; and (iii) all permits, licenses and approvals issued or granted by any Governmental Authority pertaining to the ownership or operation of the Properties or the gathering, processing, treatment, storage, measurement, transportation or sale of the production of Petroleum Substances from the Properties;

“Encumbrance” includes, without limitation, any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest in property, option, right of first refusal or offer, adverse claim, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

“Effective Date” has the meaning ascribed thereto in Section 2.5;

“Effective Time” means the time when the Arrangement becomes effective pursuant to the ABCA and the Final Order;

“Environmental Laws” means all federal, provincial, municipal and local statutes, regulations, by-laws, permits, licences, regulations, orders, guidelines, bulletins and directives of any Governmental Authority, and any requirements or obligations arising under the common law, now in effect in Canada that relate to the protection and preservation of the environment, the handling and disposal of waste, the transportation of dangerous goods and occupational health and safety;

“Exercise Price” means the Canadian dollar price at which a Trust Unit Right may be exercised;

“Fairness Opinion” means the opinion of TD Securities Inc. relating to the Arrangement;

“Final Order” means the order of the Court approving the Arrangement to be applied for by HOC and Harvest following the Special Meeting and to be granted pursuant to Subsection 193(9) of the ABCA in respect of, inter alia, the Securityholders and the Parties, as such order may be affirmed, amended or modified by the Court (with the consent of the Parties, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that such amendment is acceptable to the Parties, each acting reasonably) on appeal;

“GAAP” has the meaning ascribed thereto in Section 1.7;

“Governmental Authority” means:

(a)

any multinational, federal, national, provincial, state, regional, municipal, local or other government or any governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry or agency, domestic or foreign;

(b)	any subdivision, agent, commission, board or authority of any of the foregoing;

(c)	any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; and

(d)	any stock exchange;

“Harvest Subsidiaries” mean HOC, Redearth Partnership, Harvest Breeze Trust No. 1, Harvest Breeze Trust No. 2, Breeze Resource Partnership, Hay River Partnership, Harvest Refining General Partnership, North Atlantic Refining Limited, Viking Energy Royalty Trust and North Atlantic Refining Limited Partnership;

“Harvest Trust Indenture” means the Fifth Amended and Restated Trust Indenture dated as of May 20, 2008 between the Valiant Trust Company, as trustee, and HOC;

“Harvest Year End Bonus Arrangements” has the meaning set forth in Section 2.09;

“Hazardous Substances” means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Laws;

“HOC” means Harvest Operations Corp., a corporation existing under the laws of the Province of Alberta;

“Information Circular” means the information circular and proxy statement of Harvest to be sent by Harvest to Securityholders in connection with the Special Meeting;

“Interim Order” means the interim order of the Court concerning the Arrangement under Subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the holding of the Special Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“Investment Canada Approval” means the receipt by KNOC and the Purchaser of a notice that the Minister responsible for the administration of the Investment Canada Act (Canada) is satisfied that the transactions contemplated by this Agreement are “likely to be of net benefit to Canada” pursuant to Part IV of the Investment Canada Act (Canada), provided that such notice is on terms and conditions satisfactory to KNOC and the Purchaser in their sole discretion, acting reasonably;

“Lands” means the lands as described in a schedule provided to the Purchaser and, except as otherwise expressly noted in that schedule, includes the Petroleum Substances within, upon or under those lands, together with the right to explore for and recover the Petroleum Substances, to the extent those rights are granted by the Leases;

“Leases” means, collectively, the various leases, reservations, permits, licences, certificates and other documents of title by virtue of which the holder is entitled to explore for, drill for, recover, remove or dispose of Petroleum Substances forming part of the Lands, being the leases, reservations, permits, licences and other documents of title as described in a schedule provided to the Purchaser;

“Material Adverse Change” means any change (or any condition, event or development involving a prospective change) in the business, operations, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights, liabilities, prospects or privileges, whether contractual or otherwise, of Harvest or any of its subsidiaries which is, or could reasonably be expected to be, materially adverse to the business of Harvest and its subsidiaries considered as a whole other than a change: (i) which has prior to the date hereof been publicly disclosed in the Public Record or otherwise disclosed in the Disclosure Letter; (ii) resulting from conditions affecting the oil and gas industry as a whole; (iii) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere; or (iv) resulting from changes in the market price of crude oil or natural gas;

“Miscellaneous Interests” means all right, title, estate and interest of Harvest and the Harvest Subsidiaries in all property, assets and rights, other than the Petroleum and Natural Gas Rights, the Surface Rights or the Tangibles, pertaining to either the Petroleum and Natural Gas Rights, the Surface Rights or the Tangibles, including the interests to which Harvest and the Harvest Subsidiaries are entitled at the Effective Date in:

(a)	all contracts and agreements relating to the Petroleum and Natural Gas Rights, the Leases, the Lands, the Surface Rights or the Tangibles, or any rights in relation to them;

(b)	all well, pipeline and other permits, licences and authorizations relating to the Petroleum and Natural Gas Rights or the Tangibles;

(c)	all Petroleum Substances produced from the Lands except those that are beyond the wellhead at the Effective Time;

(d)	all Wells including the wellbores thereof; and

(e)	all books, records, documents and geological, engineering and production data relating to the Properties;

“Misrepresentation”, “Material Change” and “Material Fact” shall have the meanings ascribed thereto under the applicable Canadian Securities Laws; “distribution” means “distribution” or “distribution to the public”, as the case may be, as defined under the applicable Canadian Securities Laws; and “distribute” has a corresponding meaning;

“Mutual Releases ” has the meaning ascribed thereto in Section 3.2(h);

“Officer Obligations” means the obligations of Harvest or any of its subsidiaries to its officers for severance or termination payments in connection with a termination of employment or change of control of Harvest pursuant to any written agreements, in each case as listed in the Disclosure Letter;

“Other Party” means: (i) with respect to KNOC or the Purchaser, Harvest and HOC; and (ii) with respect to Harvest and HOC, KNOC and the Purchaser;

“Outside Date” means January 29, 2010, or such later date as may be determined in accordance with Section 2.5 of this Agreement;

“Parties” means, collectively, the parties to this Agreement, and “Party” means any one of them, or where implied by the context, means KNOC and the Purchaser, on the one hand, or Harvest and HOC, on the other hand, as applicable;

“Permits” means permits, licences, certificates, orders, grants, approvals and other authorizations of or from any Governmental Authority;

“Permitted Encumbrances” means:

(a)	the terms and conditions of the Documents of Title, including the following:

(i)	any existing potential alteration of the Petroleum and Natural Gas Rights because of a payout conversion or farm-in, farm-out or other such agreement, and

(ii)	any penalty or forfeiture that applies to the Petroleum and Natural Gas Rights at the date hereof because of Harvest's election not to participate in a particular operation;

(b)

easements, rights of way, servitudes or other similar rights, including, without limitation, rights of way for highways, railways, sewers, drains, gas or oil pipelines, gas or water mains, electric light, power, telephone or cable television towers, poles, and wires;

(c)

the regulations and any rights reserved to or vested in any municipality or governmental, statutory or public authority to levy taxes or to control or regulate any of Harvest's assets in any manner, including, without limitation, the right to control or regulate production rates and the conduct of operations;

(d)	statutory exceptions to title and the reservations, limitations and conditions in any grants or transfers from the Crown of any of the Lands or interests therein;

(e)

undetermined or inchoate liens incurred or created in the ordinary course of business as security for Harvest's share of the costs and expenses of the development or operation of any of its assets, which costs and expenses are not delinquent as of the Effective Time;

(f)	undetermined or inchoate mechanics' liens and similar liens for which payment for services rendered or goods supplied is not delinquent as of the Effective Time;

(g)	liens granted in the ordinary course of business to a public entity, municipality or Governmental Authority respecting operations pertaining to any of Harvest's assets; and

(h)	security in respect of bank indebtedness;

“person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

“Petroleum and Natural Gas Rights” means the entire right, title, estate and interest of Harvest and the Harvest Subsidiaries in and to:

(a)

rights (whether fee simple interests, leasehold interests or other interests) to drill for and produce, save and market Petroleum Substances from the Lands, and to the Leases to the extent they apply to the Lands;

(b)

royalties, net profits interests and similar interests entitling the holder thereof to a share of the Petroleum Substances produced from the Lands or lands pooled or unitized therewith or to a payment calculated by reference to the quantity of such production, the proceeds from the sale thereof or the profits therefrom; and

(c)	rights to acquire the foregoing;

“Petroleum Substances” means petroleum, natural gas and all related hydrocarbons, whether gaseous, liquid or solid, and any and all other substances that may be produced in association with them, whether hydrocarbons or not;

“Plan of Arrangement” means the plan of arrangement substantially in the form set out in Exhibit B hereto, as amended or supplemented from time to time in accordance with the terms thereof and hereof;

“Properties” means the Petroleum and Natural Gas Rights, the Tangibles, the Surface Rights and the Miscellaneous Interests;

“Public Record” means all information filed by or on behalf of Harvest with the applicable Securities Authorities on SEDAR and any other information filed with any applicable Securities Authorities on SEDAR in compliance, or intended compliance, with any applicable Canadian Securities Laws;

“Purchaser Damages Event” has the meaning ascribed thereto in Section 6.1;

“Purchaser Information” means the information to be included in the Information Circular describing the Purchaser and its business, operations and affairs (if applicable);

“Purchaser Termination Fee” has the meaning ascribed thereto in Section 6.1;

“Registrar” means the Registrar of Corporations or a Deputy Registrar of Corporations appointed under Section 263 of the ABCA;

“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of a Governmental Authority required in connection with execution, delivery or performance of this Agreement or the consummation of the transactions contemplated by this Agreement;

“Required Approvals” means the Competition Act Approval and Investment Canada Approval;

“Rights” means, collectively, the Trust Unit Rights and the Unit Awards;

“Rightholders” means holders of Rights;

“Securities” means the Trust Units and the Rights;

“Securities Authorities” means the securities commissions or similar securities regulatory authorities in each of the Provinces of Canada;

“Securities Laws” means Canadian Securities Laws and U.S. Securities Laws; “Securityholders” means the Unitholders and the Rightholders; “SEDAR” means the system for electronic document analysis and retrieval;

“Special Meeting” means the special meeting of Securityholders to be held to consider the Special Resolution and related matters, and any adjournment(s) thereof;

“Special Resolution” means the special resolution of Unitholders and Rightholders in respect of the Arrangement, to be considered at the Special Meeting, substantially in the form attached hereto as Exhibit “A”;

“subsidiary” has the meaning ascribed thereto in Section 1.2 of National Instrument 45-106 – Prospectus and Registration Exemptions, as in effect on the date hereof;

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal from a person (other than the Purchaser):

(a)	that is reasonably capable of being completed without undue delay, taking into account, all financial, legal, regulatory and other aspects of such proposal and the person making such proposal,

(b)

that is not subject to any financing condition and in respect of which adequate arrangements have been made to ensure that the required funds will be available to effect payment in full for all of the Trust Units,

(c)

in respect of which the aggregate consideration payable for all of the issued and outstanding Trust Units pursuant to such Acquisition Proposal, if consummated in accordance with its terms, is in each case, greater than the consideration contemplated for such Trust Units by this Agreement (including after taking into account any modifications to this Agreement proposed by the Purchaser as contemplated by Section 3.4(d)),

(d)	that did not result from or involve a breach of Section 3.4 of this Agreement,

(e)	that is not subject to any due diligence condition, and

(f)

in respect of which the Board determined in good faith (after the receipt of advice from their legal counsel with respect to (i) and their financial advisors with respect to (ii)) that: (i) failure to recommend such Acquisition Proposal to Securityholders would be contrary to their fiduciary duties, and (ii) such Acquisition Proposal, taking into account all of the terms and conditions thereof, if consummated in accordance with its terms (but not assuming away any risk of non-completion), would result in a transaction more favourable to Securityholders from a financial point of view than the transactions contemplated by this Agreement (including in each case after taking into account any modifications to this Agreement proposed by the Purchaser as contemplated by Section 3.4(d));

“Support Agreement” means a support agreement between the Purchaser and a director or officer of HOC, in a form satisfactory to the Purchaser, acting reasonably, pursuant to which such director or officer covenants and agrees, inter alia, to vote all Securities beneficially owned by them or over which they exercise control or direction in favour of the Special Resolution at the Special Meeting;

“Surface Rights” means all rights of Harvest and its subsidiaries to enter upon, use or occupy the surface of lands (including the Lands) which are used or held for use in connection with the Petroleum and Natural Gas Rights or the Tangibles, including fee simple title and all rights to enter upon, use and occupy the surface of lands on which the Tangibles and the Wells are located or any lands with which the same have been pooled or unitized and rights to use the surface of lands to gain access thereto;

“Swaps” means any transaction which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, forward sale, exchange traded futures contract or any other similar transaction (including any option with respect to any of these transactions or any combination of these transactions);

“Tangibles” means all right, title, estate and interest of Harvest and its subsidiaries in any and all tangible depreciable property or assets located within, on or about the Lands or governed under an agreement for operation of the Lands or any lands that are pooled or unitized therewith, that are used or useful in connection with production, gathering, treatment, storage, compression, processing, transportation, injection, removal or other operations relating to the Petroleum and Natural Gas Rights, and includes all tangible depreciable property and assets that form part of or are used in connection with them (including pipelines that have been abandoned but not removed);

“Tax” or “Taxes” shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, provincial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), capital, payroll and employee withholding taxes, labour taxes, employment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, value added taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, insurance taxes, environmental taxes, transfer taxes, workers' compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Harvest or any of its subsidiaries is required to pay, withhold or collect;

“Tax Returns” shall mean all information returns, reports, estimates, declarations of estimated tax, elections, designations, statements, schedules and returns relating to, or required to be filed in connection with, any Taxes;

“Third Party Beneficiaries” shall have the meaning ascribed thereto in Section 10.11;

“Trust Units” means the ordinary trust units of Harvest;

“Trust Unit Incentive Plans” means, collectively, the Trust Unit Rights Incentive Plan and the Unit Award Incentive Plan;

“Trust Unit Rights” means the rights issued by Harvest under the Trust Unit Rights Incentive Plan; “Trust Unit Rights Incentive Plan” means the trust unit rights incentive plan of Harvest; “Unit Award Incentive Plan” means the unit award incentive plan of Harvest; “Unit Awards” means unit awards issued by Harvest under the Unit Award Incentive Plan; “Unitholders” means the holders from time to time of Trust Units;

“United States” means the United States of America;

“U.S. Securities Laws” means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time; and

“Wells” means all producing, shut-in, water source, observation, disposal, injection, abandoned, suspended and other wells located on the Lands or directly relating to the operation of the Lands.

1.2

Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, Sections and Subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement (including the exhibit attached hereto) and not to any particular article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3

Number, etc.

Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa.

1.4

Date for Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action is required to be taken on the next succeeding day which is a Business Day.

1.5

Entire Agreement

This Agreement and the Confidentiality Agreement, together with the agreements and documents herein and therein referred to, constitute the entire agreement among the Parties (and their affiliates (as the case may be)) pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof.

1.6

Currency

All references to “$” or sums of money that are referred to in this Agreement are expressed in lawful money of Canada, unless specified otherwise.

1.7

Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles (“GAAP”) and all determinations of an accounting nature are required to be made shall be made in a manner consistent with GAAP.

1.8

Disclosure in Writing

Reference to disclosure in writing herein shall, in the case of disclosure to the Purchaser, be references exclusively to the Disclosure Letter, or in the case of disclosure to Harvest, include disclosure to Harvest or its representatives.

1.9

Interpretation Not Affected by Party Drafting

The Parties acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable in the interpretation of this Agreement.

1.10

Knowledge

Where in this Agreement a representation or warranty is made on the basis of the knowledge or awareness of Harvest, such knowledge or awareness consists only of the actual knowledge or awareness, as of the date of this Agreement, of the senior executive officers of HOC, after making all reasonable inquiries of Harvest, but does not include the knowledge or awareness of any other individual or any constructive, implied or imputed knowledge.

1.11

Exhibits and Schedules

Exhibit “A” (Form of Special Resolution) and Exhibit “B” (Plan of Arrangement) attached hereto are incorporated into and form an integral part of this Agreement.

ARTICLE 2
THE ARRANGEMENT

2.1

Plan of Arrangement

The Parties agree to carry out the Arrangement pursuant to which (among other things):

(i)	Unitholders shall receive $10.00 cash for each Trust Unit held;

(ii)

Rightholders holding Trust Unit Rights at the Effective Time shall receive, in respect of each such Trust Unit Right, cash equal to the greater of $0.01 and the amount, if any, by which $10.00 exceeds the Exercise Price thereof; and

(iii)	Rightholders holding Unit Awards at the Effective Time shall receive, in respect of each such Unit Award, cash equal to $10.00 for each Trust Unit issuable on the exercise of such Unit Award,

all as more particularly described in the Plan of Arrangement attached as Exhibit “B” hereto.

2.2

Interim Order

Harvest agrees that, as soon as reasonably practicable after the date hereof but in any event prior to November 30, 2009, Harvest shall apply in a manner reasonably acceptable to the Purchaser pursuant to Section 193 of the ABCA and, in cooperation with the Purchaser, prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(a)

for the calling and the holding of the Special Meeting, including the record date for determining the persons to whom notice of the Special Meeting is to be provided and for determining the persons entitled to vote at the Special Meeting;

(b)	that the securities of Harvest for which holders as at the record date established for the Special Meeting shall be entitled to vote on the Special Resolution shall be the Trust Units and Rights;

(c)	that all Securityholders as at the record dates established for the Special Meeting shall be entitled to vote on the Special Resolution as follows:

(i)	each Unitholder will be entitled to one vote for each Trust Unit held by them; and

(ii)

each Rightholder will be entitled to a number of votes equal to the number of whole Trust Units that the Rightholder is entitled to receive on the exercise of the Rights held by them (provided that such Rights have not been exercised prior to the Special Meeting);

(d)

that the requisite level of approval for the Special Resolution shall be at least two-thirds of the votes cast on the Special Resolution by those Unitholders and Rightholders present in person or represented by proxy and entitled to vote at the Special Meeting, voting together as a single class;

(e)	that, in all other respects, the terms, restrictions and conditions of the Harvest Trust Indenture, including quorum requirements and all other matters, shall apply in respect of the Special Meeting;

(f)	for the grant of the Dissent Rights;

(g)	for the notice requirements with respect to the application to the Court for the Final Order; and

(h)	that the Special Meeting may be adjourned or postponed from time to time by Harvest with the consent of the Purchaser without the need for additional approval of the Court.

2.3

Final Order

If the Interim Order is obtained and the Special Resolution is passed at the Special Meeting as provided for in the Interim Order and as required by Applicable Law, and subject to the terms of this Agreement, HOC and Harvest shall as soon as practicable thereafter but in any event not later than three Business Days thereafter, take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order. Prior to the Effective Date, HOC shall file with the Registrar, if necessary, a certified copy of the Final Order and such other records and documentation as the Registrar may require in respect of the Arrangement.

2.4

Court Proceedings

The Parties shall cooperate in seeking the Interim Order and the Final Order, including by the KNOC providing to Harvest on a timely basis any information required to be supplied by KNOC concerning itself in connection therewith. HOC and Harvest shall provide legal counsel to KNOC and the Purchaser with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and shall give reasonable consideration to all such comments. HOC and Harvest shall also provide legal counsel to the Purchaser on a timely basis with copies of any notice of appearance and evidence served on Harvest or its legal counsel in respect of the application for the Final Order or any appeal therefrom. Subject to Applicable Laws, HOC and Harvest shall not file any material with the Court in connection with the Arrangement or serve any such material, and shall not agree to modify or amend materials so filed or served, except with KNOC's prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing herein shall require KNOC to agree or consent to any increase in the purchase price to be received by Securityholders or other modification or amendment to such filed or served materials that expands or increases the obligations of KNOC or the Purchaser, or diminishes or limits the rights of KNOC or the Purchaser, set forth in any such filed or served materials or under this Agreement.

2.5

Plan of Arrangement and Effective Date

The Plan of Arrangement shall be substantially in the form attached to this Agreement as Exhibit “B”, as it may be amended at the reasonable request of KNOC to include such terms and conditions as may be determined by KNOC, acting reasonably, to be necessary or desirable provided that no such term or condition (i) shall be prejudicial to Harvest or the Securityholders to be bound by the Plan of Arrangement or be inconsistent with the provisions of this Agreement or (ii) creates a reasonable risk of delaying, impairing or impeding in any material respect the receipt of any Required Approval, or the satisfaction of any condition set forth in Article 5 hereof. Subject to the Interim Order, the Final Order and any Applicable Law, HOC and Harvest agree to amend the Plan of Arrangement at any time prior to the Effective Time in accordance with Section 7.2 of this Agreement to add, remove or amend any steps or terms in a manner determined to be necessary or desirable by KNOC, acting reasonably, provided that the Plan of Arrangement shall not be amended in any manner which is (i) prejudicial to the Securityholders or other persons to be bound by the Plan of Arrangement or is inconsistent with the provisions of this Agreement or (ii) creates, in the view of HOC and Harvest acting reasonably, a reasonable risk of delaying, impairing or impeding in any material respect the receipt of any Required Approval or the satisfaction of any condition set forth in Article 5 hereof.

On the fifth Business Day after the last of the conditions set forth in Section 5.1(d), Section 5.1(f) and Section 5.2(d) has been satisfied or, where not prohibited, waived by the applicable Party or Parties in whose favour the condition is (provided, that on the fifth Business Day after such conditions have been satisfied or waived each of the other conditions set forth in Article 5 have also been satisfied or, where not prohibited, waived by the applicable Party or Parties in whose favour the condition is), unless another time or date is agreed to in writing by the Parties, the Parties will complete the Arrangement (the “Effective Date”) and the Arrangement shall become effective at the Effective Time whereupon the steps comprising the Plan of Arrangement will be deemed to occur in the order, at the times, and in the manner set forth therein. The closing of the transactions contemplated hereby will take place at the offices of counsel to HOC and Harvest or at such other location as may be agreed upon by the Parties.

The Parties shall use their commercially reasonable efforts to cause the Effective Date to occur on or about December 22, 2009 or as soon thereafter as reasonably practicable and in any event by the Outside Date. The Parties may agree in writing to change the initial Outside Date from January 29, 2010 to a later date, provided that if the Effective Date has not occurred by the Outside Date as a result of the failure to obtain all of the Required Approvals, then either Party may from time to time elect in writing to extend the Outside Date by a specified period of not less than five Business Days, provided that the Party so electing is then in compliance in all material respects with its obligations under this Agreement, the aggregate extensions made by all Parties under this Section 2.5 shall not exceed two months, and provided further that the Outside Date may only be extended if the Party so extending the Outside Date reasonably believes that all of the Required Approvals are capable of being obtained prior to the Outside Date, as it may be so extended.

2.6

Alternative Transaction Structure

At the request of KNOC and at its expense, HOC and Harvest shall use their commercially reasonable efforts to assist KNOC and the Purchaser to successfully implement and complete any alternative transaction structure (including, for greater certainty, a take-over bid) whereby KNOC or the Purchaser (or any of their affiliates) would effectively acquire all the Securities for the consideration and otherwise on economic terms and other terms and conditions having consequences to the Securityholders (as applicable) that, in the view of HOC and Harvest, acting reasonably, are equivalent to or better than those contemplated by the Arrangement and that does not have materially negative financial, tax or legal consequences for Harvest and the Securityholders (as applicable). KNOC shall give written notice to HOC and Harvest of any proposed alternative transaction structure in reasonable detail and in sufficient time to implement the alternative transaction before the Outside Date. HOC and Harvest shall in no event be obligated to assist in or agree to any such alternative transaction structure that would result in the alternative transaction being completed after the Outside Date. In the event that the transaction structure is modified, the relevant provisions of this Agreement shall be modified as necessary in order that they shall apply with full force and effect, mutatis mutandis, but with the adjustments necessary to reflect the revised transaction structure, and the Parties shall execute and deliver an agreement in writing giving effect to and evidencing such amendments as may be reasonably required as a result of such modifications. The Purchaser agrees to promptly upon notice indemnify and hold Harvest harmless from and against any cost, liability, damages or expense (including in respect of Taxes) incurred, realized or suffered at any time (for greater certainty, before, at or at any time after the Effective Time or effective time of any alternative transaction structure) in respect of any alternative transaction structure, whether or not this Agreement is terminated.

2.7

Pre-Acquisition Reorganizations

HOC and Harvest agree that, upon request by KNOC, HOC and Harvest shall, and shall cause each of Harvest's subsidiaries to, at the expense of KNOC, use its commercially reasonable efforts to (i) effect such reorganizations of its corporate structure, capital structure, business, operations and assets as KNOC may request, acting reasonably (each a “Pre-Acquisition Reorganization”) and (ii) cooperate with KNOC and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken. KNOC acknowledges and agrees that the Pre-Acquisition Reorganizations shall not (A) delay or prevent consummation of the Arrangement and the transactions contemplated herein or have any adverse effect on Securityholders (as applicable) including with respect to tax consequences, or (B) be considered in determining whether a representation or warranty of HOC or Harvest hereunder has been breached. KNOC shall provide written notice to Harvest of any proposed Pre-Acquisition Reorganization in sufficient time to implement such Pre-Acquisition Reorganization before the Outside Date. Upon receipt of such notice, the Parties shall, at the expense of KNOC, work cooperatively and use commercially reasonable efforts to prepare prior to the Outside Date all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganizations. The completion of any such Pre-Acquisition Reorganizations shall be subject to the satisfaction or waiver by the Purchaser of the conditions to the Arrangement set forth herein and the Parties shall seek to have any such Pre-Acquisition Reorganization made effective immediately prior to the Effective Time.

2.8

Support Agreements

Harvest shall, concurrent with the execution and delivery to the Purchaser of this Agreement, deliver to the Purchaser a duly executed Support Agreement from each director of HOC.

2.9

Performance of Purchaser's Obligations

KNOC hereby covenants and agrees to cause the Purchaser to perform all of its obligations hereunder, and to be jointly and severally liable with the Purchaser for the due and punctual performance thereof.

2.10

Employee Matters

Subject to completion of the Arrangement, the Purchaser covenants and agrees to cause Harvest to allocate and pay out to employees of Harvest and its subsidiaries bonus amounts in respect of the calendar year ending December 31, 2009 in accordance with Harvest's customary year end bonus practices consistently applied in accordance with prior years (the "Harvest Year End Bonus Arrangements"), particulars of which are set out in the Disclosure Letter.

2.11

Rights

Each Rightholder shall be entitled, in accordance with the applicable Trust Unit Incentive Plan, to exercise its outstanding Rights in connection with the transactions contemplated under this Agreement and holders of Rights shall be entitled to receive a cash payment in exchange for the cancellation of such Rights in accordance with the Plan of Arrangement. All Rights outstanding on the Effective Date shall be deemed to be terminated in accordance with the Plan of Arrangement.

ARTICLE 3
COVENANTS

3.1

Covenants of the Purchaser

The Purchaser covenants and agrees that, from the date hereof until the Effective Date or termination of this Agreement in accordance with its terms, except with the prior written consent of Harvest (such consent not to be unreasonably withheld or delayed), or as is otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or as is otherwise required by Applicable Laws:

(a)

the Purchaser shall, in a timely and expeditious manner, take all such steps and do all such acts and things as are specified in the Interim Order, the Plan of Arrangement and the Final Order to be taken or done by the Purchaser;

(b)

the Purchaser shall not take any action, refrain from taking any action, or permit any action to be taken which might reasonably be expected to, directly or indirectly, materially interfere or affect the consummation of the Arrangement and the transactions contemplated hereby, or that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect;

(c)

the Purchaser shall promptly notify Harvest in writing of any change in any representation or warranty provided by the Purchaser in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and the Purchaser shall in good faith discuss with Harvest any change in circumstances (actual, anticipated, contemplated, or to the knowledge of the Purchaser, threatened) which is of such a nature that there may be a reasonable question as to whether notice need be given to Harvest under this provision;

(d)

the Purchaser shall ensure that it has available funds or adequate financing arrangements in place to permit the payment of the maximum amount which may be required by this Agreement and the Plan of Arrangement having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(e)

the Purchaser shall use its commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions set forth in Sections 5.1 and 5.3 as soon as reasonably possible following execution of this Agreement to the extent that the satisfaction of the same is within the control of the Purchaser;

(f)

in a timely and expeditious manner, the Purchaser shall provide to Harvest all information as may be reasonably requested by Harvest or as required by the Interim Order or Applicable Laws with respect to the Purchaser and its affiliates and their respective businesses and properties:

(i)

for inclusion in the Information Circular with respect to the Special Meeting or in any amendments or supplements to such Information Circular complying in all material respects with all Applicable Laws on the date of mailing thereof and shall ensure such information does not contain any Misrepresentation;

(ii)	required in connection with the matters described in Section 3.3(c) of this Agreement;

(g)

the Purchaser shall make all necessary filings and applications under Applicable Laws, including applicable Securities Laws, required to be made on the part of the Purchaser in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such Applicable Laws;

(h)	the Purchaser shall promptly advise Harvest in writing of any breach by the Purchaser of any covenant, obligation or agreement provided by the Purchaser in this Agreement;

(i)

if the Arrangement is completed, the Purchaser shall, provided the Purchaser is able to obtain the same at a cost not exceeding 250% of the annual premium of Harvest's current directors' and officers' insurance policy, obtain and pay for directors' and officers' liability insurance on a "trailing" or "run-off" basis for Harvest's current and former directors and officers (whether such insurance is maintained independently of or included under the Purchaser's directors and officers insurance policy), covering claims made prior to or within six years from the date that the director or officer resigns or is removed as a director or officer of Harvest. Coverage of such directors and officers insurance should be substantially equivalent in scope and coverage to that provided by Harvest's current directors and officers insurance policy; and

(j)

if the Arrangement is completed, the Purchaser agrees that it shall cause each of Harvest and its subsidiaries to fulfill its obligations pursuant to indemnities provided or available to past and present officers and directors of Harvest and its subsidiaries pursuant to the provisions of the articles, bylaws or similar constating documents of Harvest and its subsidiaries, applicable corporate legislation and any written indemnity agreements between any of Harvest or its subsidiaries and its past and present directors and officers in the forms provided to the Purchaser.

3.2

Covenants of Harvest

HOC and Harvest covenant and agree that, from the date hereof until the Effective Date or termination of this Agreement in accordance with its terms, except with the prior written consent of KNOC (such consent not to be unreasonably withheld or delayed), or as is otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or as is otherwise required by Applicable Laws:

(a)

Harvest's affairs and the business of Harvest and each of its subsidiaries shall be conducted only in, and Harvest and its subsidiaries shall not take any action except in, the usual and ordinary course of business consistent with past practices and where Harvest is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property and it shall use all commercially reasonable efforts to maintain and preserve its and its subsidiaries’ business, assets and business relationships;

(b)

Harvest shall not directly or indirectly do or permit to occur any of the following: (i) amend the Harvest Trust Indenture; (ii) declare, set aside or pay any distribution or payment (whether in cash, trust units or property) in respect of Trust Units owned by any person provided however that Harvest shall be permitted to pay a distribution of $0.05 per Trust Unit on November 16, 2009 (the "November Distribution") and the distribution reinvestment plan of Harvest may continue to be in effect in respect of such distribution; (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any Trust Units or securities of any Harvest Subsidiary, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Trust Units or any security of an Harvest Subsidiary, other than Trust Units issuable pursuant to the terms of the Rights or Convertible Debentures and pursuant to the distribution reinvestment plan of Harvest in respect of the November Distribution; (iv) redeem, purchase or otherwise acquire any of its outstanding Trust Units or other securities; (v) split, combine or reclassify Trust Units; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Harvest; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing, except as permitted above;

(c)

neither Harvest nor any of its subsidiaries has, other than as disclosed in the Disclosure Letter, and shall not, without prior consultation with and the consent of the Purchaser, such consent not to be unreasonably withheld, directly or indirectly do any of the following: (i) sell, pledge, dispose of or encumber any assets having an individual value in excess of $1.0 million; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares, securities or assets) any corporation, partnership or other business organization or division thereof, or make any investment either by purchase of shares or securities, contributions of capital

(other than to wholly owned subsidiaries) or property transfer; (iii) acquire any assets with an acquisition cost which would exceed: (A) $3.0 million individually; or (B) $10.0 million in the aggregate, with the exception of purchases at Crown lease sales and freehold lease acquisitions; (iv) incur any indebtedness for borrowed money except in the ordinary course of business or in excess of existing facilities, or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity, or make any loans or advances, other than the Officer Obligations and the arrangements contemplated in Section 2.09 hereof and fees payable to legal advisors in the ordinary course and fees payable to legal and financial advisors in respect of the Arrangement; (v) authorize, recommend or propose any release or relinquishment of any material contract right; (vi) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document: (viii) enter into or terminate any hedges, Swaps or other financial instruments or like transactions (other than in accordance with their terms); (ix) enter into commitments of a capital expenditure nature including Crown lease purchases and freehold lease acquisitions or incur any contingent liability in excess of $3.0 million individually and $10.0 million in the aggregate and in accordance with the 2009 operating budget, copies of which have been made available to the Purchaser (and Harvest shall not amend such budgets); (x) enter into any non-arm's length transactions including with any officers, directors or employees of Harvest or any of its subsidiaries or transfer any property or assets of Harvest or any of its subsidiaries to any employees, except: (i) as may be necessary for the maintenance of existing facilities, machinery and equipment in good operating condition and repair in the ordinary course of business; or (ii) as may be required by law; or (xi) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d)

except so as to permit the acceleration of the vesting and payment pursuant to the Trust Unit Incentive Plans in connection with this Agreement, neither Harvest nor any of its subsidiaries shall adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, trust unit, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, common share incentive or purchase plan, fund or arrangements for the benefit of employees, except as is necessary to comply with Applicable Laws or with respect to existing provisions of any such Trust Unit Incentive Plan, programs, arrangements or agreements;

(e)

except as contemplated in Section 2.10, Harvest shall not, and shall cause each of its subsidiaries to not, make any payment to any employee, officer or director outside of their ordinary and usual compensation for services provided, except to the extent that any such entitlement to payment to a former employee or officer has accrued prior to the date hereof as disclosed in the Disclosure Letter;

(f)	except as contemplated in Section 2.10 or 3.2(e), Harvest shall not, and shall cause each of its subsidiaries to not:

(i)	grant any officer, director, employee or consultant an increase in compensation in any form;

(ii)	grant any general salary increase;

(iii)	take any action with respect to the amendment or grant of any “change of control”, severance or termination pay policies or arrangements for any directors, officers, employees or consultants;

(iv)

adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation or other compensation or other similar plan (or amend any outstanding rights thereunder), or form a trust fund or arrangement for the benefit of directors, officers, employees or consultants, except as is necessary to comply with Applicable Laws or with the existing provisions of any such Trust Unit Incentive Plan, programs, arrangements or agreements; or

(v)	advance any loan to any officer, director or any other party not at arm's length to Harvest and its subsidiaries;

(g)

Harvest shall use its commercially reasonable efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect, and Harvest will pay all premiums in respect of such insurance policies that become due after the date hereof;

(h)

Harvest shall obtain and deliver to the Purchaser the resignations and releases, in form satisfactory to the Purchaser and Harvest, each acting reasonably, from each member of Board effective as of the Effective Date (to be received in consideration for the Purchaser and Harvest providing industry-standard releases to each such persons (the “Mutual Releases”) which releases shall contain exceptions for amounts or obligations owing to such directors for accrued but unpaid salary, bonus, benefits and other compensation or pursuant to indemnity or directors' and officers' insurance arrangements);

(i)

Harvest shall not take any action, refrain from taking any action, or permit any action to be taken which might reasonably be expected to, directly or indirectly, materially interfere or affect the consummation of the Arrangement and the transactions contemplated hereby, or that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect;

(j)

Harvest shall promptly notify the Purchaser in writing of any facts or state of facts, circumstance, change, effect, occurrence or event that, individually or in the aggregate, is or could reasonably be expected to be, material to the condition (financial or otherwise) business, operations, properties, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities of Harvest and its subsidiaries, taken as a whole, whether contractual or otherwise, or of any change in any representation or warranty provided by Harvest in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Harvest shall in good faith discuss with the Purchaser any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Harvest, threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to the Purchaser pursuant to this provision;

(k)	Harvest shall promptly advise the Purchaser in writing of any breach by Harvest of any covenant, obligation or agreement provided by Harvest in this Agreement;

(l)

Harvest shall ensure that it has available funds or adequate financing arrangements in place to permit the payment of the maximum amount which may be required by Section 6.1 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability and/or arrangements to ensure that it is able to pay such amount when required;

(m)

Harvest shall use its commercially reasonable efforts to obtain and maintain all approvals, clearances, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or any third party required in order to consummate the Arrangement and provide the same to the Purchaser on or prior to the Effective Date;

(n)

Harvest shall use its commercially reasonable efforts to satisfy or cause satisfaction of the conditions set forth in Sections 5.1 and 5.2 as soon as reasonably possible following execution of this Agreement to the extent that the satisfaction of the same is within the control of Harvest;

(o)

subject to the terms of this Agreement and the Interim Order, Harvest agrees to convene and conduct the Special Meeting on or before January 15, 2010 in accordance with the Interim Order and Applicable Laws for the purpose of considering the Special Resolution and for any other proper purpose as may be set out in the Information Circular and agreed to by the Purchaser and not to propose to adjourn, postpone or cancel the Special Meeting without the prior written consent of the Purchaser except as required for quorum purposes or by Applicable Law or by a Governmental Authority;

(p)	Harvest shall give notice to the Purchaser of the Special Meeting and allow the Purchaser’s representatives to attend and speak at the Special Meeting;

(q)

promptly after the execution of this Agreement, Harvest shall prepare and complete, in consultation with KNOC and the Purchaser, the Information Circular together with any other documents required by the ABCA, Securities Laws and other Applicable Laws in connection with the Special Meeting and the Arrangement, and Harvest shall, promptly after obtaining the Interim Order, cause the Information Circular and other documentation required in connection with each of the Special Meeting to be filed and to be sent to each Securityholder and other persons as required by the Interim Order and Applicable Laws, in each case so as to permit the Special Meeting to be held within the time required by Section 3.2(o);

(r)

Harvest shall ensure that the Information Circular complies in all material respects with all Applicable Laws and, without limiting the generality of the foregoing, that the Information Circular will not contain any Misrepresentation and provides Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and will set out the Purchaser Information in the Information Circular in the form approved by the Purchaser, acting reasonably, and shall include or incorporate by reference, without limitation:

(i)	any financial statements in respect of prior acquisitions made by Harvest that are required to be included therein in accordance with applicable Canadian Securities Laws;

(ii)

the unanimous determination of the Board that the Arrangement is fair to Unitholders and is in the best interests of Harvest and Unitholders, and include the unanimous recommendation of the Board that Securityholders vote in favour of the Special Resolution; and

(iii)	the Fairness Opinion;

(s)

the Purchaser and its legal counsel shall be given a reasonable opportunity to review and comment on drafts of the Information Circular and other documents related thereto, and reasonable consideration shall be given to any comments made by the Purchaser and its counsel, provided that all information relating to the Purchaser included in the Information Circular shall be in form and content satisfactory to the Purchaser, acting reasonably;

(t)

Harvest shall indemnify and save harmless KNOC and the Purchaser and the respective directors and officers of KNOC and the Purchaser from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which KNOC, the Purchaser or any such director or officer may be subject or which KNOC, the Purchaser or any such director or officer may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)

any Misrepresentation or alleged Misrepresentation contained in the information describing Harvest and its business, operations and affairs and the matters to be considered at the Special Meeting, which is included in the Information Circular or in any material filed by Harvest in compliance or intended compliance with any Applicable Laws;

(ii)

any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a Material Fact or any Misrepresentation or any alleged Misrepresentation in the Information Circular or in any material filed by or on behalf of Harvest in compliance or intended compliance with applicable Canadian Securities Laws, which prevents or restricts the trading in any securities of Harvest; and

(iii)

Harvest not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement; except that Harvest shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any Misrepresentation or alleged Misrepresentation based solely on the Purchaser Information included in the Information Circular;

(u)

except for proxies and other non-substantive communications with Securityholders, Harvest will furnish promptly to the Purchaser or the Purchaser's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Harvest in connection with: (i) the Arrangement; (ii) the Special Meeting; (iii) any filings under Applicable Laws in connection with the transactions contemplated hereby; and (iv) any dealings with Governmental Authorities in connection with the transactions contemplated hereby;

(v)

Harvest shall use commercially reasonable efforts to solicit proxies to be voted at the Special Meeting in favour of matters to be considered at the Special Meeting, including the Special Resolution, including if so requested by the Purchaser, using dealer and proxy solicitation services and cooperating with any persons engaged by the Purchaser to solicit proxies in favour of the approval of the Special Resolution, unless and until the Board has changed its recommendation in accordance with the terms of this Agreement;

(w)

at the reasonable request of the Purchaser from time to time, Harvest shall provide the Purchaser with a list (in both written and electronic form) of the Unitholders and Rightholders together with their addresses and respective holdings of Trust Units, Convertible Debentures and Rights and a list of participants and book based nominee registrants such as CDS & Co. and non-objecting beneficial owners of Trust Units, together with their addresses and respective holdings of Trust Units. Harvest shall from time to time require that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of Unitholders and Rightholders, and lists of securities positions and other assistance as the Purchaser may reasonably request in order to be able to communicate with respect to the Arrangement to the Unitholders and Rightholders;

(x)

Harvest shall make all necessary filings and applications under Applicable Laws, including applicable Securities Laws, required to be made on the part of Harvest in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such Applicable Laws; and

(y)

Harvest shall promptly advise the Purchaser of the number of Securities for which Harvest receives notices of dissent or written objections to the Arrangement and provide the Purchaser with copies of such notices and written objections, and subject to Applicable Laws, shall provide the Purchaser with an opportunity to review and comment upon any written communications proposed to be sent by or on behalf of Harvest to any Unitholder exercising or purporting to exercise Dissent Rights in relation to the Special Resolution and reasonable consideration shall be given to any comments made by the Purchaser and its counsel prior to sending any such written communications. Harvest shall not settle any claims with respect to Dissent Rights without the prior written consent of the Purchaser (which consent may be withheld in the Purchaser’s sole and absolute discretion).

3.3

Mutual Covenants Regarding the Arrangement

From the date hereof until the Effective Date, each of the Parties will use its commercially reasonable efforts to, as soon as practicable, satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement, including using commercially reasonable efforts:

(a)

to obtain all Regulatory Approvals (including all Required Approvals) and all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts, including those Regulatory Approvals, waivers, consents and approvals that are Required Approvals;

(b)

to oppose, lift or rescind any injunction or restraining or other order seeking to stop, or otherwise adversely affecting its ability to consummate, the Arrangement and to defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging this Agreement or the consummation of the transactions contemplated hereby; and

(c)

to effect all necessary registrations and filings and submissions of information requested by Governmental Authorities required to be effected by it in connection with the Arrangement, and to obtain all necessary waivers, consents and approvals required to be obtained by it in connection with the Arrangement, the failure of which to obtain would render completion of the Arrangement unlawful, and each of the Parties will use its commercially reasonable efforts to cooperate with the other in connection with the performance by the other of their obligations under this Section 3.3 including, without limitation, assisting with the preparation and filing of any applications and procuring the cooperation, involvement and attendance of representatives of senior management in connection with all of the foregoing, and each of the Parties will use its commercially reasonable efforts to cooperate with the Other Party in connection with the performance by the Other Party of their obligations under this Section 3.3 including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between officers of KNOC and HOC, subject in all cases to the Confidentiality Agreement.

3.4

Harvest Covenants Regarding Non-Solicitation

(a)

Harvest shall immediately cease and cause to be terminated all existing discussions or negotiations (including, without limitation, through any advisors, representatives, agents or other parties on its behalf) with any parties (other than KNOC and the Purchaser) with respect to any proposal that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal. Without the prior written consent of KNOC and the Purchaser (which may be withheld or delayed in their sole and absolute discretion), Harvest shall not, and shall cause its subsidiaries not to, modify or release any third party from any existing confidentiality agreement (including, for greater certainty, any existing standstill provisions). Harvest represents and warrants that it has not waived any standstill provisions contained in a confidentiality agreement or otherwise for any person, other than for KNOC or the Purchaser. Harvest shall promptly request the return or destruction of all information provided to any third party which, at any time since January 1, 2008, has entered into a confidentiality agreement with Harvest relating to a potential Acquisition Proposal to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured in accordance with the terms of such agreements. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in this Section 3.4(a) by Harvest, its subsidiaries or their respective officers, directors, employees, representatives and agents shall be deemed to be a breach of this Section 3.4(a) by Harvest.

(b)

Harvest shall not directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

(i)

solicit, assist, initiate, encourage or in any way facilitate (including by way of furnishing information, or entering into any form of written or oral agreement, arrangement or understanding) any Acquisition Proposal or inquiries, proposals or offers regarding any Acquisition Proposal;

(ii)

enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any person any information with respect to its businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing;

(iii)

waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any “standstill provisions” thereunder; or

(iv)	accept, recommend, approve, agree to, endorse, or propose publicly to accept, recommend, approve, agree to, or endorse any Acquisition Proposal or agreement in respect thereto;

provided, however, that notwithstanding any other provision hereof, Harvest and its officers, directors and advisers may prior to the Special Meeting:

(v)

enter into or participate in any discussions or negotiations with a third party (including any person who entered into a confidentiality agreement with Harvest and was granted access to non-public information relating to Harvest, in each case, prior to the date of this Agreement) who seeks to initiate such discussions or negotiations with Harvest that do not result from a breach of this Section 3.4, and, subject to execution of a confidentiality and standstill agreement in favour of Harvest on terms substantially similar to those contained in the Confidentiality Agreement (provided that such confidentiality agreement may specifically release such person from a standstill restriction which is then in effect (whenever entered into) to make a Superior Proposal in accordance with the provisions of this Agreement and further provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to KNOC and the Purchaser as set out below), may furnish to such third party information concerning Harvest and its business, properties and assets, in each case if, and only to the extent that:

(A)	the third party has first made a written bona fide Acquisition Proposal which the Board determines in good faith, if consummated in accordance with its terms, would be a Superior Proposal; and

(B)

prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, Harvest provides notice to KNOC and the Purchaser to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such person together with a copy of the confidentiality agreement referenced above and, if not previously provided to KNOC and the Purchaser, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that Harvest shall notify KNOC and the Purchaser orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the person making it, if not previously provided to KNOC and the Purchaser, copies of all information provided to such party and all other information reasonably requested by KNOC or the Purchaser), within 24 hours of the receipt thereof, shall keep KNOC and the Purchaser informed of the status and details of any such inquiry, offer or proposal and answer their reasonable questions with respect thereto; and

(vi)

accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the Board shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement to the extent required under Section 3.4(d) of this Agreement and after receiving the advice of outside counsel that the taking of such action is necessary for the Board to discharge its fiduciary duties under Applicable Laws and the Harvest Trust Indenture and Harvest complies with its obligations set forth in Section 3.4(d) and terminates this Agreement in accordance with Section 8.1(c) and concurrently therewith pays the amount required by Section 6.1 to the Purchaser (or as the Purchaser may direct in writing).

(c)

Harvest shall promptly (and in any event within 24 hours) notify KNOC and the Purchaser (at first orally and then in writing) of any Acquisition Proposal (or any amendment thereto) or any request for non-public information relating to Harvest, its subsidiaries or assets, or any amendments to the foregoing. Such notice shall include a copy of any written Acquisition Proposal (and any amendment thereto) which has been received or, if no written Acquisition Proposal has been received, a description of the material terms and conditions of, and the identity of the person making any inquiry, proposal, offer or request. Harvest shall also provide such further and other details of the Acquisition Proposal or any amendment thereto as KNOC and the Purchaser may reasonably request. Harvest shall keep KNOC and the Purchaser promptly and fully informed of the status, including any change to material terms, of any Acquisition Proposal or any amendment thereto, shall respond promptly to all inquiries by KNOC or the Purchaser with respect thereto, and shall provide KNOC and the Purchaser copies of all material correspondence and other written material sent to or provided to Harvest by any person in connection with such inquiry, proposal, offer or request or sent or provided by Harvest to any person in connection with such inquiry, proposal, offer or request.

(d)

Following receipt of an Acquisition Proposal that constitutes a Superior Proposal, Harvest shall give KNOC and the Purchaser, orally and in writing, notice of any decision by the Board to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the Board has determined that such Acquisition Proposal constitutes a Superior Proposal, shall set out the Board's reasonable determination of the financial value of the consideration offered by such third party to Unitholders under such Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. During the 5 Business Days period commencing on delivery of such notice, Harvest agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. If the Board makes such a determination, then, during such 5 Business Days period, Harvest shall, and shall cause its financial and legal advisors to, negotiate in good faith with KNOC and the Purchaser and their financial and legal advisors to make such adjustments in the terms and conditions of this Agreement and the Arrangement as would enable Harvest to proceed with the Arrangement as amended rather than the Superior Proposal. In the event KNOC and the Purchaser proposes to amend this Agreement and the Arrangement to provide the Unitholders with a value per Trust Unit equal to or having a value greater than the value per Trust Unit provided in the Superior Proposal and so advises the Board, in writing, prior to the expiry of such 5 Business Days period, the Board shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement.

(e)	Harvest shall reaffirm its recommendation of the transaction to be effected by the Arrangement by press release promptly in the event that:

(i)	any Acquisition Proposal which is publicly announced is determined not to be a Superior Proposal; or

(ii)	the Parties have entered into an amended Agreement pursuant to Section 3.4(d) which results in any Acquisition Proposal not being a Superior Proposal.

(f)

KNOC and the Purchaser agrees that all information that may be provided to them by Harvest with respect to any Acquisition Proposal pursuant to this Section 3.4 shall be subject to the Confidentiality Agreement and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreement or in order to enforce their rights under this Agreement in legal proceedings.

(g)

Harvest shall ensure that its officers, directors and employees and any investment bankers or other advisers or representatives retained by it are aware of the provisions of this Section 3.4 and shall be responsible for any breach of this Section 3.4 by any of them.

(h)

Nothing in this Agreement shall prevent the Board from complying with Section 2.17 of Multilateral Instrument 62-104 – Takeover Bids and Issuer Bids and similar provisions under applicable Canadian Securities Laws (if applicable) relating to the provision of directors' circulars in respect of an Acquisition Proposal that is not a Superior Proposal.

3.5

Provision of Information; Access

Immediately upon acceptance of this Agreement, Harvest shall provide to KNOC and the Purchaser information, subject to the existing confidentiality restrictions pursuant to the Confidentiality Agreement, to enable KNOC and the Purchaser to quickly and efficiently integrate the business and affairs of Harvest with KNOC and the Purchaser at the Effective Time and Harvest shall permit:

(a)

KNOC, the Purchaser and their respective representatives to have reasonable access to Harvest's premises, field operations, records, computer systems, properties, books, contracts, records, employees and management personnel;

(b)

KNOC, the Purchaser and their respective representatives reasonable access to interview employees of Harvest for the purpose of determining which employees will be retained after the Effective Time; and

(c)	KNOC, the Purchaser and their respective representatives to be informed of the operations of Harvest to ensure there is compliance with this Agreement.

It is acknowledged that the purpose of this clause is to permit KNOC and the Purchaser to be in a position to expeditiously integrate the business and operations of Harvest with that of KNOC and the Purchaser immediately upon but not prior to, the Effective Time without causing any unreasonable disruptions to Harvest's business or operations prior to the Effective Time.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1

Representations and Warranties of KNOC

As of the date hereof, KNOC hereby represents and warrants to Harvest as follows, and acknowledges that Harvest is relying upon these representations and warranties in connection with the entering into of this Agreement:

(a)

Organization and Qualification: KNOC is a corporation duly organized and validly existing under the laws of the Republic of Korea and has the requisite corporate power and authority to own its properties and assets and carry on its business as it is now being conducted.

(b)

Authority Relative to this Agreement: Each of KNOC and the Purchaser has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by the Purchaser of the transactions contemplated hereby will, subject to satisfaction of the condition set forth in Section 5.1(a), be duly authorized by the board of directors of KNOC and no other corporate proceedings on its part are or will be necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of KNOC and the Purchaser and constitutes a legal, valid and binding obligation of each of them enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity.

(c)	No Violations:

(i)

Subject to satisfaction of the condition set forth in Section 5.1(a), neither the execution and delivery of this Agreement by KNOC or the Purchaser, the consummation by them of the transactions contemplated hereby nor compliance by them with any of the provisions hereof will: (A) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of KNOC or the Purchaser or any of their respective subsidiaries under, any of the terms, conditions or provisions of (x) the articles, bylaws or other charter documents of KNOC or the Purchaser or (y) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, Permit, contract or other instrument or obligation to which KNOC or the Purchaser or any of their respective subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which KNOC or the Purchaser or any of their respective subsidiaries or any of its subsidiaries is bound; or (B) subject to compliance with the statutes, rules and orders referred to in paragraph (c)(ii) below, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to KNOC or the Purchaser or any of their respective subsidiaries (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not (individually or in the aggregate) have any material adverse effect on the business, affairs, operations, assets, prospects or financial condition of KNOC and its subsidiaries, taken as a whole, or materially impede or delay completion of the Arrangement or materially adversely affect the ability of the Purchaser to consummate the transactions contemplated hereby).

(ii)

Subject to satisfaction of the condition set forth in Section 5.1(a) and other than in connection with or in compliance with the provisions of Securities Laws, the Investment Canada Act (Canada), the Competition Act (Canada), the rules of the Toronto Stock Exchange and the New York Stock Exchange, any pre-merger notification statutes, any approvals required by the Interim Order and the terms of the Final Order : (A) there is no legal impediment to the Purchaser's consummation of the transactions contemplated by this Agreement; and (B) no filing or registration with, or authorization, consent or approval of, any Governmental Authority is necessary by the Purchaser in connection with the consummation of the transactions contemplated hereby, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not (individually or in the aggregate) materially impede or delay completion of the Arrangement or materially adversely affect the ability of the Purchaser to consummate the transactions contemplated hereby.

(d)

Funds Available: At the Effective Time, KNOC and the Purchaser will have made adequate financial arrangements to ensure that sufficient funds are available to pay for all Trust Units to be acquired by the Purchaser pursuant to the Arrangement.

4.2

Representations and Warranties of Harvest

As of the date hereof, Harvest hereby represents and warrants to KNOC and the Purchaser as follows, and acknowledges that each of KNOC and the Purchaser is relying upon these representations and warranties in connection with the entering into of this Agreement.

(a)

Organization and Qualification: Harvest is a trust duly organized and validly existing under the laws of Alberta and has the requisite trust power and authority to own its properties and assets and to carry on its business as it is now being conducted. Each of the Harvest Subsidiaries is a corporation, partnership or trust duly organized and validly subsisting under the laws of the jurisdiction of its incorporation or a partnership or trust duly constituted, as the case may be, and has the requisite corporate, partnership or trust power and authority to own its properties and assets and to carry on its business as now being conducted. Harvest and each Harvest Subsidiary is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a material adverse effect on the business, affairs, operations, assets, prospects or financial condition of Harvest and the Harvest Subsidiaries, taken as a whole.

(b)

Authority Relative to this Agreement: Harvest has the requisite trust authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Board, and no other trust proceedings on the part of Harvest or corporate proceeding on the part of HOC are necessary to authorize this Agreement and the transactions contemplated hereby (other than the Special Resolution). This Agreement has been duly executed and delivered by Harvest and constitutes a legal, valid and binding obligation of Harvest enforceable against Harvest in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity.

(c)	No Violations:

(i)

Except as set out in the Disclosure Letter, neither the execution and delivery of this Agreement by Harvest, the consummation of the transactions contemplated hereby nor compliance by Harvest with any of the provisions hereof will: (A) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Harvest or any of the Harvest Subsidiaries under, any of the terms, conditions or provisions of (x) the Harvest Trust Indenture or the articles, bylaws or other charter documents of any Harvest Subsidiary or (y) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, Permit, contract or other instrument or obligation to which Harvest or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Harvest or any of its subsidiaries is bound; or (B) subject to compliance with the statutes, rules and orders referred to in paragraph (c)(ii) below, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Harvest or any of its subsidiaries (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not (individually or in the aggregate) have any material adverse effect on the business, affairs, operations, assets, prospects or financial condition of Harvest and its subsidiaries, taken as a whole, or materially impede or delay completion of the Arrangement or materially adversely affect the ability of Harvest to consummate the transactions contemplated hereby).

(ii)

Other than in connection with or in compliance with the provisions of Securities Laws, the Investment Canada Act (Canada), the Competition Act (Canada), the rules of the Toronto Stock Exchange and the New York Stock Exchange, any pre-merger notification statutes, any approvals required by the Interim Order and the terms of the Final Order: (A) there is no legal impediment to Harvest's consummation of the transactions contemplated by this Agreement; and (B) no filing or registration with, or authorization, consent or approval of, any Governmental Authority is necessary by Harvest in connection with the consummation of the transactions contemplated hereby, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not (individually or in the aggregate) materially impede or delay completion of the Arrangement or materially adversely affect the ability of Harvest to consummate the transactions contemplated hereby.

(d)

Capitalization: As of the date hereof, the authorized capital of Harvest consists of an unlimited number of Trust Units and an unlimited number of Special Trust Units. As of the date hereof, 182,260,647 Trust Units are issued and outstanding and no Special Trust Units are outstanding. As of the date hereof, Rights to acquire an aggregate of 7,603,973 Trust Units have been granted and are unexercised under the Trust Unit Rights Incentive Plan, Unit Awards to acquire an aggregate of 653,146 Trust Units under the Unit Award Plan and 28,581,033 Trust Units have been reserved for issuance under the outstanding Convertible Debentures. Except as set forth above, there are no securities of Harvest outstanding and no rights, options, warrants, entitlements, privileges, understandings, agreements or commitments of any character whatsoever (contingent or otherwise) requiring or capable of requiring the issuance, sale or transfer by Harvest of any Trust Units or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any Trust Units, nor are there any outstanding appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attributes of Harvest. All outstanding Trust Units have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all Trust Units issuable upon exercise of outstanding Rights or Unit Awards in accordance with their respective terms will be duly authorized and validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights.

(e)	No Material Adverse Change: Since December 31, 2008, there has been no Material Adverse Change.

(f)

Conduct of Business: Except as disclosed in the Public Record, since December 31, 2008, neither Harvest nor any of its subsidiaries has taken any action that would be in violation of Section 3.2 if such provision had been in effect since such date, other than actions that would not (individually or in the aggregate) have a material adverse effect on the business, affairs, operations, assets, prospects or financial condition of Harvest and its subsidiaries, taken as a whole, or would materially adversely affect the ability of Harvest to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(g)	Financial and Other Reports:

(i)

Harvest has heretofore delivered to the Purchaser true and complete copies of: (A) Harvest's 2008 Annual Information Form, Harvest's Information Circular relating to its 2009 annual meeting of Unitholders and interim reports for the periods ending March 31, 2009 and June 30, 2009; (B) all prospectuses or other offering documents used by Harvest in the offering of its securities or filed with Securities Authorities since December 31, 2008; (C) the consolidated audited financial statements of Harvest dated December 31, 2008; and (D) the "North Atlantic Confidential Offering Memorandum" dated August 2008. As of their respective dates, such forms, statements, prospectuses and other offering documents (including all exhibits and schedules thereto and documents incorporated by reference therein) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and complied in all material respects with all Applicable Laws. The audited financial statements and unaudited interim financial statements of Harvest and its consolidated subsidiaries publicly issued by Harvest, previously delivered to the Purchaser, or included or incorporated by reference in such forms, statements, prospectuses and other offering documents were prepared in accordance with GAAP (except (x) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Harvest's external auditors, or (y) in the case of unaudited interim financial statements, to the extent they may not include footnotes or may be condensed or summary statements), and fairly present the consolidated financial position, results of operations and changes in financial position of Harvest and its consolidated subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Harvest on a consolidated basis. Since January 1, 2007, there has been no material change in Harvest's accounting policies except as disclosed in such financial statements.

(ii)

Harvest will deliver to the Purchaser as soon as they become available true and complete copies of any report or statement filed by it with Securities Authorities subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by the Purchaser, as to which Harvest makes no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and will comply in all material respects with all Applicable Laws. The consolidated financial statements of Harvest issued by Harvest or to be included in such reports and statements (excluding any information therein provided by the Purchaser, as to which Harvest makes no representation) will be prepared in accordance with GAAP (except (x) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Harvest's external auditors; or (y) in the case of unaudited interim financial statements, to the extent they may not include footnotes or may be condensed or summary statements), and will present fairly the consolidated financial position, results of operations and changes in financial position of Harvest as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and will reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Harvest on a consolidated basis.

(h)

Subsidiaries: Except as set forth in the Disclosure Letter, all of the outstanding shares, units, partnership interests or other ownership interests of the Harvest Subsidiaries are beneficially wholly-owned, directly or indirectly, by Harvest with valid and marketable title thereto, free and clear of any and all liens, charges, security interests, adverse claims, encumbrances and demands of any nature or kind whatsoever, and there are no rights, options, warrants, entitlements, privileges, understandings, agreements or commitments of any character whatsoever (contingent or otherwise) requiring or capable of requiring the issuance, sale or transfer to any person of any shares, units, partnership interests or other ownership interests in any Harvest Subsidiary. The Harvest Subsidiaries are the only material subsidiaries of Harvest.

(i)

Compliance with Applicable Laws: Harvest and each of its subsidiaries has complied with and is in compliance with all Applicable Laws applicable to the ownership of its properties and assets and the operation of its business, except where such non-compliance would not (individually or in the aggregate) have a material adverse effect on the business, affairs, operations, assets, prospects or financial condition of Harvest and its subsidiaries, taken as a whole, or would materially adversely affect the ability of Harvest to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(j)

Material Agreements: There are no agreements material to the conduct of Harvest's and its subsidiaries' businesses except land contracts entered into in the ordinary course of business, construction, ownership and operation agreements entered into in the ordinary course of business, and the agreements set forth in the Disclosure Letter, and all such agreements are valid and subsisting and Harvest or its subsidiary, as applicable, is not in material default under any such agreements.

(k)

Disclosure: Harvest has disclosed to the Purchaser in the Disclosure Letter any information regarding any event, circumstance or action taken or failed to be taken which could reasonably be expected to materially adversely affect the business, affairs, operations, assets, prospects, capitalization, financial condition, rights or liabilities of or relating to Harvest and its subsidiaries, taken as a whole. To the best of Harvest's knowledge, none of the information delivered to the Purchaser prior to the date hereof and as modified or supplemented from time to time prior to the date hereof is, taken as a whole, misleading or incorrect in any material respect in light of the circumstances under which it was delivered, excluding all financial projections concerning Harvest and its subsidiaries.

(l)

Employment Agreements: Except as set forth in the Disclosure Letter, neither Harvest nor any of its subsidiaries is a party to any written employment or consulting agreement or any verbal employment or consulting agreement with a term of more than one year or any written agreement which provides for a payment by Harvest or any subsidiary on a change of control of Harvest or severance of employment.

(m)

Employee Benefit Plans: Neither Harvest nor any of its subsidiaries has any employee benefit plans other than: (i) the Trust Unit Rights Incentive Plan; (ii) the Unit Award Plan; (iii) the Harvest Year End Bonus Arrangements; (iv) the pension plan of one of the Harvest Subsidiaries identified in the notes to the Harvest 2008 financial statements; and (v) existing health, dental, vision and short and long term disability plans, life insurance and accidental death and dismemberment of general application and agreements and commitments contemplated by the Officer Obligations as set out in the Disclosure Letter or disclosed to the Purchaser by Harvest prior to the date hereof. Neither Harvest nor any of its subsidiaries has made any promises or commitments with respect to increased benefits under any such plans. All contributions (including premiums) required by law or contract to have been paid or accrued, under or with respect to such plans, have been paid or accrued, as the case may be, except where failure to make any such contribution would not constitute a Material Adverse Change.

(n)

Books and Records: The corporate records and minute books of Harvest and each of its subsidiaries have been maintained in accordance with all applicable statutory requirements and are complete and accurate in all material respects. Without limiting the generality of the foregoing, the minute books for Harvest and each of its subsidiaries contain full, true and correct copies of the constating documents of Harvest or the subsidiary, as applicable, and contain copies of all minutes of all meetings and all consent resolutions of the directors, committees of the directors and shareholders of Harvest or the subsidiary, as applicable, and all such meetings were duly called, properly held and all such consent resolutions were properly adopted. The books of account and all other records of Harvest and each of its subsidiaries fairly disclose in all material respects the financial position of Harvest and the subsidiary, as applicable, and all material financial transactions relating to the businesses carried on by Harvest and its subsidiaries have been accurately recorded in all material respects in such books and such books have been maintained in accordance with prudent business practices in all material respects.

(o)

Litigation, etc.: There are, at the date hereof, no actions, suits, claims, investigations or proceedings pending, or to the knowledge of Harvest threatened, affecting Harvest or any subsidiary or any of their respective properties or assets before or by any Governmental Authority, which action, suit, claim, investigation or proceeding involves a possibility of any judgment against or liability of Harvest or any of its subsidiaries or other person which, if successful, would (individually or in the aggregate) have a material adverse effect on the business, affairs, operations, assets, prospects or financial condition of Harvest and its subsidiaries, taken as a whole, or would materially impede or delay completion of the Arrangement or materially adversely affect the ability of Harvest or the Purchaser to consummate the transactions contemplated hereby, nor is Harvest aware of any basis for any such action, suit, claim, investigation or proceeding.

(p)

Environmental Matters: Harvest has made available to the Purchaser all material environmental reports, assessments, records, agreements or correspondence relating to environmental matters. Except to the extent that any violation or other matter referred to in this subparagraph does not constitute a Material Adverse Change:

(i)	neither Harvest nor any of its subsidiaries is in violation of any Environmental Laws;

(ii)

Harvest and its subsidiaries have operated their business at all times, and has generated, received, handled, used, stored, treated, shipped, recycled and disposed of all Hazardous Substances, in compliance with Environmental Laws;

(iii)

there have been no spills, releases, deposits or discharges of Hazardous Substances into the earth, the air or any body of water (or any municipal or other sewer or drain water systems) by Harvest or any of its subsidiaries, or on or underneath any location which is or was currently or formerly owned, leased or otherwise operated by any of Harvest or any of its subsidiaries, that have not been fully remediated;

(iv)

no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of Harvest or any of its subsidiaries of which Harvest or any such subsidiary has notice;

(v)	neither Harvest nor any of its subsidiaries has failed to report to the proper Governmental Authority the occurrence of any event which is required to be so reported under any Environmental Laws; and

(vi)

neither Harvest nor any of its subsidiaries has received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws or any Permits granted thereunder.

(q)	Tax Matters:

(i)

All Tax Returns required to be filed by or on behalf of Harvest and each of its subsidiaries have been duly filed on a timely basis and such Tax Returns are true, complete and correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by Harvest or any of its subsidiaries with respect to items or periods covered by such Tax Returns. No jurisdiction where Harvest or any of its subsidiaries does not file Tax Returns has asserted that Harvest or such subsidiaries are liable to file Tax Returns in that jurisdiction.

(ii)

Harvest and each Harvest Subsidiary has charged, collected or withheld as required by law and duly remitted on a timely basis all Taxes, withholdings, deductions, levies or other amounts which it is required to charge, collect, withhold or remit, including remittances with respect to income tax, withholding tax, goods and services tax, sales tax and employee source deductions. All instalments on account of Taxes due and payable with respect to periods ending on or before the Effective Date have been paid by Harvest and each of its subsidiaries.

(iii)

Harvest and each of its subsidiaries has paid all Taxes required to be paid on or prior to the date hereof and provided adequate accruals in its financial statements for any other applicable Taxes in conformity with GAAP. The Taxes payable by Harvest and its subsidiaries for the period after the date hereof and until the Effective Time will be comprised solely of Taxes payable in the ordinary course of Harvest and its subsidiaries’ business activities.

(iv)

For all periods ending on and after December 31, 2004, the Purchaser has been furnished by Harvest true and complete copies of: (i) material portions of income tax audit reports, correspondence, statements of deficiencies, appeal documents and representations, and closing or other agreements received by Harvest and its subsidiaries or on behalf of Harvest and its subsidiaries relating to Taxes; and (ii) all material federal, provincial, state, local or foreign Tax Returns for Harvest and its subsidiaries.

(v)

No material deficiencies exist or have been asserted with respect to Taxes of Harvest or its subsidiaries. Except as set out in the Disclosure Letter, neither Harvest nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or to Harvest's knowledge threatened against Harvest or any of its subsidiaries or any of their respective assets and there is no audit in process, pending or, to the knowledge of Harvest and any of its subsidiaries, threatened by a governmental or taxing authority relating to the Tax Returns of Harvest and/or any of its subsidiaries. Except as set out in the Disclosure Letter, no waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Harvest or its subsidiaries. There are no contingent tax liabilities or any grounds which could reasonably be expected to prompt an assessment or reassessment of Harvest or any of its subsidiaries.

(vi)

Except as set out in the Disclosure Letter, Harvest has provided adequate accruals in its financial statements for the year ended December 31, 2008 (or, in either case, such amounts are fully funded) for all pension or other employee benefit obligations of Harvest or any of its subsidiaries arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Harvest or any of its subsidiaries.

(vii)	Each of the tax pool balances in respect of Harvest and its subsidiaries are, and will be at the Effective Time, not less than those respective balances set out in the Disclosure Letter.

(viii)	Harvest is, and has been at all material times, a "mutual fund trust" for purposes of the Income Tax Act (Canada).

(ix)	Each of Breeze Trust No. 1, Breeze Trust No. 2 and Viking Energy Royalty Trust is, and has been at all material times, a “unit trust” for purposes of the Income Tax Act (Canada).

(x)

Harvest and each of the Harvest Subsidiaries is, and has been at material times, registered for purposes goods and services tax under the Excise Tax Act (Canada). Harvest and each of its subsidiaries is and has been registered for provincial sales tax with the applicable Governmental Authorities at all times when required by Applicable Law.

(r)

Securities Law Matters: Harvest is a "reporting issuer" in material compliance with all applicable securities laws of each of the provinces of Canada, and the Trust Units are only listed on the Toronto Stock Exchange and the New York Stock Exchange. None of the subsidiaries of Harvest is a "reporting issuer" or the equivalent under the securities laws of any jurisdiction. Harvest is a "foreign private issuer" within the meaning of Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended.

(s)

Distributions: Except as set out in the Disclosure Letter, Harvest made cash distributions to its Unitholders (excluding amounts distributed upon a redemption of Trust Units) in its 2003 through 2006 taxation years in excess of the amount required to be distributed by Harvest pursuant to the Harvest Trust Indenture with respect to income earned by Harvest in that period, including income that was or may be allocated to Harvest as a beneficiary of a Harvest Subsidiary, and including amounts that would have been included in Harvest income, directly or as a consequences of being the beneficiary of a Harvest Subsidiary, on the assumption that all amounts that would be, or have been, added to Harvest's income or the Harvest Subsidiary’s income, for each such taxation year, as a consequences of adjustments made or proposed to be made by the Canada Revenue Agency in that taxation year or in other taxation years during that period were added to Harvest's income. There is no basis for the Canada Revenue Agency to make increase Harvest's income in taxation years after 2006.

(t)

Debt and Working Capital: As at September 30, 2009: (i) Harvest's consolidated debt (other than trade debt) did not exceed $2.247 billion; and (ii) Harvest's working capital surplus was not less than $44 million (excluding hedging assets and liabilities and the consolidated debt referred to in clause (i) of this paragraph).

(u)

Confidentiality Agreements: All agreements entered into by Harvest or any Harvest Subsidiary with persons other than the Purchaser regarding the confidentiality of information provided to such persons or reviewed by such persons with respect to the sale of Harvest (including by way of asset sale) or any merger, arrangement, amalgamation, combination, reorganization of Harvest with or into another person are in substantially the form of the Confidentiality Agreement. Harvest has not negotiated any Take-over Proposal with any person who has not entered into such a confidentiality agreement. Neither Harvest nor any Harvest Subsidiary has waived or released any person from the applicability of any "standstill" or other provisions of any confidentiality agreements entered into by Harvest or any Harvest Subsidiary, as applicable.

(v)

Insurance: Policies of insurance in force as of the date hereof naming Harvest or any of its subsidiaries as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of Harvest and its subsidiaries. All such policies of insurance shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the Arrangement or the transactions contemplated hereby or thereby.

(w)

Unitholders Rights Plan: There is not in force or effect with respect to Harvest any unitholders rights protection plan or similar plan, program or arrangement that will or may trigger any rights to acquire Trust Units or any other securities of Harvest or any of its subsidiaries upon or as a direct or indirect consequence of the entering into of this Agreement or the consummation of the transactions contemplated hereby.

(x)

No Material Undisclosed Liabilities: Neither Harvest nor any of its subsidiaries has any material liabilities of any nature (absolute, accrued, contingent or otherwise) except: (i) those disclosed or reflected in the audited consolidated financial statements of Harvest as at December 31, 2008 or the unaudited consolidated financial statements of Harvest as at June 30, 2009; (ii) those incurred in the ordinary course of business and consistent with past practice and not required under GAAP to be set forth in such financial statements of Harvest; (iii) those incurred pursuant to the terms of this Agreement; and (iv) as set out in the Disclosure Letter.

(y)

Impairment: The entering into or performance of this Agreement, the completion of the Arrangement, and the consummation of the transactions contemplated hereby and thereby will not result in a Material Adverse Change.

(z)	Officer Obligations: The Officer Obligations do not exceed, in the aggregate, $5 million.

(aa)

Financial Advisor: Neither Harvest nor any of its subsidiaries has retained any financial advisor, broker, agent or finder or paid, or agreed to pay any financial advisor, broker, agent or finder on account of or in connection with this Agreement, any transaction contemplated hereby or any transaction ongoing or contemplated, except TD Securities Inc. has been retained as Harvest's financial advisor in connection with certain matters including the transactions contemplated hereby. The total obligation of Harvest to such financial advisors is set forth in the Disclosure Letter. After the payment of the financial obligations to TD Securities Inc. as set forth in the Disclosure Letter, neither Harvest nor any of its affiliates will have any continuing obligations to TD Securities Inc. other than those related to indemnification, confidentiality and the payment of expenses as provided in the agreement between Harvest and TD Securities Inc. dated October 20, 2009 a true and complete copy of which has been provided to the Purchaser.

(bb)	Off Balance Sheet Arrangements: None of Harvest and its subsidiaries is a party to any off-balance sheet arrangements as that term is understood under GAAP.

(cc)

Permits: Each of Harvest and its subsidiaries owns, possesses or has obtained, and is in compliance in all material respects with, all Permits necessary to conduct its businesses as now conducted or as proposed to be conducted, other than those the failure of which to own, possess, obtain or be in compliance with would not (individually or in the aggregate) result in a Material Adverse Change. No suspension or cancellation of any such Permits, or proposal to make any of such Permits subject to limitations or conditions, is pending, or to the knowledge of Harvest threatened, except where the suspension or cancellation or the making subject to limitations or conditions would not (individually or in the aggregate) result in a Material Adverse Change.

(dd)

Reserves: Harvest made available to GLJ Petroleum Consultants Ltd. and McDaniel & Associates Consultants Ltd., prior to the issuance of the evaluation reports of such firms evaluating Harvest's crude oil and natural gas reserves as of December 31, 2008 as disclosed in the Public Record, all material information relating to the Project, including all information requested by GLJ Petroleum Consultants Ltd. and McDaniel & Associates Consultants Ltd., respectively, for the purposes of preparing their reports. All information made available by Harvest to GLJ Petroleum Consultants Ltd. and McDaniel & Associates Consultants Ltd., respectively, was accurate and correct in all material respects and did not omit any information necessary to make any information provided not misleading, and there has been no Material Adverse Change in any of the information provided since the date provided.

(ee)

Non-Arm's Length Transactions: There are no current contracts, commitments, agreements, arrangements or other transactions between Harvest or any of its subsidiaries on the one hand, and any officer or director of Harvest or any of its subsidiaries or any associate or affiliate of any such officer or director, on the other hand except for employment agreements, agreements and arrangements respecting director compensation and agreements and arrangements respecting the ownership of securities of Harvest.

(ff)

Collective Bargaining Matters: Except as set out in the Disclosure Letter, no trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any employees of Harvest or any of its subsidiaries by way of certification, interim certification, voluntary recognition, designation or successor rights, or to the knowledge of Harvest has attempted to acquire such rights, or has applied to have Harvest or any of its subsidiaries declared a related employer or successor employer pursuant to applicable labour legislation. Neither Harvest nor any of its subsidiaries has engaged in any unfair labour practices and, no strike, lock-out, work stoppage, or other material labour dispute is occurring or has occurred during the past two years. To Harvest's knowledge, there are no threatened or pending strikes, work stoppages, picketing, lock-outs, hand-billings, boycotts, slowdowns or similar labour related disputes pertaining to the Harvest or any of its subsidiaries. Neither Harvest nor any of its subsidiaries has engaged in any closing or lay-off activities within the past two years that would violate or in any way subject Harvest or any of its subsidiaries to group termination or lay-off requirements of Applicable Laws.

(gg)

Fairness Opinion. The board of directors of HOC has received a verbal Fairness Opinion to the effect that, as of the date of this Agreement, the consideration to be received by Unitholders under the Arrangement for their Trust Units is fair, from a financial point of view, to the Unitholders.

(hh)

Board Approval: The board of directors of HOC has unanimously approved the Arrangement and approved this Agreement, has unanimously determined that the Arrangement and this Agreement are in the best interests of Harvest and the Securityholders, has unanimously determined that the Arrangement is fair to the Securityholders, and has unanimously resolved to recommend approval of the Arrangement by the Securityholders.

(ii)

Corrupt Practices. There have been no actions taken or omissions made by or on behalf of Harvest or any of its subsidiaries which are in violation of the Foreign Corrupt Practices Act (United States) or the Corruption of Foreign Public Officials Act (Canada).

(jj)

Conduct of Business: Since December 31, 2008, Harvest and its subsidiaries have conducted and are conducting their business substantially in accordance with good oilfield and environmental practices and in compliance in all material respects with all Applicable Laws and applicable Permits in each jurisdiction in which they carry on business.

(kk)	Petroleum and Natural Gas Rights:

(i)

Although it does not warrant title to the Petroleum and Natural Gas Rights, Harvest does represent and warrant that none of Harvest or any of its subsidiaries has committed any act that would result in any of the Petroleum and Natural Gas Rights being cancelled, and that the Petroleum and Natural Gas Rights are free and clear of all Encumbrances or other interests created by, through or under Harvest or any of its subsidiaries, except for the Permitted Encumbrances.

(ii)

Subject to the rents, covenants and conditions of the Leases to be paid, performed and observed by the lessee and the Permitted Encumbrances, Harvest and its subsidiaries, as applicable, may hold the Petroleum and Natural Gas Rights for the remainder of the terms of the Leases, and all renewals or extensions of them, for its own benefit without interruption by any person claiming by, through or under Harvest or any of its subsidiaries

(ll)

No Net Profits or Other Interests: No officer, director or employee or any person not dealing at arm's length with Harvest or, to Harvest's knowledge, any associate or affiliate of any such person, owns, has or is entitled to any royalty, net profits interest, carried interest or any other encumbrances or claims of any nature whatsoever which are based on production from the Properties or any revenue or rights attributed thereto.

(mm)	Production Allowables and Production Penalties:

(i)

None of the Wells has been produced in excess of applicable production allowables imposed by any Applicable Laws or any Governmental Authority, and to Harvest's knowledge there are no impending changes in production allowables imposed by any Applicable Laws or any Governmental Authority that may be applicable to any such Wells, other than changes of general application in the jurisdiction in which the Wells are situate.

(ii)

Neither Harvest nor any of its subsidiaries has received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any Governmental Authority, including gas-oil ratio, off-target and overproduction penalties imposed by the Alberta Energy Resources Conservation Board, or any predecessor or successor thereto, and, to Harvest's knowledge, none of the Wells is subject to any such penalty or restriction.

(nn)

Outstanding AFEs: The aggregate amount of outstanding authorizations for expenditure pertaining to the Properties and any other commitments, approvals or authorizations pursuant to which an expenditure may be required to be made in respect of the Properties as at the date hereof does not exceed $50 million.

(oo)	Take or Pay Obligations: Except as set out in the Disclosure Letter, neither Harvest nor any of its subsidiaries has any take or pay obligations of any kind or nature whatsoever.

(pp)

Operation and Condition of Wells: All of the Wells for which Harvest or any of its subsidiaries: (i) was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Laws; and (ii) was not or is not operator have, to Harvest's knowledge, been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Laws.

(qq)

Operation and Condition of Tangibles: The Tangibles used or intended for use in connection with the Properties for which Harvest or any of its subsidiaries has been operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Laws during all periods in which Harvest or any of its subsidiaries was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business.

4.3

Privacy Issues

(a)

For the purposes of this Section 4.3, "Transferred Information" means the personal information (namely, information about an identifiable individual other than their business contact information when used or disclosed for the purpose of contacting such individual in that individual's capacity as an employee or an official of an organization and for no other purpose) to be disclosed or conveyed to one Party or any of its representatives or agents ("Recipient") by or on behalf of the Other Party ("Disclosing Party") as a result of or in conjunction with the transactions contemplated herein, and includes all such personal information disclosed to the Recipient prior to the execution of this Agreement.

(b)

Each Disclosing Party covenants and agrees to, upon request, use reasonable efforts to advise the Recipient of the purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates and the additional purposes where the Disclosing Party has notified the individual of such additional purpose, and where required by Applicable Laws, obtained the consent of such individual to such use or disclosure.

(c)	In addition to its other obligations hereunder, Recipient covenants and agrees to:

(i)

prior to the completion of the transactions contemplated herein, collect, use and disclose the Transferred Information solely for the purpose of reviewing and completing the transactions contemplated herein, including for the purpose of determining to complete such transactions;

(ii)	after the completion of the transactions contemplated herein;

(A)

collect, use and disclose the Transferred Information only for those purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates or for the completion of the transactions contemplated herein, unless (I) the Disclosing Party or Recipient have first notified such individual of such additional purpose, and where required by Applicable Laws, obtained the consent of such individual to such additional purpose, or (II) such use or disclosure is permitted or authorized by Applicable Laws, without notice to, or consent from, such individual; and

(B)

where required by Applicable Laws, promptly notify the individuals to whom the Transferred Information relates that the transactions contemplated herein have taken place and that the Transferred Information has been disclosed to Recipient;

(iii)	return or destroy the Transferred Information, at the option of the Disclosing Party, should the transactions contemplated herein not be completed; and

(iv)

notwithstanding any other provision herein, where the disclosure or transfer of Transferred Information to Recipient requires the consent of, or the provision of notice to, the individual to which such Transferred Information relates, to not require or accept the disclosure or transfer of such Transferred Information until the Disclosing Party has first notified such individual of such disclosure or transfer and the purpose for same, and where required by Applicable Laws, obtained the individual's consent to same and to only collect, use and disclose such information to the extent necessary to complete the transactions contemplated herein and as authorized or permitted by Applicable Laws.

ARTICLE 5
CONDITIONS PRECEDENT

5.1

Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)	the board of directors of KNOC shall have approved this Agreement and the transactions contemplated hereby by no later than 17:00 hours (Calgary time) on October 29, 2009;

(b)

the Interim Order shall have been granted by the Court in form and on terms consistent with this Agreement and such order shall not have been set aside or modified in a manner unacceptable to the Purchaser and Harvest, each acting reasonably, on appeal or otherwise;

(c)	the Special Resolution shall have been passed by Unitholders and Rightholders in accordance with the Interim Order;

(d)

the Final Order shall have been granted by the Court in form and on terms consistent with this Agreement and such order shall not have been set aside or modified in a manner unacceptable to the Purchaser and Harvest, each acting reasonably, on appeal or otherwise;

(e)	the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to the Purchaser and Harvest, each acting reasonably;

(f)

all consents, waivers, permits, orders, decrees and approvals of any Governmental Authority and the expiry of any waiting periods, required to permit the consummation of the Arrangement, the failure of which to obtain would render completion of the Arrangement unlawful, shall have been obtained or satisfied on terms satisfactory to the Purchaser and Harvest, each acting reasonably; and

(g)

there shall not be in effect any Applicable Law that makes the consummation of the Arrangement or any other transactions contemplated herein which are necessary to complete the Arrangement illegal or otherwise prohibited or enjoins any Party from consummating the Arrangement or any other transactions contemplated herein which are necessary to complete the Arrangement.

The foregoing conditions are for the mutual benefit of Harvest on the one hand and the Purchaser on the other hand and may be waived, in whole or in part, jointly by the Parties at any time. If any of the said conditions precedent shall not be complied with or waived as aforesaid on or before the Outside Date, then subject to Section 5.4, a Party may terminate this Agreement by written notice to the Other Party in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of such terminating Party’s breach of this Agreement.

5.2

Additional Conditions to Obligations of Purchaser

The obligations of the Purchaser to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)	Harvest shall have furnished the Purchaser with:

(i)	certified copies of the resolutions duly passed by the Board approving this Agreement and the consummation of the transactions contemplated hereby; and

(ii)	certified copies of the resolutions of Securityholders duly passed at the Special Meeting, approving the Special Resolution;

(b)

the representations and warranties made by Harvest in this Agreement which are qualified by the expression “material” shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as if made on and as of an earlier date in which case the representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Harvest in this Agreement which are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as if made on and as of an earlier date in which case the representations and warranties shall be true and correct in all material respects as of such earlier date), and Harvest shall have provided to the Purchaser a certificate of Harvest signed by two senior officers of HOC certifying such accuracy dated as of the Effective Date;

(c)

Harvest shall have complied in all material respects with its covenants herein and Harvest shall have provided to the Purchaser a certificate of Harvest signed by two senior officers of HOC certifying compliance with such covenants dated as of the Effective Date;

(d)	the Required Approvals shall have been obtained on terms and conditions satisfactory to the Purchaser, acting reasonably;

(e)	from and after the date hereof and up to and including the Effective Date, there shall not have occurred or have been disclosed to the public a Material Adverse Change;

(f)	rights of dissent shall not have been granted to Rightholders pursuant to the Interim Order or Final Order or otherwise in connection with the Arrangement;

(g)

holders of not greater than 5% of the aggregate outstanding Trust Units, shall have validly exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date; and

(h)

no legal action or proceeding that has a reasonable prospect of ultimate success and that is not frivolous or vexatious shall have been commenced after the date hereof by any person to cease trade, enjoin, prohibit or impose material limitations or conditions on the completion of the Arrangement or the right of the Purchaser to own or exercise full rights of ownership of all Trust Units.

The foregoing conditions precedent are for the exclusive benefit of the Purchaser and may be waived, in whole or in part, by the Purchaser in writing at any time. If any of the said conditions shall not be complied with or waived by the Purchaser on or before the Outside Date, then subject to Section 5.4, the Purchaser may terminate this Agreement by written notice to Harvest in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of the Purchaser's breach of this Agreement.

5.3

Additional Conditions to Obligations of Harvest

The obligations of Harvest to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)

the representations and warranties made by KNOC in this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as if made on and as of an earlier date in which case the representations and warranties shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and KNOC shall have provided to Harvest a certificate of KNOC signed by two senior officers of KNOC certifying such accuracy dated as of the Effective Date; and

(b)

KNOC and the Purchaser shall have complied in all material respects with their covenants herein, and the Purchaser shall have provided to Harvest a certificate of KNOC signed by two senior officers of KNOC certifying compliance by KNOC and the Purchaser with such covenants dated as of the Effective Date.

The foregoing conditions precedent are for the exclusive benefit of Harvest and may be waived, in whole or in part, by Harvest in writing at any time. If any of the said conditions shall not be complied with or waived by Harvest on or before the Outside Date, then subject to Section 5.4, Harvest may terminate this Agreement by written notice to the Purchaser in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of Harvest's breach of this Agreement.

5.4

Notice and Cure Provisions

Each Party will give prompt notice to the Other Party of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, or would be likely to:

(a)	cause any of the representations or warranties of the Other Party contained herein to be untrue or inaccurate in any material respect on the date hereof or on the Effective Date, as applicable;

(b)	result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by the Other Party prior to the Effective Date; or

(c)	result in the failure to satisfy any of the conditions precedent in its favour contained in Sections 5.1, 5.2 or 5.3, as the case may be.

A Party may elect not to complete the transactions contemplated hereby pursuant to the conditions precedent contained in Sections 5.1, 5.2 and 5.3 or exercise any termination right arising therefrom; provided, however, that:

(i)

forthwith and in any event prior to the filing of the Final Order and Articles of Arrangement for acceptance by the Registrar, the Party intending to rely thereon has delivered a written notice to the Other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment of the applicable condition precedent or termination right, as the case may be; and

(ii)

if any such notice is delivered, and a Party is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the Other Party may not terminate this Agreement until the earlier of the Outside Date and the expiration of a period of five Business Days from such notice.

If such notice has been delivered prior to the date of the Special Meeting, Harvest shall have the right, but not the obligation, to postpone such Special Meeting until the expiry of such period.

5.5

Satisfaction of Conditions

The conditions set out in Sections 5.1, 5.2 and 5.3 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

ARTICLE 6
AGREEMENT AS TO DAMAGES, EXPENSES AND OTHER ARRANGEMENTS

6.1

Purchaser Damages

If, at any time after the execution and delivery of this Agreement and prior to its termination (and provided that KNOC and the Purchaser are not in default of any of their material obligations under this Agreement and that none of the representations or warranties of KNOC set out in this Agreement is incorrect (in any material respect in cases where such representations and warranties are not already subject to a materiality qualifier)), one of the following events (each a “Purchaser Damages Event”) occurs:

(a)

the Board withdraws, amends, changes or qualifies, or proposes publicly to withdraw, amend, change or qualify, in any manner adverse to the Purchaser, any of its recommendations or determinations referred to in Section 4.2(hh);

(b)

any bona fide Acquisition Proposal for the Trust Units is publicly announced or commenced, and the Board shall have failed to publicly reaffirm and maintain its recommendations or determinations referred to in Section 4.2(hh) within 3 days after the public announcement or commencement of any such Acquisition Proposal;

(c)	the Board shall have recommended that Unitholders deposit their Trust Units under, vote in favour of, or otherwise accept, an Acquisition Proposal;

(d)

Harvest shall have entered into any agreement with any person with respect to an Acquisition Proposal prior to completion of the Arrangement, excluding a confidentiality agreement entered into in compliance with Section 3.4;

(e)

an Acquisition Proposal is publicly announced, proposed, offered or made to Harvest or the Unitholders by any person (other than the Purchaser or another affiliate of KNOC) and such Acquisition Proposal, an amended version thereof or any other Acquisition Proposal involving Harvest is consummated or a definitive agreement relating to any such Acquisition Proposal is entered into or agreed to by Harvest before the expiry of twelve months following the date of the termination of this Agreement;

(f)	Harvest shall have breached this Agreement in any material respect and failed to cure such breach within five business days of being notified by the Purchaser of the breach,

then in the event of the termination of this Agreement pursuant to Section 8.1, Harvest shall pay to the Purchaser (or as the Purchaser may direct in writing) the amount of $10 million if the event listed in Section 6.1(f) occurs and the amount of $100 million if any of the other listed events occurs (the “Purchaser Termination Fee”) as liquidated damages in immediately available funds to an account designated by the Purchaser. On the date of the earliest of any of the events specified in Sections 6.1(a) to (f), Harvest shall be deemed to hold such amount in trust for the Purchaser. In the event that an Acquisition Proposal is publicly announced, proposed, offered or made to holders of Trust Units as contemplated by Section 6.1(e), Harvest agrees to deliver to the Purchaser, at least 3 Business Days prior to the scheduled expiry of such Acquisition Proposal, an irrevocable letter of credit, in form satisfactory to the Purchaser, acting reasonably, drawable within one Business Day after the Purchaser shall have delivered to the issuing party a written certificate confirming the occurrence of an event specified in Section 6.1(e) or such other form of security as is satisfactory to the Purchaser, acting reasonably.

Any payment pursuant to Section 6.1 shall be without prejudice to the rights or remedies available to the Purchaser upon the breach of any provision of this Agreement.

For the purposes of Section 6.1(b), an announcement by the Board that it does not have all the information necessary to properly evaluate the Acquisition Proposal and accordingly is reaffirming and maintaining its recommendation of the Arrangement pending receipt and analysis of additional information shall not constitute an event within the ambit of Section 6.1(b) hereof or trigger any obligations to make the payment contemplated by this Section, provided that the Board, not less than five days before the anticipated Effective Date, publicly reaffirms and maintains its recommendation of the Arrangement as set forth in Section 4.2(hh) to holders of Trust Units without the foregoing qualification in respect of receipt and analysis of additional information relating to the Acquisition Proposal.

ARTICLE 7
AMENDMENT

7.1

Amendment of Agreement

This Agreement (excluding the Plan of Arrangement which may only be amended in accordance with Section 7.2) may at any time and from time to time before or after the holding of the Special Meeting be amended by written agreement of the Parties without, subject to Applicable Law, further notice to or authorization on the part of Securityholders and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; or

(d)	waive compliance with or modify any other conditions precedent contained herein,

provided that no such change, waiver or modification which is agreed to after the Parties are granted the Interim Order may reduce or materially adversely affect the consideration to be received by Securityholders without approval by Securityholders given in the same manner as required for the approval of the Arrangement or as may ordered by the Court.

The Parties agree that if KNOC or the Purchaser proposes any amendment or amendments to this Agreement or the Arrangement, or proposes an alternative transaction such as a take-over bid, Harvest will act reasonably in considering such amendment or alternative transaction and provided that (i) the Purchaser otherwise complies with Section 2.6 and (ii) that no such amendment or alternative transaction could reasonably be expected to be prejudicial to Harvest or any of its subsidiaries or the Securityholders in any material respect.

7.2

Amendment of Plan of Arrangement

(a)

The Parties may agree to amend the Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment must be: (i) set out in writing; (ii) filed with the Court and, if made following the Special Meeting, approved by the Court; and (iii) communicated to Securityholders if and as required by Applicable Laws or the Court.

(b)

Any amendment to the Plan of Arrangement agreed to by the Parties at any time prior to or at the first to occur of the Special Meeting, which is proposed and accepted by Securityholders voting at the Special Meeting, shall become part of the Plan of Arrangement for all purposes.

(c)	Any amendment to the Plan of Arrangement that is approved by the Court following the Special Meeting shall be effective only if it is consented to by each of the Parties.

ARTICLE 8
TERMINATION

8.1

Termination

This Agreement may be terminated at any time prior to the Effective Date (or such earlier date as is specified below):

(a)	by mutual written consent of KNOC and the Purchaser, on the one hand, and HOC and Harvest, on the other hand;

(b)	by KNOC or the Purchaser upon the occurrence of a Purchaser Damages Event as provided in Section 6.1;

(c)

by HOC or Harvest upon the occurrence of a Purchaser Damages Event as provided in Section 6.1(d) relating to a Superior Proposal (in accordance with Section 3.4(b)(vi) and provided Harvest has complied with its obligations set forth in Section 3.4(d)) and the payment by Harvest to the Purchaser of the amount required by Section 6.1; or

(d)	as provided in Sections 5.1, 5.2 and 5.3, subject to Section 5.4.

In the event of the termination of this Agreement in the circumstances set out in Subsections (a) through (d) of this Section 8.1, this Agreement shall forthwith become void and no Party shall have any liability or further obligation to the Other Party hereunder except with respect to the obligations set forth in Section 3.4, Section 4.3 and Section 6.1 and the obligations in the Confidentiality Agreement, which shall survive such termination.

ARTICLE 9
NOTICES

9.1

Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile, or as of the following Business Day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by either Party by notice to the other given in accordance with these provisions):

(a)	in the case of KNOC or the Purchaser, to:

1588-14, Gwanyang-dong, Dongan-gu,
Anyang, Gyeonggi-do, Korea 431-711

Attention:	Seong Hoon Kim, Senior Executive Vice President
Facsimile:	+82-31-384-1275

with a copy to:

Bennett Jones LLP
4500, 855 – 2nd Street S.W.
Calgary, Alberta T2P 4K7

Attention:	David Spencer / Colin Perry
Facsimile:	(403) 265-7219

(b)	in the case of HOC or Harvest, to:

Suite 2100, 330 – 5th Avenue S.W.
Calgary, Alberta T2P 0L4

Attention:	John Zahary, President and Chief Executive Officer
Facsimile:	(403) 265-3490

with a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350 – 7th Avenue S.W.
Calgary, Alberta T2P 3N9

Attention:	Grant A. Zawalsky / Keith A. Greenfield
Facsimile:	(403) 260-0330

ARTICLE 10
GENERAL

10.1

Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties hereto.

10.2

Assignment

No Party to this Agreement may assign any of its rights or obligations under this Agreement without prior written consent of the Other Party. Notwithstanding the foregoing sentence, without the prior consent of Harvest, the Purchaser and its permitted assigns may at any time, in their sole discretion, assign in whole or in part its rights under this Agreement to any of its affiliates provided such affiliate executes and delivers a counterpart to this Agreement pursuant to which it agrees to be bound by the terms of this Agreement as if it were the Purchaser but no such assignment shall relieve KNOC or the Purchaser of its obligations hereunder.

10.3

Disclosure

Each Party shall receive the prior consent, not to be unreasonably withheld, of the Other Party prior to issuing or permitting any director, officer, employee or agent to issue, any press release or other written statement with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, if either Party is required by Applicable Law or administrative regulation to make any disclosure relating to the transactions contemplated herein, such disclosure may be made, but that Party will consult with the Other Party as to the wording of such disclosure prior to its being made.

10.4

Costs

Except as contemplated herein (including Section 6.1 hereof), each Party hereto covenants and agrees to bear its own costs and expenses in connection with the transactions contemplated hereby, whether or not the Arrangement is completed.

10.5

Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)

the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

10.6

Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the Other Party hereto, but without further consideration, do all such further acts, directly, and to the extent applicable through its subsidiaries or affiliates, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof including the Plan of Arrangement, including all such conveyances, transfers, consents, assignment and assumption agreements and other documents or writings as may be reasonably required to give effect the this Agreement and the transactions contemplated hereby.

10.7

Effectiveness

This Agreement shall be effective as of the date first written above.

10.8

Time of Essence

Time shall be of the essence of this Agreement.

10.9

Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the jurisdiction of the courts of the Province of Alberta in respect of all matters arising under or in relation to this Agreement.

10.10

Waiver

No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

10.11

Third Party Beneficiaries

The provisions of Section 3.1(i) and Section 3.1(j) are: (i) intended for the benefit of all present and former trustees, directors and officers of KNOC and its subsidiaries and Harvest and its subsidiaries, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such persons and his or her heirs, executors administrators and other legal representatives (collectively, the “Third Party Beneficiaries”) and

Harvest shall hold the rights and benefits of Section 3.1(i) and Section 3.1(j) in trust for and on behalf of the Third Party Beneficiaries and Harvest hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries; and (ii) are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

10.12

Counterparts

This Agreement may be executed by the Parties by facsimile and in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

10.13

Obligations

The Parties acknowledge that the obligations of Harvest hereunder shall not be personally binding upon the trustee under the Harvest Trust Indenture, or any of the Unitholders and that any recourse against Harvest, such trustee, or any Unitholder in any manner in respect of any indebtedness, obligation or liability of Harvest arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the trust property of Harvest.

[remainder of page left blank intentionally – signatures follow]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

HARVEST ENERGY TRUST, by its
Administrator, Harvest Operations Corp.

By:	(signed) "John E. Zahary"
John E. Zahary
President and Chief Executive Officer

HARVEST OPERATIONS CORP.

By:	(signed) "John E. Zahary"
John E. Zahary
President and Chief Executive Officer

KOREA NATIONAL OIL CORPORATION

By:	(signed) "Seong Hoon Kim"
Seong Hoon Kim
Senior Executive Vice President

KNOC CANADA LTD.

By:	(signed) "Seong Hoon Kim"
Seong Hoon Kim
Chairman

A-1

EXHIBIT A

SPECIAL RESOLUTION

BE IT RESOLVED THAT:

1.

the arrangement under section 193 of the Business Corporations Act (Alberta) (the “Arrangement”) substantially as set forth in the plan of arrangement (the “Plan of Arrangement”) attached as a schedule to the Information Circular and Proxy Statement of Harvest Energy Trust dated November 13, 2009 (the “Information Circular”) accompanying the notice of special meeting is hereby authorized, approved, ratified and confirmed;

2.

the amended and restated arrangement agreement among Korea National Oil Corporation, KNOC Canada Ltd., Harvest Energy Trust and Harvest Operations Corp. dated effective October 21, 2009 (the “Arrangement Agreement”), a copy of which is attached as a schedule to the Information Circular accompanying the notice of Special Meeting, with such further amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 4 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby authorized, approved, ratified and confirmed;

3.

notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen’s Bench of Alberta, the board of directors of Harvest Operations Corp. may, without further notice to or approval of the securityholders of Harvest Energy Trust, subject to the terms of the Arrangement, (i) amend or terminate the Arrangement Agreement or the Plan of Arrangement or (ii) revoke this resolution at any time prior to the filing of articles of arrangement giving effect to the Arrangement; and

4.

any director or officer of Harvest Operations Corp. is hereby authorized, for and on behalf of Harvest Energy Trust, to execute and deliver articles of arrangement and to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument,and the taking of any such action.

EXHIBIT B

PLAN OF ARRANGEMENT
UNDER SECTION 193 OF THE BUSINESS CORPORATIONS ACT (ALBERTA), R.S.A. 2000, c. B-9

ARTICLE 1
INTERPRETATION

Definitions

In this Plan of Arrangement, unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:

“1485300” means 1485300 Alberta Ltd., a corporation existing under the laws of the Province of Alberta;

“ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

“affiliate” shall have the meaning ascribed thereto in section 1.2 of National Instrument 45-106 – Prospectus and Registration Exemptions as in effect on the date hereof;

“Applicable Laws”, in the context that refers to one or more persons, means any domestic or foreign, federal, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority, and any terms and conditions of any grant of approval, permission, authority or license of any Governmental Authority, that is binding upon or applicable to such person or persons or its or their business, undertaking, property or securities and emanate from a person having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

“Arrangement” means the arrangement involving KNOC, the Purchaser, the Trust, HOC, NARL, Breeze Trust No. 1, 1115638 Alberta Ltd., Breeze Trust No. 2, 1115650 Alberta Ltd., CNG Trust, Viking, 1485300, Valiant Trust Company, TrusteeCo and the Securityholders pursuant to Section 193 of the ABCA on the terms and subject to the conditions set forth in this Plan of Arrangement;

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement;

“Breeze Trust No. 1” means Harvest Breeze Trust No. 1, a trust existing under the laws of the Province of Alberta;

“Breeze Trust No. 2” means Harvest Breeze Trust No. 2, a trust existing under the laws of the Province of Alberta;

“Business Day” means any day other than a Saturday, a Sunday and a statutory holiday in Calgary, Alberta and Seoul, South Korea;

“CNG Trust” means Calpine Natural Gas Trust, a trust existing under the laws of the Province of Alberta;

“Court” means the Court of Queen's Bench of Alberta;

“Depositary” means Valiant Trust Company, a trust company existing under the laws of Canada, in its capacity as depositary under the Arrangement;

“Dissent Rights” has the meaning ascribed thereto in Section 3.1;

‘‘Encumbrance” includes, without limitation, any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest in property, option, right of first refusal or offer, adverse claim, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

“Effective Date” means the date on which the Arrangement becomes effective pursuant to the ABCA;

“Effective Time” means the first moment in time in Calgary, Alberta on the Effective Date, or such other moment in time in Calgary, Alberta on the Effective Date as the Purchaser and HOC, each acting reasonably, may agree in writing prior to the Effective Date;

“Exercise Price” means the Canadian dollar price at which a Trust Unit Right may be exercised;

“Final Order” means the order of the Court approving the Arrangement, as such order may be affirmed, amended or modified by the Court or a court of competent jurisdiction on an appeal therefrom;

“Governmental Authority” means any:

(a)

multinational, federal, national, provincial, state, regional, municipal, local or other government or any governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry or agency, domestic or foreign;

(b)	any subdivision, agent, commission, board or authority of any of the foregoing;

(c)	any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or

(d)	any stock exchange;

“HOC” means Harvest Operations Corp., a corporation existing under the laws of the Province of Alberta, and following the amalgamation provided for under Section 2.3(l) of this Plan of Arrangement means the amalgamated corporation continuing therefrom;

“Interim Order” means the interim order of the Court concerning the Arrangement under Subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the holding of the Special Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“KNOC” means Korea National Oil Corporation, a body corporate existing under the laws of the Republic of Korea;

“Letter of Transmittal” means the letter of transmittal sent to Unitholders for use in connection with the Arrangement;

“NARL” means North Atlantic Refining Limited, a corporation existing under the laws of the Province of Newfoundland and Labrador;

“NPI Agreements” means, collectively, the agreements between the Trust and Breeze Trust No. 1 and between the Trust and HOC pursuant to which HOC and Breeze Trust No. 1, as applicable, are obligated to make monthly payments to the Trust of an amount equal to 99% of their respective net profits determined in accordance with such agreements;

“person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement substantially, as amended or supplemented from time to time in accordance with the terms of the Arrangement Agreement and hereof;

“Purchaser” means KNOC Canada Ltd., a corporation existing under the laws of the Province of Alberta and a subsidiary of KNOC;

“Registrar” means the Registrar of Corporations or a Deputy Registrar of Corporations appointed under Section 263 of the ABCA;

“Rights” means, collectively, the Trust Unit Rights and the Unit Awards; “Rightholders” means holders of Trust Unit Rights and Unit Awards; “Securityholders” means the Unitholders and Rightholders;

“Special Meeting” means the special meeting of Securityholders to be held to consider the Special Resolution and related matters, and any adjournment(s) thereof;

“Special Resolution” means the special resolution in respect of the Arrangement to be considered at the Special Meeting;

“Trust” means Harvest Energy Trust, a trust existing under the laws of the Province of Alberta;

“Trust Units” means the ordinary trust units of the Trust;

“Trust Unit Incentive Plans” means, collectively, the Trust Unit Rights Incentive Plan and the Unit Award Incentive Plan;

“Trust Unit Rights” means rights issued under the Trust Unit Rights Incentive Plan;

“Trust Unit Rights Incentive Plan” means the trust unit rights incentive plan of the Trust;

“TrusteeCo” means 1496965 Alberta Ltd., a corporation existing under the laws of the Province of Alberta;

“Unit Award Incentive Plan” means the unit award incentive plan of the Trust;

“Unit Awards” means unit awards issued under the Unit Award Incentive Plan;

“Unitholders” means the holders from time to time of Trust Units; and

“Viking” means Viking Energy Royalty Trust, a trust existing under the laws of the Province of Alberta.

1.2

Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into articles, Sections and Subsections is for convenience of reference only and does not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Plan of Arrangement (including the exhibit attached hereto) and not to any particular article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3

Number, etc.

Words importing the singular number include the plural and vice versa and words importing the use of any gender include all genders.

1.4

Date for Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action is required to be taken on the next succeeding day which is a Business Day.

1.5

Currency

All references to “$” or sums of money that are referred to in this Plan of Arrangement are expressed in lawful money of Canada, unless specified otherwise.

1.6

Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time in Calgary, Alberta, unless otherwise stipulated herein.

ARTICLE 2
THE ARRANGEMENT

2.1

Arrangement Agreement

This Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.2

Binding Effect

This Plan of Arrangement and the Arrangement will become effective at the Effective Time and will be binding at and after the Effective Time on:

(a)	KNOC, the Purchaser and TrusteeCo;

(b)	the Trust, HOC, NARL and 1485300;

(c)	Breeze Trust No. 1, Breeze Trust No. 2, CNG Trust and Viking;

(d)	Valiant Trust Company, 1115638 Alberta Ltd. and 1115650 Alberta Ltd.; and

(e)	all registered and beneficial holders of Trust Units and Rights.

2.3

Arrangement

Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further authorization, act or formality required on the part of any person, except as expressly provided herein:

(a)

the trust indentures, declarations of trust or similar documents pursuant to which each of the Trust, Breeze Trust No. 1, Breeze Trust No. 2, CNG Trust and Viking was established and settled, the Trust Unit Rights Incentive Plan and the Unit Award Incentive Plan shall be amended:

(i)	to the extent necessary to enable the Rights held by each Rightholder to be transferred to and acquired by NARL and HOC, respectively, in accordance with Sections 2.3(b) and 2.3(c), as applicable;

(ii)

to the extent necessary to enable TrusteeCo to be appointed as the trustee of each of the Trust, Breeze Trust No. 1, Breeze Trust No. 2, CNG Trust and Viking, all in accordance with Sections 2.3(d) through 2.3(h), inclusive;

(iii)	to the extent necessary to enable the Trust Units held by each Unitholder to be transferred to and acquired by the Purchaser in accordance with Section 2.3(m) and Section 2.3(n), as applicable; and

(iv)	otherwise to the extent necessary to facilitate the Arrangement;

(b)

each Trust Unit Right and each Unit Award held by a Rightholder that was an employee of NARL at the time of receiving his or her Rights shall be transferred, without any further act or formality, by the holder thereof to NARL (free and clear of any Encumbrances, and notwithstanding any vesting conditions) in exchange for a cash payment from NARL equal to:

(i)	in respect of each such Trust Unit Right, the greater of $0.01 and the amount, if any, by which $10.00 exceeds the Exercise Price thereof (less all applicable withholding taxes); and

(ii)	in respect of each such Unit Award, $10.00 for each Trust Unit issuable on the exercise of such Unit Award (less all applicable withholding taxes),

(c)

each Trust Unit Right and each Unit Award that is not dealt with under Section 2.3(b) shall be transferred, without any further act or formality, by the holder thereof to HOC (free and clear of any Encumbrances, and notwithstanding any vesting conditions) in exchange for a cash payment from HOC equal to:

and the holders of such Rights shall cease to have any rights in respect of such Rights other than the right to receive the cash consideration to which they are entitled pursuant to this Section 2.3(b), and all such Rights shall be deemed terminated and none of KNOC, the Purchaser, the Trust, HOC, NARL or any other party to the Arrangement shall have any liabilities or obligations with respect to such Trust Unit Rights except pursuant to this Section 2.3(b);

(i)	in respect of each such Trust Unit Right, the greater of $0.01 and the amount, if any, by which $10.00 exceeds the Exercise Price thereof (less all applicable withholding taxes); and

(ii)	in respect of each such Unit Award, $10.00 for each Trust Unit issuable on the exercise of such Unit Award (less all applicable withholding taxes),

and the holders of such Rights shall cease to have any rights in respect of such Rights other than the right to receive the cash consideration to which they are entitled pursuant to this Section 2.3(c), and all such Rights shall be deemed terminated and none of KNOC, the Purchaser, the Trust, HOC, NARL or any other party to the Arrangement shall have any liabilities or obligations with respect to such Trust Unit Rights except pursuant to this Section 2.3(c);

(d)	Valiant Trust Company shall be removed as trustee of the Trust, and TrusteeCo shall be appointed as trustee of the Trust in substitution for, and as successor to, Valiant Trust Company;

(e)

1115638 Alberta Ltd. shall be removed as trustee of Breeze Trust No. 1, and TrusteeCo shall be appointed as trustee of Breeze Trust No. 1 in substitution for, and as successor to, 1115638 Alberta Ltd.;

(f)

1115650 Alberta Ltd. shall be removed as trustee of Breeze Trust No. 2, and TrusteeCo shall be appointed as trustee of Breeze Trust No. 2 in substitution for, and as successor to, 1115650 Alberta Ltd.;

(g)	HOC shall be removed as trustee of CNG Trust, and TrusteeCo shall be appointed as trustee of CNG Trust in substitution for, and as successor to, HOC;

(h)	HOC shall be removed as trustee of Viking, and TrusteeCo shall be appointed as trustee of Viking in substitution for, and as successor to, HOC;

(i)

all right, title and interest of the Trust in, to and under the NPI Agreements (including, without limitation, the net profits interests granted to the Trust under the NPI Agreements) shall be transferred by the Trust to 1485300 in exchange for the issue by 1485300 to the Trust of 1,000,000,000 common shares of 1485300;

(j)

the 1,000,000,000 common shares of 1485300 issued to the Trust under Section 2.3(i) above shall be transferred by the Trust to HOC in exchange for the issue by HOC to the Trust of one common share of HOC;

(k)

the stated capital account of 1485300 maintained for the common shares of 1485300 shall be reduced to $1.00 without any repayment of capital or payment of any other consideration in respect of the reduction;

(l)	HOC and 1485300 (together, the "amalgamating corporations") shall be amalgamated and continued as one corporation (the "amalgamated corporation") in accordance with the following:

(i)	the articles of the amalgamated corporation shall be the same as the articles of HOC;

(ii)	all of the shares of 1485300 that are owned by HOC shall be cancelled without any repayment of capital or payment of any other consideration in respect of those shares;

(iii)	the property of each amalgamating corporation shall continue to be the property of the amalgamated corporation;

(iv)	the amalgamated corporation shall continue to be liable for the obligations of each amalgamating corporation;

(v)	any existing cause of action, claim or liability to prosecution of either of the amalgamating corporations shall be unaffected;

(vi)	any civil, criminal or administrative action or proceeding pending by or against either of the amalgamating corporations may be continued to be prosecuted by or against the amalgamated corporation;

(vii)	a conviction against, or ruling, order or judgment in favour of or against, either of the amalgamating corporations may be enforced by or against the amalgamated corporation;

(viii)

the articles of amalgamation of the amalgamated corporation shall be deemed to be the articles of incorporation of the amalgamated corporation, and the certificate of amalgamation of the amalgamated corporation shall be deemed to be the certificate of incorporation of the amalgamated corporation;

(ix)	the by-laws of the amalgamated corporation shall be the by-laws of HOC;

(x)	the first directors of the amalgamated corporation shall be the directors of HOC;

(xii)	the first officers of the amalgamated corporation shall be the officers of HOC; and

(xiii)	the registered office of the amalgamated corporation shall be the registered office of HOC; and

(m)

all Trust Units held by Unitholders in respect of which Dissent Rights have been validly exercised (the “Dissenting Unitholders”) shall be transferred, without any further act or formality, by the holder thereof to the Purchaser (free and clear of any Encumbrances) and:

(i)

such Dissenting Unitholders shall cease to be the holders of such Trust Units and to have any rights as holders of such Trust Units or as beneficiaries of the Trust other than the right to be paid fair value for such Trust Units as set out in Section 3.1;

(ii)	such Dissenting Unitholders’ names shall be removed from the registers of Unitholders maintained by or on behalf of the Trust; and

(iii)

the Purchaser shall be deemed to be the transferee of such Trust Units (free and clear of any Encumbrances) and shall be entered in the registers of Unitholders maintained by or on behalf of the Trust as the holder of the Trust Units so transferred;

(n)

each Trust Unit outstanding immediately prior to the Effective Time (other than Trust Units subject to Section 2.3(m) above) shall be transferred, without any further act or formality, by the holder thereof to the Purchaser (free and clear of any Encumbrances) in exchange for a cash payment from the Purchaser equal to $10.00 for each such Trust Unit, and:

(i)

the holders of such Trust Units immediately before the Effective Time shall cease to be holders thereof and to have any rights as holders of such Trust Units or as beneficiaries of the Trust other than the right to be paid $10.00 per Trust Unit in accordance with this Plan of Arrangement;

(ii)	such holders’ names shall be removed from the registers of Unitholders maintained by or on behalf of the Trust; and

(iii)

the Purchaser shall be deemed to be the transferee of such Trust Units (free and clear of any Encumbrances), shall be entered in the registers of Unitholders maintained by or on behalf of the Trust as the holder of the Trust Units so transferred, and shall thereupon become the sole beneficiary of the Trust; and

(o)

the fifth amended and restated trust indenture dated May 20, 2008 between Valiant Trust Company, as trustee, and HOC pursuant to which the Trust was established and settled shall be amended to make the Trust Units redeemable, at the election of the Trust or the holder, at a redemption price of $10.00 per Trust Unit.

ARTICLE 3
RIGHTS OF DISSENT

3.1

Rights of Dissent

Each registered Unitholder shall have the right to dissent with respect to the Special Resolution in accordance with the provisions of Section 191 of the ABCA as modified by the terms of this Plan of Arrangement and the Interim Order (“Dissent Rights”). Registered Unitholders who duly exercise their Dissent Rights and who:

(a)

are ultimately entitled to be paid the fair value of their Trust Units shall be deemed to have transferred such Trust Units to the Purchaser at the Effective Time contemporaneously with the step of this Plan of Arrangement set out in Section 2.3(n) being effective, without any further act or formality and free and clear of all Encumbrances, and shall be entitled to receive from the Purchaser a cash payment from the Purchaser equal to such fair value; or

(b)

are ultimately determined not to be entitled, for any reason, to be paid the fair value of their Trust Units shall be deemed to have transferred such Trust Units to the Purchaser at the Effective Time contemporaneously with the step of this Plan of Arrangement set out in Section 2.3(n) being effective, without any further act or formality and free and clear of all Encumbrances, and shall be entitled to receive from the Purchaser the amount described in Section 2.3(n) for each Trust Unit.

The fair value of the Trust Units shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved at the Special Meeting.

3.2

Recognition of Dissenting Unitholders

(a)

In no circumstances shall KNOC, the Purchaser, HOC, the Trust or any other person be required to recognize a person exercising Dissent Rights unless such person is the registered holder of those Trust Units in respect of which such rights are sought to be exercised.

(b)

For greater certainty, in no case shall KNOC, the Purchaser, HOC, the Trust or any other person be required to recognize Unitholders who validly exercise Dissent Rights as holders of Trust Units or as beneficiaries of the Trust after the Effective Time, and the names of such Unitholders shall be removed from the registers of holders of Trust Units.

(c)

In addition to any other restrictions in Section 191 of the ABCA, none of the following shall be entitled to exercise Dissent Rights: (i) Rightholders; and (ii) Unitholders who vote, or who have or have been deemed to have instructed a proxy holder to vote, in favour of the Special Resolution.

ARTICLE 4
CERTIFICATES AND PAYMENTS

4.1

Payment of Consideration

(a)

Prior to the Effective Time, the Purchaser shall deposit or cause to be deposited cash with the Depositary, to be held in escrow for the benefit of Unitholders, in the aggregate amount equal to the payments in respect of the Trust Units required by Section 2.3(p) of this Plan of Arrangement. The cash deposited with the Depositary shall be held in an interest-bearing account, and any interest earned on such funds shall be for the account of the Purchaser.

(b)

Forthwith following the Effective Time, NARL and HOC shall cause to be paid to the Rightholders the amounts payable in respect of the Rights required by Section 2.3(b) and Section 2.3(c) of this Plan of Arrangement, as applicable.

(c)

Upon surrender to the Depositary for cancellation of a certificate or certificates (as applicable) which immediately prior to the Effective Time represented outstanding Trust Units that were transferred pursuant to Section 2.3(p) together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Unitholder represented by such surrendered certificate(s) shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the cash which such holder has the right to receive under the Arrangement for such Trust Units and/or Rights, as the case may be, less any amounts withheld pursuant to Section 4.3, and any certificate(s) so surrendered shall forthwith be cancelled.

(d)

From and after the Effective Time, each certificate (as applicable) or other instrument that immediately prior to the Effective Time represented Trust Units or Rights shall be deemed to represent only the right to receive the payment in respect of such Trust Units or Rights required under this Plan of Arrangement, less any amounts withheld pursuant to Section 4.3. Any such certificate (as applicable) formerly representing Trust Units not duly surrendered on or before the day prior to the fifth anniversary of the Effective Date shall cease to represent a claim by or interest of any kind or nature against or in any of KNOC, the Purchaser, the Trust, HOC, NARL or any other party to the Arrangement. On such date, any and all cash to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser, NARL or HOC, as applicable.

(e)

Any payment made by way of cheque by the Depositary, HOC or NARL pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary, HOC or NARL or that otherwise remains unclaimed, in each case, on or before the second anniversary of the Effective Time shall be returned by the Depositary to the Purchaser, as applicable, and any right or claim to payment hereunder that remains outstanding on the day prior to the fifth anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of a former holder of Trust Units and/or Rights to receive the consideration for such Trust Units and/or Rights, as the case may be, pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser, HOC or NARL, as applicable, for no consideration.

(f)

No former holder of Trust Units and/or Rights shall be entitled to receive any consideration with respect to such Trust Units and/or Rights other than any cash payment to which such former holder is entitled to receive in accordance with this Section 4.1 and Sections 2.3(m) or 2.3(n) in the case of Trust Units and Sections 2.3(b) or 2.3(c) in the case of Rights and, for greater certainty, no such holder with be entitled to receive any interest, dividends, premium or other payment in connection therewith.

4.2

Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Trust Units that were transferred pursuant to Section 2.3(r) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, cash deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the person to whom such cash is to be delivered shall as a condition precedent to the delivery of such cash, give a bond satisfactory to the Purchaser and the Depositary (acting reasonably) in such sum as the Purchaser may direct, or otherwise indemnify the Purchaser, HOC and the Trust in a manner satisfactory to the Purchaser, HOC and the Trust, acting reasonably, against any claim that may be made against the Purchaser, HOC or the Trust with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3

Withholding Rights

The Purchaser, NARL, HOC and the Depositary shall be entitled to deduct and withhold from any amount payable to any person under this Plan of Arrangement (including, without limitation, any amounts payable pursuant to Section 3.1), such amounts as the Purchaser, NARL, HOC or the Depositary determines, acting reasonably, are required to be deducted and withheld with respect to such payment under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 or any provision of any other Applicable Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the person in respect of which such withholding was made, provided that such amounts are actually remitted to the appropriate taxing authority.

ARTICLE 5
AMENDMENTS

5.1

Amendments to the Plan of Arrangement

(a)

HOC, the Trust, KNOC and the Purchaser may agree to amend this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment must be: (i) set out in writing; (ii) filed with the Court and, if made following the Special Meeting, approved by the Court; and (iii) communicated to Securityholders if and as required by Applicable Laws or the Court.

(b)

Any amendment to this Plan of Arrangement agreed to by HOC, the Trust, KNOC and the Purchaser at any time prior to or at the first to occur of the Special Meeting, which is proposed and accepted by Securityholders voting at the Special Meeting, shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment to this Plan of Arrangement that is approved by the Court following the Special Meeting shall be effective only if it is consented to by HOC, the Trust, KNOC and the Purchaser.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser and its counsel, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former Securityholder.

ARTICLE 6
MISCELLANEOUS

6.1

Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out herein.

6.1

Determination as to Implementation

Notwithstanding the passing of the Special Resolution by the Securityholders and receipt of the Final Order, KNOC, the Purchaser, HOC and the Trust may agree not to implement this Plan of Arrangement.

APPENDIX D

FAIRNESS OPINION

TD Securities Inc.
Home Oil Tower
324 – 8th Avenue SW, 8th Floor
Calgary, Alberta T2P 2Z2

October 21, 2009

The Board of Directors
Harvest Energy Trust
2100, 330 – 5th Avenue SW
Calgary, Alberta T2P 0L4

To the Board of Directors:

TD Securities Inc. (“TD Securities”) understands that Harvest Energy Trust (“Harvest” or the “Trust”) has entered into a definitive agreement dated October 21, 2009 (the “Arrangement Agreement”) with Korea National Oil Corporation (“KNOC”) pursuant to which KNOC has offered to acquire (the “Offer”) all of the issued and outstanding units of Harvest (the “Units”) by way of a court approved plan of arrangement (the “Plan of Arrangement”) at a price of C$10.00 per unit for a total cash consideration of approximately C$1.8 billion plus the assumption of C$2.3 billion of debt (the “Consideration”). The above description is summary in nature. The specific terms and conditions of the Offer are set out in the Acquisition Agreement and will be more fully described in the notice of special meeting and management information circular (the “Information Circular”), which is to be mailed to holders of the Units (“Unitholders”) in connection with the Plan of Arrangement.

TD Securities understands that, as a condition of the Offer, each member of the Board of Directors of Harvest has entered into agreements to support the Offer (“Support Agreements”) with KNOC, pledging to vote all of their Units, whether held directly and indirectly, in support of the Arrangement Agreement. TD Securities also understands that the units associated with these Support Agreements total, in aggregate, approximately 8.0 million units or approximately 4.4% of the total outstanding Units on a fully-diluted basis.

ENGAGEMENT OF TD SECURITIES

TD Securities was engaged by Harvest pursuant to an engagement agreement dated October 20, 2009 (the “Engagement Agreement”) with an effective date of July 28, 2009, to provide advice and assistance to it in, among other things, evaluating the Offer, including the preparation and delivery to the Harvest Board of Directors (the “Board”) of its opinion (the “Fairness Opinion”) as to the fairness of the Consideration, from a financial point of view, to Unitholders. TD Securities has not prepared a valuation of the Trust or any of its assets and the Fairness Opinion should not be construed as such.

The terms of the Engagement Agreement provide that TD Securities will receive a fee for its services, which is contingent on successful completion of the Plan of Arrangement or certain other events, and is to be reimbursed for its reasonable out-of-pocket expenses. In addition, the Trust has agreed to indemnify TD Securities, in certain circumstances, against certain expenses, losses, claims, actions, suits, proceedings, damages and liabilities which may arise directly or indirectly from the provision of its services in connection with the Engagement Agreement.

1

On October 21, 2009, at the request of the Board, TD Securities orally delivered the Fairness Opinion to the Board based upon the scope of review and subject to the assumptions and limitations set out herein. This Fairness Opinion provides the same opinion, in writing, as of October 21, 2009. The Fairness Opinion may not be published, reproduced, disseminated, quoted from or referred to without the express written consent of TD Securities. Subject to the terms of the Engagement Agreement, TD Securities consents to the inclusion of the Fairness Opinion, in its entirety, with a summary thereof in a form acceptable to TD Securities, in the Information Circular, and to the filing thereof by the Trust with the applicable Canadian securities regulatory authorities.

CREDENTIALS OF TD SECURITIES

TD Securities is one of Canada’s largest investment banking firms with operations in a broad range of investment banking activities, including corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment management and investment research. TD Securities has participated in a significant number of transactions involving public and private companies and has extensive experience in preparing valuations and fairness opinions.

The Fairness Opinion is the opinion of TD Securities and its form and content have been approved by a committee of senior investment banking professionals of TD Securities, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

RELATIONSHIP WITH INTERESTED PARTIES

Neither TD Securities, nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) (the “Securities Act”) of the Trust, KNOC, or any of their respective associates or affiliates (collectively, the “Interested Parties”). Neither TD Securities nor any of its affiliates is an advisor to any Interested Party with respect to the Offer other than to the Trust pursuant to the Engagement Agreement.

TD Securities and its affiliates have not been engaged to provide any financial advisory services, have not acted as lead or co-lead manager on any offering of securities of the Trust or any other Interested Party, or had a material financial interest in any transaction involving the Trust or any other Interested Party during the 24 months preceding the date on which TD Securities was first contacted in respect of the Offer other than:

(i)	acting as co-lead manager in connection with the Trust’s May 2009 unit offering;

(ii)	acting as sole financial advisor to the Trust in a restructuring of certain of its issued and outstanding convertible debentures in May 2009;

(iii)	acting as joint bookrunner in connection with the Trust’s April 2008 convertible debenture offering;

(iv)	providing foreign exchange rate derivative trading services for the Trust; and

(v)	acting as current lender to the Trust.

There are no understandings or agreements between TD Securities and the Trust or any other Interested Party with respect to future financial advisory or investment banking business. TD Securities may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Trust or any other Interested Party.

2

TD Securities and its affiliates act as a trader and dealer, both as principal and as agent, in major financial markets and, as such, may have and may in the future have positions in the securities of any Interested Party and, from time to time, may have executed or may execute transactions on behalf of any Interested Party or other clients for which it may have received or may receive compensation. As an investment dealer, TD Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Offer, the Trust or any other Interested Party.

SCOPE OF REVIEW

In connection with the Fairness Opinion, TD Securities reviewed and relied upon (without attempting to verify independently the completeness or accuracy of) or carried out, as applicable, among other things, the following:

1.	Certain publicly available business and financial information relating to the Trust that was deemed to be relevant;

2.	Certain information, including financial forecasts, relating to the business, cash flow, capital expenditures, assets, liabilities and prospects of the Trust provided to TD Securities by the Trust;

3.	Final executed Arrangement Agreement dated October 21, 2009;

4.	Final executed Support Agreements dated October 21, 2009;

5.	Annual Reports of the Trust, including the audited annual financial statements and management's discussion and analysis contained therein, for the years ended December 31, 2006, 2007 and 2008;

6.

The Quarterly Interim Reports for the Trust, including the unaudited financial statements and management’s discussion and analysis contained therein, for the quarters ended March 31, 2009 and June 30, 2009;

7.	Notices of Annual Meetings of Shareholders and Management Information Circulars of the Trust for the years ended December 31, 2006, 2007 and 2008;

8.	Annual Information Forms for the Trust for the years ended December 31, 2006, 2007 and 2008;

9.	Various presentations, strategic plans and budgets prepared by the management of the Trust and provided to TD Securities by the Trust;

10.	December 31, 2008 reserve reports and correspondence prepared by McDaniel & Associates Consultants Ltd. and GLJ Petroleum Consultants Ltd.;

11.	Agreements related to the Trust’s outstanding debt including the following: $1.6 billion Senior Secured Revolving and Bridge Facility Agreement dated October 19, 2006, US$250 million 7 7 / 8 % Senior Notes Due 2011 Indenture dated October 14, 2004, Convertible Debenture Indenture dated January 29, 2004, a first supplemental indenture thereto dated August 10, 2004, a second supplemental indenture dated August 2, 2005, a third supplemental indenture dated November 22, 2006, a fourth supplemental indenture dated June 1, 2007 and a fifth supplemental debenture thereto dated April 25, 2008;

 3

12.

Various research publications prepared by equity research analysts regarding the Trust, the Canadian oil and gas industry, the North American refinery industry and selected public companies and income trusts considered relevant;

13.	Market prices and valuation multiples for the Trust and comparisons with those of certain publicly traded companies and trusts that were deemed to be relevant;

14.	Discussions with members of senior management, the Board of Directors and other representatives of the Trust with respect to the information referred to above and other issues deemed relevant;

15.	Discussions with the Trust's legal counsel;

16.	The results of operations of the Trust and a comparison of them with those of certain publicly traded companies and trusts that were deemed to be relevant;

17.	Discussions and negotiations among representatives of the Trust and KNOC;

18.	Representations contained in a certificate dated October 21, 2009 from senior management of Harvest; and

19.	Such other financial studies and analyses and other matters as were deemed necessary, including our assessment of general economic, market and monetary conditions.

TD Securities has not, to the best of its knowledge, been denied access by the Trust to any information requested by TD Securities. TD Securities has assumed the accuracy and fair presentation of and relied upon the foregoing information.

PRIOR VALUATIONS

The Trust has represented to TD Securities that it has no knowledge of any prior valuations or appraisals relating to Harvest or any affiliate or any of their respective material assets or liabilities made in the preceding 24 months and in the possession or control of Harvest other than those which have been provided to TD Securities or, in the case of valuations known to Harvest which it does not have within its possession or control, notice of which has been given to TD Securities.

ASSUMPTIONS AND LIMITATIONS

With the Trust’s acknowledgement and agreement as provided for in the Engagement Agreement, TD Securities has relied upon the accuracy, completeness and fair presentation of all data and other information obtained by it from public sources (including on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and the Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”)) or provided to it by or on behalf of the Trust or otherwise obtained by TD Securities, including the certificate identified below (collectively, the “Information”). The Fairness Opinion is conditional upon such accuracy, completeness and fair presentation. Subject to the exercise of professional judgment, and except as expressly described herein, TD Securities has not attempted to verify independently the accuracy, completeness or fair presentation of any of the Information.

With respect to the budgets, forecasts, projections or estimates provided to TD Securities and used in its analyses, TD Securities notes that projecting future results is inherently subject to uncertainty. TD Securities has assumed, however, that such budgets, forecasts, projections and estimates were prepared using the assumptions identified therein which TD Securities has been advised are (or were at the time of preparation and continue to be) in the opinion of the Trust reasonable in the circumstances. TD Securities has assumed that the Offer will not give rise to material adverse tax consequences for the Trust or Unitholders. TD Securities expresses no independent view as to the reasonableness of such budgets, forecasts, projections and estimates or the assumptions on which they are based.

4

Senior officers of the Trust have represented to TD Securities in a certificate dated October 21, 2009, among other things, that after due inquiry:

(i)

Harvest has no information or knowledge of any facts public or otherwise not specifically provided to TD Securities which would reasonably be expected to affect materially the Fairness Opinion to be given by TD Securities;

(ii)

with the exception of forecasts, projections or estimates referred to in subparagraph (iv) below, the information, data and other material as filed under Harvest’s profile on SEDAR and EDGAR and/or provided to TD Securities by or on behalf of Harvest or its representatives in respect of Harvest and its affiliates in connection with the Offer is or, in the case of historical Information was, at the date of preparation, true, complete and accurate and did not and does not contain any untrue statement of a material fact and does not omit to state a material fact necessary to make the Information not misleading in the light of circumstances in which it was presented;

(iii)

to the extent that any of the Information identified in subparagraph (ii) above is historical, there have been no changes in any material facts or new material facts since the respective dates thereof which have not been disclosed to TD Securities or updated by more current information not provided to TD Securities by Harvest and there has been no material change, financial or otherwise in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Harvest and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion;

(iv)

any portions of the Information provided to TD Securities (or filed on SEDAR or EDGAR) which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of Harvest, are (or were at the time of preparation and continue to be) reasonable in the circumstances;

(v)

there have been no valuations or appraisals relating to Harvest or any affiliate or any of their respective material assets or liabilities made in the preceding 24 months and in the possession or control of Harvest other than those which have been provided to TD Securities or, in the case of valuations known to Harvest which it does not have within its possession or control, notice of which has been given to TD Securities;

(vi)

there have been no verbal or written offers or serious negotiations for or transactions involving any material property of Harvest or any of its affiliates during the preceding 24 months which have not been disclosed to TD Securities. For the purposes of subparagraphs (v) and (vi), “material assets”, “material liabilities” and “material property” shall include assets, liabilities and property of Harvest or its affiliates having a gross value greater than or equal to C$100 million;

(vii)	since the dates on which the Information was provided to TD Securities (or filed on SEDAR or EDGAR), no material transaction has been entered into by Harvest or any of its affiliates;

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(viii)

other than as disclosed in the Information, neither Harvest nor any of its affiliates has any material contingent liabilities and there are no actions, suits, claims, proceedings, investigations or inquiries pending or threatened against or affecting the Offer, Harvest or any of its affiliates at law or in equity or before or by any federal, national, provincial, state, municipal or other governmental department, commission, bureau, board, agency or instrumentality which may, in any way, materially adversely affect Harvest or its affiliates or the Offer;

(ix)

all financial material, documentation and other data concerning the Offer, Harvest and its affiliates, including any projections or forecasts provided to TD Securities, were prepared on a basis consistent in all material respects with the accounting policies applied in the most recent audited consolidated financial statements of Harvest;

(x)

there are no agreements, undertakings, commitments or understanding (whether written or oral, formal or informal) relating to the Offer, except as have been disclosed in complete detail to TD Securities;

(xi)

the contents of any and all documents prepared in connection with the Offer for filing with regulatory authorities or delivery or communication to securityholders of Harvest (collectively, the “Disclosure Documents”) have been, are and will be true, complete and correct in all material respects and have not and will not contain any misrepresentation (as defined in the Securities Act) and the Disclosure Documents have complied, comply and will comply with all requirements under applicable laws;

(xii)	Harvest has complied in all material respects with the Engagement Agreement, including the terms and conditions of Schedule B thereof; and

(xiii)

to the best of their knowledge, information and belief after due inquiry, there is no plan or proposal for any material change (as defined in the Securities Act) in the affairs of Harvest which have not been disclosed to TD Securities.

In preparing the Fairness Opinion, TD Securities has made several assumptions, including that: the conditions required to implement the Offer will be satisfied; all approvals, authorizations, consents, permissions, exemptions or orders of relevant regulatory authorities or third parties required in respect of or in connection with the Offer will be obtained, without adverse condition or qualification; and that all steps or procedures being followed to implement the Plan of Arrangement will be valid and effective. TD Securities has also assumed that all of the representations and warranties contained in the Arrangement Agreement are correct as of the date hereof and that the Offer will be completed substantially in accordance with its terms and all applicable laws and that the Information Circular will disclose all material facts relating to the Offer and will satisfy all applicable legal requirements. In its analysis in connection with the preparation of the Fairness Opinion, TD Securities made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of TD Securities, the Trust, or their respective affiliates. Among other things, TD Securities has assumed the accuracy, completeness and fair presentation of, and has relied upon, the financial statements forming part of the Information. The Fairness Opinion is conditional on all such assumptions being correct.

The Fairness Opinion has been provided for the use of the Board of Directors in considering the Offer and is not intended to be, and does not constitute, a recommendation that Unitholders should vote in favour of the Plan of Arrangement. The Fairness Opinion may not be used or relied upon by any person other than the Board of Directors without the express prior written consent of TD Securities. The Fairness Opinion may not be published, reproduced, disseminated, quoted from or referred to without the express written consent of TD Securities. The Fairness Opinion does not address the relative merits of the Offer as compared to other transactions or business strategies that might be available to the Trust, nor does it address the underlying business decision to enter into the Arrangement Agreement. In considering the fairness of the Consideration, from a financial point of view, TD Securities considered the Offer from the perspective of Unitholders generally and did not consider the specific circumstances of any particular Unitholder. The Fairness Opinion is rendered as of October 21, 2009, on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of the Trust and its affiliates as they were reflected in the Information provided or otherwise available to TD Securities. Any changes therein may affect the Fairness Opinion and, although TD Securities reserves the right to change or withdraw the Fairness Opinion in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or to update the Fairness Opinion after such date. TD Securities is not legal, tax or accounting experts and did not render advice to the Board regarding any legal, tax or accounting matters concerning the Offer or the sufficiency of this opinion for its purposes.

6

The preparation of a fairness opinion is a complex process and is not necessarily amenable to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. TD Securities believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Fairness Opinion. Accordingly, this Fairness Opinion should be read in its entirety.

CONCLUSION

Based upon and subject to the foregoing, TD Securities is of the opinion that, as of October 21, 2009, the Consideration under the Offer is fair, from a financial point of view, to Unitholders.

Yours very truly,

/s/ TD Securities Inc.
TD SECURITIES INC.

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APPENDIX E

SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

191(1) Subject to Sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a)	amend its articles under Section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,
(b)	amend its articles under Section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,
(b.1)	amend its articles under Section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in Section 15.2(1),
(c)	amalgamate with another corporation, otherwise than under Section 184 or 187,
(d)	be continued under the laws of another jurisdiction under Section 189, or
(e)	sell, lease or exchange all or substantially all its property under Section 190.

(2) A holder of shares of any class or series of shares entitled to vote under Section 176, other than Section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a)	at or before any meeting of shareholders at which the resolution is to be voted on, or

(b)

if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

(6) An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a)	by the corporation, or

(b)	by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(7) If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8) Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a)	at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b)	within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

(a)	be made on the same terms, and

(b)	contain or be accompanied with a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11) A dissenting shareholder

(a)	is not required to give security for costs in respect of an application under subsection (6), and

(b)	except in special circumstances must not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Court may give directions for

(a)

joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b)	the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c)	the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d)	the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e)	the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f)	the service of documents, and

(g)	the burden of proof on the parties.

(13) On an application under subsection (6), the Court shall make an order

(a)	fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b)	giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders,

(c)	fixing the time within which the corporation must pay that amount to a shareholder, and

(d)	fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(14) On

(a)	the action approved by the resolution from which the shareholder dissents becoming effective,

(b)

the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c)	the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a)	the shareholder may withdraw the shareholder's dissent, or

(b)	the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after

(a)	the pronouncement of an order under subsection (13), or

(b)	the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder's shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b)	the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities.